THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek immediately your own personal financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate financial adviser, who is authorised under the Financial Services and Markets Act 2000, as amended ("FSMA") if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

This document constitutes a prospectus (the "Prospectus") relating to the New GDR Offering prepared in accordance with the prospectus rules of the Financial Services Authority (the "Prospectus Rules") made under section 73A of FSMA, has been approved by the Financial Services Authority in accordance with Section 87A of FSMA and made available to the public in accordance with Rule 3.2 of the Prospectus Rules.

TRADER MEDIA EAST LIMITED
(incorporated in Jersey with limited liability with registered number 91704)
3 for 1 New GDR Offering of 37,527,627 New Global Depositary Receipts
at New GDR Subscription Price of US$0.16 per New Global Depositary Receipt

Trader Media East Limited (the "Company", "Trader Media East" or "TME"), a public limited liability company incorporated in Jersey, is offering holders of ordinary shares of US$0.16 nominal value each (the "Ordinary Shares") on the register of members of the Company the right to subscribe for 150,000,000 new Ordinary Shares (the "New Shares" and together with the Ordinary Shares, the "Shares") pro rata to their existing holding of shares (the "Pre-emptive Share Offer").  As part of the Pre-emptive Share Offer, the Company is offering the holders of the Company's global depositary receipts ("GDRs") on 10 December 2012 ("Eligible Investors" and the "GDR Record Date", respectively) the right to subscribe for New Shares in the form of newly issued GDRs ("New GDRs"), with one New GDR representing one New Share (the "New GDR Offering").  The New GDRs will be offered at a price of US$0.21 per New GDR consisting of a New GDR Subscription Price of US$0.16 and the Depositary's issuance fee of US$0.05 per New GDR. Three New GDRs will be offered for every one GDR held by Eligible Investors. The Pre-emptive Share Offer and the New GDR Offering will be underwritten by Hürriyet Invest B.V. ("Hürriyet Invest").

If you are not an Eligible Investor, you may not participate in the New GDR Offering.

The existing GDRs are, and the New GDRs will be, admitted to the Official List of the United Kingdom Listing Authority (the "UKLA") and the existing GDRs are, and the New GDRs will be, admitted to trading through the International Order Book ("IOB") of the London Stock Exchange plc (the "London Stock Exchange"), which is a regulated market for the purposes of the Markets in Financial Instruments Directive (2004/39/EC), as amended. New GDRs of the same class as GDRs originally sold in reliance on Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act")  (the "Rule 144A GDRs") are designated as eligible for trading in the PORTAL Market of The Nasdaq Stock Market, Inc. ("PORTAL").

In order to participate in the New GDR Offering, Eligible Investors must duly complete and return the subscription card that Eligible Investors will receive (the "Subscription Card") to The Bank of New York Mellon, as subscription agent (the "Subscription Agent") in accordance with the instructions set out in "Terms and Conditions of the New GDR Offering", to be received no later than 5:00 p.m., London time, on or around 19 December 2012, in respect of Regulation S GDRs  (the "Reg S GDR Expiration Time") or  5 p.m. New York time on or around 19 December 2012, in respect of 144A GDRs (the "144A GDR Expiration Time").  The New GDRs, if any, will be issued pursuant to a Deposit Agreement by and between the Company and The Bank of New York Mellon, as depositary (the "Depositary"), dated 10 February 2006 (the "Deposit Agreement").  The New GDRs being offered in the New GDR Offering will be allocated among Eligible Investors who have duly completed and returned on time their Subscription Cards on the following basis: first, in accordance with the lower of (i) each Eligible Investor's pro rata entitlement based on the percentage interest of the Company's share capital that such Eligible Investor's GDR holding represents (the "Regular Entitlement") or, (ii) if such Eligible Investor wishes to subscribe for a lower whole number of New GDRs than their Regular Entitlement, such lower whole number of New GDRs as are specified in such Eligible Investor's Subscription Card (the "Lower Specified Amount"). If you have any questions on the procedure for application and payment, you should contact the Subscription Agent.  The Subscription Agent cannot provide advice on the merits of the proposals or give any financial, legal or tax advice.

The distribution of this Prospectus and the subscription for any New GDRs may be restricted by law. Therefore, those persons into whose possession this Prospectus comes, or who wish to subscribe for any of the New GDRs, must inform themselves about and observe any such restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. The New GDRs have not been, and will not be, registered under the Securities Act or any state securities laws, and such securities may be offered or sold only (i) outside the United States in reliance on Regulation S under the Securities Act ("Regulation S") or (ii) within the United States in reliance on the exemption from registration provided by Rule 801 of the Securities Act. For a description of restrictions on transfer and resales, see "Transfer Restrictions".

See "Risk Factors" beginning on page 5 for a discussion of certain matters that prospective investors should consider prior to making an investment decision.

The date of this Prospectus is 11 Decemeber 2012

General

A copy of this document has been delivered to the Jersey registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and the registrar has given, and not withdrawn, consent to its circulation.  The Jersey Financial Services Commission (the "Commission") has given, and has not withdrawn, its consent under the Control of Borrowing (Jersey) Order 1958 to the issue of the Shares by the Company.  It must be distinctly understood that, in giving these consents, neither the Jersey registrar of companies nor the Commission takes any responsibility for the financial status of the Company or for the correctness of any statements made, or opinions expressed, with regard to it.  The Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against any liability arising from the discharge of its functions under that law.

Trader Media East accepts responsibility for the information contained in this Prospectus.  To the best of the knowledge of Trader Media East (having taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

The contents of the websites of any of the Group do not form any part of this Prospectus.

No person is authorised to give any information or to make any representation in connection with the New GDR Offering other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorised by the Company or the Depositary.  This Prospectus is being furnished by the Company solely for the purpose of enabling Eligible Investors to consider an investment in the New GDRs.  Any reproduction or distribution of this Prospectus, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the New GDRs is prohibited, except to the extent that such information is otherwise publicly available.  Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the Company's affairs since the date hereof or that the information contained herein is correct at any time subsequent to such date.  Each offeree of the New GDRs, by accepting delivery of this Prospectus, agrees to the foregoing.

The Company has not authorised any person to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorised.  This Prospectus does not constitute an offer to sell, or a solicitation by or on behalf of the Company or the Depositary to any person to subscribe for any of the New GDRs in any jurisdiction where it is unlawful for such person to make such an offer or solicitation.  The distribution of this Prospectus and the offering or sale of the New GDRs in certain jurisdictions is restricted by law.  Persons into whose possession this Prospectus may come are required by the Company to inform themselves about and to observe such restrictions.  No action has been taken by the Company that would permit, otherwise than under the New GDR Offering, an offer of the New GDRs, or possession or distribution of this Prospectus or any other offering material or application form relating to the New GDRs in any jurisdiction where action for that purpose is required.  This Prospectus may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorised or is unlawful.  Further information with regard to restrictions on offers and sales of the New GDRs is set forth under "Transfer Restrictions."

New GDRs subscribed for by existing holders of Rule 144A GDRs (the "New Rule 144A GDRs") and New GDRs subscribed for by existing holders of the class of GDRs originally sold outside the United States in reliance on Regulation S (the "New Regulation S GDRs") will be delivered by the Depositary, pursuant to the Deposit Agreement.  The New Shares represented by the New GDRs will be registered in the name of the Depositary or its nominee.

In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of this Prospectus, including the risks involved.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH, OR APPROVED OR DISAPPROVED BY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER US REGULATORY AUTHORITY.  FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

The Pre-emptive Share Offer and New GDR Offering relate to shares of a company incorporated under the laws of Jersey, and is being made in accordance with the listing rules made by the United Kingdom Financial Services Authority (the "FSA") as in force from time to time (the "Listing Rules").  Accordingly, the offers are subject to the disclosure requirements and practices applicable in the United Kingdom, which are different from those of the United States.  Financial statements included in this document have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted in the European Union, and thus may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Trader Media East is a Jersey company, and some or all of its officers and directors are residents of countries other than the United States.  You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.  It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

Nothing in this Prospectus nor anything communicated to the holders of the Shares or GDRs or potential holders of the New Shares or New GDRs by or on behalf of the Company is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for the New Shares or New GDRs or the exercise of any rights attached thereto for the purposes of the Financial Services (Jersey) Law 1998, as amended.

This Prospectus refers to credit ratings issued by Fitch Ratings Limited. Fitch Ratings Limited is established in the EEA and registered under Regulation (EU) No 1060/2009, as amended.

NOTICE TO INVESTORS IN THE RUSSIAN FEDERATION

Neither the GDRs, the Shares nor this Prospectus have been, or are intended to be, registered with the Federal Service for Financial Markets of the Russian Federation or any other state bodies that may from time to time be responsible for such registration and are not intended for "placement" or "public circulation".  This Prospectus and information contained herein are not a public offer or advertisement of securities in the Russian Federation and are not an offer, or an invitation to make offers, to purchase, sell, exchange or transfer any securities in the Russian Federation or to or for the benefit of any Russian person or entity, unless and to the extent otherwise permitted under Russian law, and must not be made publicly available in Russia.  Information contained in this document is intended only for persons who are "qualified investors" within the meaning of Article 51.2 of the Federal Law No. 39-FZ "On the Securities Market" dated 22 April 1996, as amended (the "Russian QIs") and must not be made available to any persons who are not Russian QIs or otherwise permitted under Russian law to access such information.  The GDRs have not been and will not be registered in Russia and are not intended for "placement", "public circulation", "offering" or "advertising" (each as defined in Russian law) in the Russian Federation except as permitted by Russian law.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE, NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE, CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING.  NEITHER ANY SUCH FACT, NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION, MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION.  IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

The Company is incorporated under the laws of Jersey.  Certain persons referred to herein are residents of Jersey, the Russian Federation, Ukraine, Belarus, Kazakhstan, Hungary, Croatia, Slovenia, Serbia, Bosnia & Herzegovina, The Netherlands and the United States and certain entities referred to herein are organised under the laws of Jersey, the Russian Federation, Ukraine, Belarus, Kazakhstan, Hungary, Croatia, Slovenia, Serbia, Bosnia & Herzegovina, The Netherlands and the United States.  All or a substantial portion of the Group's assets and the assets of such persons and entities are located outside the United States.  As a result, it may not be possible for investors to effect service of process upon such persons in the United States or to enforce against them or the Company judgments obtained in United States courts predicated upon the civil liability provisions of US securities laws.

A judgment of a court of a jurisdiction outside Jersey may only be enforced in Jersey pursuant to reciprocal enforcement laws which extend only to a limited range of jurisdictions and courts and include certain limitations (for example, the Jersey courts will not enforce the judgment of a foreign court which would contravene Jersey public policy or would constitute the collection of taxes or imposition of penalties of a foreign government).  Where there are no reciprocal enforcement arrangements in place, it is generally considered that the courts of Jersey will recognise as valid a final judgment for a liquidated sum of money, which is not in respect of taxes, fines, penalties or other similar fiscal or revenue liabilities, rendered against the Company by a competent superior court in a relevant jurisdiction, provided that such judgment is obtained without fraud, in accordance with the principles of natural justice, is not contrary to public policy, and that notice of the proceedings in the foreign court were duly served.

(i)

(ii)

SUMMARY

Summaries are made up of disclosure requirements known as 'Elements'. These Elements are numbered in Sections A – E (A.1 – E.7) below. This summary contains all the Elements required to be included in a summary for this type of securities and the Company.  Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements. Even though an Element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention of 'not applicable'.

Section A – Warning
A.1	Warning.	This summary should be read as an introduction to this Prospectus and any decision to invest in the New GDRs should be based on consideration of this Prospectus as a whole by the investor including the information incorporated by reference into this Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the Member States, have to bear the costs of translating this Prospectus before the legal proceedings are initiated and civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus or it does not provide, when read together with the other parts of this Prospectus, key information in order to aid investors when considering whether to invest in the New GDRs.
A.2	Consent by the issuer to the use of the prospectus for subsequent resale or final placement of securities by financial intermediaries.	No such consent is granted by the Issuer.

Section B – Issuer
Information about the issuer of the underlying shares.
B.31/B.1	The legal and commercial name of the issuer.	Trader Media East Limited (the "Company").
B.31/B.2	The domicile and legal form of the issuer, the legislation under which the issuer operates and its country of incorporation.
The Company was incorporated under the laws of Jersey on 11 November 2005 as a private limited company with registered number 91704.  Pursuant to a resolution of its sole member passed on 3 February 2006, Trader Media East Limited was converted to a public limited company with effect from the date of such resolution.  The Company's registered office is at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.  The Company's principal and administrative offices are at Zwarteweg 6D 1412, GD Naarden, The Netherlands, where the Company's telephone number is +31 35 699 1760.

B.31/B.3
A description of, and key factors relating to, the nature of the issuer's current operations and its principal activities, stating the main categories of products sold and/or services performed and identification of the principal markets in which the issuer competes.

The Group is a leading provider of print and online classified advertising, particularly in the real estate, auto and recruitment sectors, with local brands serving local markets in Russia, the Commonwealth of Independent States (the "CIS") and Central and Eastern Europe ("CEE"). As at 30 June 2012, the Group produced 158 print titles, with around 4.8 million readers in aggregate per month, and hosted 20 horizontal and vertical websites with over 20 million unique monthly visitors in aggregate.  The Group's publications and websites serve as marketplaces in major metropolitan and regional markets where both private and professional sellers advertise items for sale and contact buyers.  Through its integrated print and online strategy, the Group offers buyers and sellers a comprehensive and focused forum for consumer-to-consumer and business-to-consumer transactions.

The Group's branded classified advertising websites and printed publications and related specialised services have strong positions in specific markets in Belarus, Croatia, Bosnia & Herzegovina, Hungary, Kazakhstan, Russia, Serbia, Slovenia and Ukraine. The Group's major publications and noticeable websites include:

  in Moscow and major cities across Russia and the CIS, the publications Iz Ruk v Ruki, Aviso, Avto, Nedvizhimost and the websites www.irr.ru and www.job.ru;
  in Hungary, the publication Expressz and the website www.expressz.hu;
  in Croatia, the publication Oglasnik and the website www.oglasnik.hr;
  in Slovenia, the website www.mojedelo.com; and
  in Serbia and Bosnia, the website www.boljiposao.com

B.31/B.4a	A description of the most significant recent trends affecting the issuer and the industries in which it operates.
Since the end of the last financial year, including in the period since 30 June 2012, the most significant recent trends affecting the Group and the industries in which it operates have been that:

  the Group's print business has continued to decline, this decline has been slightly faster than forecast declines; the Group's online business has continued to grow in line with the Group's estimates however this growth is not expected to offset the fall in print revenues. On 13 November 2012, the Company published an announcement containing limited financial information for the nine months ended 30 September 2012, as appended to the back of this Prospectus. Revenues in the nine months ended 30 September 2012 decreased $16.0 million, or 14.7 per cent., to $92.7 million from $108.7 million in the nine months ended 30 September 2011 and online revenues in the nine months ended 30 September 2012 increased $3.3 million, or 17.5 per cent., to $22.4 million from $19.1 million in the nine months ended 30 September 2011. The Company believes that the trends seen in its trading between the nine months ending 30 September 2011 and the nine months ending 30 September 2012 are the same as those for the six months ending 30 June 2011 and the six months ending 30 June 2012.;
  the Group's preliminary estimates indicate that its due to lower print revenues, overall revenues will be lower as at 31 December 2012 compared to the same period in 2011. Furthermore negative foreign currency movements will also contribute to the fall in revenues; and
  the Russian economy has exhibited strong growth in the first half of 2012, according to Rosstat, Russia’s economy grew by 4.4 percent year-on-year in the first six months of 2012. The Group's experience has shown that in the past there has been a time lag between growth in the economy and additional growth in revenues and the Group expects that the positive economic environment in Russia will impact revenues positively from 2013.

B.31/B.4b	A description of any known trends affecting the issuer and the industries in which it operates.
Known trends affecting the Group include:

  shifts in consumer behaviour towards digital content in the Group's target markets which have caused a significant decline in the Group's print business and a significant increase in the Group's online business;
  adverse global and Russian economic conditions which have affected consumer demand for the Group's products; and
  heavy competition in the online classified advertising market in Russia and CEE has meant that the Group has had to fund significant marketing campaigns which have increased the Group's costs.

B.31/B.5	If the issuer is part of a group, a description of the group and the issuer's position within the group.
The Company is the holding company of the Group. The Company has direct and indirect interests in 58 subsidiaries, some of which have other minority holders but all of which are consolidated. The Company's most significant subsidiaries together with the Group's effective interest are set out below:

Name of subsidiary	Effective Interest
Expressz Magyarország Media Kft.	100%
Impress Media Marketing, LLC	97%
Moje Delo d.o.o.	55%
Oglasnik d.o.o.	70%
OOO Pronto-Akmola KZT	100%
OOO Pronto-DV	100%
OOO Pronto-Kazan	72%
OOO Pronto-Moscow	100%
OOO Pronto-Nizhny Novgorod	90%
OOO Pronto-Novosibirsk	100%
OOO Pronto-Samara	100%
OOO SP Belpronto	60%
SP Pront	50%
The Group's business is conducted solely through the Company and its subsidiaries.

B.31/B.6
In so far as is known to the issuer, the name of any person who, directly or indirectly, has an interest in the issuer's capital or voting rights which is notifiable under the issuer's national law, together with the amount of each such person's interest, and whether the issuer's major shareholders have different voting rights if any. To the extent known to the issuer, state whether the issuer is directly or indirectly owned or controlled and by whom and describe the nature of such control.

The table below sets out details of the Company's principal shareholders of which it has been notified (i) as at 10 December 2012 (being the latest practicable date prior to the publication of this document) and (ii) as of 21 December 2012 (the "Closing Date") (assuming that all shareholders take up their rights under the Pre-emptive Share Offer in full and that the New GDR Offering is fully subscribed for by Eligible Investors).

	Shares owned before the New GDR Offering		Shares owned after the New GDR Offering
Shareholder	Number	%	Number	%
Hürriyet Invest	37,139,782(1)	74.28	148,559,128 (2)	74.28
The Bank of New York Mellon Corporation(3)	12,509,209	25.02	50,036,836	25.02
Other	351,009	0.70	1,404,036	0.70
Total	50,000,000	100	200,000,000	100
___________________________
(1)  Hürriyet Invest holds 3,428 GDRs (representing 3,428 Shares or 0.007 per cent. of the Company's share capital) in addition to its direct holding  of 37,139,782 Shares, giving it an aggregate interest in 37,143,210 Shares or 74.29 per cent. of the Company's share capital.
(2)  Following the New GDR Offering, it is expected that Hürriyet Invest will hold: (i) 13,712 GDRs (representing 13,712 Shares or 0.007 per cent. of the Company's  share capital); and (ii) 148,559,128 Shares, giving it an aggregate interest in 148,572,840 Shares or 74.29 per cent. of the Company's share capital.
(3)  The Bank of New York Mellon Corporation holds shares in its capacity as depositary in respect of the GDRs.

Following the New GDR Offering, Hürriyet Invest will continue to own at least 74.28 per cent. of the Company’s share capital and will continue to control the Company, such as in electing members of the board of directors of the Company, declaring dividends (if any), amending the constitutional documents and having control over almost all of the decisions reserved to the competence of a general meeting of shareholders of the Company. In addition, Hürriyet Invest may engage in business activities with entities that compete with the Company or which may involve increased risk for the GDR holders.

Hürriyet Invest does not have any voting rights different from any other holders of the Company's shares.
B.31/B.7
Selected historical key financial information regarding the issuer, presented for each financial year of the period covered by the historical financial information, and any subsequent interim financial period accompanied by comparative data from the same period in the prior financial year except that the requirement for comparative balance sheet information is satisfied by presenting the year end balance sheet information. This should be accompanied by a narrative description of significant change to the issuer's financial condition and operating results during or subsequent to the period covered by the historical key financial information.

Selected consolidated statement of profit and loss	For the years ended			For the six months ended
	31 December			30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
Revenue	153.3	143.4	143.4	73.6	61.7
Cost of sales	(75.2)	(71.4)	(75.5)	(39.5)	(30.4)
Gross profit	78.1	72.0	67.9	34.1	31.3
Marketing, selling and distribution expenses	(15.4)	(14.9)	(23.4)	(8.2)	(8.5)
General administrative expenses	(55.2)	(83.0)	(61.2)	(24.6)	(20.3)
Other income	-	0.5	1.7	0.7	3.0
Operating profit/(loss)	7.5	(25.4)	(15.0)	2.0	5.5
Financial income	2.3	1.2	22.0	8.3	15.1
Financial expenses	(13.0)	(7.3)	(35.4)	(4.4)	(20.4)
Monetary gain	-	-	0.2	-	-
Profit/(Loss) before income taxes	(3.2)	(31.5)	(28.2)	5.9	0.2
Income tax benefit / (expense)	(3.0)	(3.6)	1.5	(2.9)	(1.0)
Net profit/(loss) for the year	(6.2)	(35.1)	(26.7)	3.0	(0.8)

Selected consolidated balance sheet data	Restated as at 31 December			As at 30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
ASSETS
Non-current assets
Property, plant and equipment	16.6	13.3	5.7	15.3	5.4
Goodwill	110.9	82.7	79.6	90.4	78.7
Intangible assets	94.6	81.3	65.3	85.2	62.4
Available for-sale financial assets	0.1	0.1	0.1	0.1	0.1
Deferred tax assets	1.5	2.6	2.9	3.0	2.7
Other non-current assets	0.7	0.1	-	-	0.2
Total non-current assets	224.4	180.1	153.6	194.0	149.5
Current assets
Inventories	2.0	2.2	1.3	1.5	0.8
Trade and other receivables	7.8	5.7	5.1	6.4	5.4
Cash and cash equivalents	32.7	13.4	9.4	13.4	15.1
Other current assets	9.5	5.6	8.0	7.6	9.4
	52.0	26.9	23.8	28.9	30.7
Assets classified as held for sale	-	-	1.5	0.7	-
Total current assets	52.0	26.9	25.3	29.6	30.7
Total assets	276.4	207.0	178.9	223.6	180.2
EQUITY
Capital and reserves attributable to equity holders of the company
Share capital	8.0	8.0	8.0	8.0	8.0
Additional paid-in capital	678.1	678.1	678.1	683.1	678.1
Translation reserve	23.0	18.6	17.2	23.9	15.2
Accumulated losses	(581.9)	(618.9)	(648.1)	(617.0)	(650.0)
	127.2	85.8	55.2	98.0	51.3
Non-controlling interests	1.4	1.3	1.4	0.9	1.9
Total equity	128.6	87.1	56.6	98.9	53.2
LIABILITIES
Non-current liabilities
Financial liabilities
- Senior credit facility	-	56.8	70.0	70.0	-
Financial liabilities to non-controlling interests	0.5	-	-	-	-
Deferred tax liabilities	20.1	16.3	9.9	17.8	9.0
Other non-current liabilities	0.1	-	-	-	-
Total non-current liabilities	20.7	73.1	79.9	87.8	9.0
Current liabilities
Financial liabilities
- Senior credit facility	89.1	13.4	3.5	0.9	70.9
Financial liabilities to non-controlling interests	10.0	9.0	10.2	10.1	10.1
Trade and other payables	15.0	11.9	9.4	13.7	11.2
Due to shareholders	5.3	5.2	13.0	1.8	16.9
Current income tax liabilities	0.3	0.1	0.3	0.3	0.3
Other current liabilities	7.4	7.2	6.0	9.2	8.6
Liabilities dir. assoc.with assets classified as asset held for sale	-	-	-	0.9	-
Total current liabilities	127.1	46.8	42.4	36.9	118.0
Total liabilities	147.8	119.9	122.3	124.7	127.0
Total liabilities and equity	276.4	207.0	178.9	223.6	180.2

Selected consolidated statement of cash flow data

	For the years ended			For the six months ended
	31 December			30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
Net profit/(loss) for the year	(6.2)	(35.1)	(26.7)	3.0	(0.8)
Cash flows provided by operating activities	17.4	12.5	7.0	5.2	10.1
Net cash used in investing activities	(3.6)	(4.5)	(5.8)	(2.7)	2.5
Net cash used in financing activities	(39.9)	(27.5)	(6.1)	(3.0)	(7.0)
Exchange gains/losses on cash and cash equivalents	0.4	0.2	0.9	0.5	0.1
Change in cash and cash equivalents	(25.7)	(19.3)	(4.0)	-	5.7
Cash and cash equivalents at beginning of year	58.4	32.7	13.4	13.4	9.4
Cash and cash equivalents at end of year	32.7	13.4	9.4	13.4	15.1

There has been no significant change in the financial or trading position of the Group since 30 June 2012, being the end of the last financial period for which financial information has been published, such information being interim unaudited financial information.

B.31/B.9	Where a profit forecast or estimate is made, state the figure.	Not applicable – there are no profit forecasts included in this Prospectus.
B.31/B.10	A description of the nature of any qualifications in the audit report on the historical financial information.	Not applicable – the audit reports on the historical financial information incorporated by reference into this Prospectus are not qualified.
B.31/D.4	Key information on the key risks that are specific to the issuer.
The Group's business is exposed to the following key risks:

  The Group's print publishing business has historically been, and still is, its core business. Revenue from the Group's print publishing business is, however, declining as a result of competition from the Internet and customers' changing needs and preferences. The Group has therefore made significant investments in and continues to make efforts to build its online operations. If the Group fails though to transition successfully from print publishing to online publishing, the Group's results of operations, financial condition and prospects could be materially adversely affected.
  The classified advertising industry is highly competitive and the Group may not be able to compete effectively with other classified advertising businesses. The Group generates a large proportion of its print and online revenues in Russia where the Group's online business faces competition from many Internet start-up companies. There is also a risk that large international groups will enter the Russian online advertising market.  Competition from these businesses could have a material adverse affect on the Group's results of operations, financial condition and prospects.
  The Group derives substantially all of its revenues from commercial display advertising sales, classified advertising sales and paid circulation of its titles and its results of operations and financial condition would be adversely affected by a material decline in the demand for classified advertising in the future.
  Any fluctuations in the price or supply of paper would cause the Group's expenses to increase and could negatively affect the Group's results of operations and financial condition.
  The Group relies heavily on a few existing brands for a significant portion of its revenues and net income and the Group's failure to adequately maintain the strength and integrity of these brands (for example, as a result of increased competition from competitors in the Group's markets) or to develop new brands may reduce demand for the Group's services and harm its business, results of operations and financial condition.
  If the Group fails to adequately protect its intellectual property rights or faces a claim of intellectual property infringement by a third party, the Group could lose its property rights or be liable for significant damages, which could materially and adversely affect its future activities and revenues.
  All of the Group's subsidiaries use their local currency as their functional currency and the financial condition and results of operations of each of the Group's subsidiaries are reported in the relevant local currency and then translated into US dollars at the applicable currency exchange rate for inclusion in the Group's financial statements. The appreciation of the US dollar against the functional currencies of certain of the Group's subsidiaries, such as the Russian rouble and the Hungarian forint, would have a negative impact on the Group's reported financial results.
  The Group's ability to provide its print and online products and services depends on the efficient and continuous operation of its computer hardware and software systems and the Internet. These systems are subject to damage or interruption from human error, natural disasters, telecommunications failures, sabotage or vandalism and computer viruses. Any of these factors could result in reduced traffic to the Group's websites, lower circulation for its print publications and harm the Group's reputation, financial condition and results of operations.
  The Group fully rely on third party providers of printing services and so its results of operations and financial condition could be materially adversely affected if it is unable to establish and maintain contracts with high-quality, reliable third-party printers on economically attractive terms.

B.32
Information about the issuer of the depositary receipts. Name and registered office of the issuer of the depositary receipts. Legislation under which the issuer of the depositary receipts operates and legal form which it has adopted under the legislation.

The Company and The Bank of New York Mellon (the "Depositary") entered into a deposit agreement for the issuance of GDRs on 10 February 2006 (the "Deposit Agreement"). The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Department of Financial Services.  The Depositary was constituted in 1784 in the State of New York.  It is a wholly owned subsidiary of The Bank of New York Mellon Corporation, a New York bank holding company.  The principal office of the Depositary is located at One Wall Street, New York, New York 10286, United States of America.  Its principal administrative offices are located at 101 Barclay Street, 22 West, New York, New York 10286, United States of America.

Section C – Securities
Information about the underlying shares.
C.13/C.1	A description of the type and the class of the securities being offered and/or admitted to trading, including any security identification number.
New Shares: Not applicable in relation to the New Shares. The New Shares are not being offered or admitted to trading as part of the New GDR Offering. The New Shares are not listed, and will not be listed, on any regulated market and do not have an identification number.

C.13/C.2	Currency of the securities issue.	The payment currency for the New Shares is US dollars.
C.13/C.3	The number of shares issued and fully paid and issued but not fully paid. The par value per share, or that the Shares have no par value.	The Company's authorised share capital is US$80,000,000 divided into 500,000,000 shares of US$0.16 each of which 50,000,000 fully paid shares are currently in issue.
C.13/C.4	A description of the rights attached to the securities.
All holders of Shares have the same rights, with the material rights set out below:
  a pre-emption right to purchase new shares in proportion to the existing shares held by them unless otherwise directed by an extraordinary resolution of the Company in general meeting or for issues during any calendar year which are the equivalent of up to 10 per cent. of the shares currently in issue as of 1 January of such calendar year (which shares shall be allotted and issued at the discretion of the directors of the Company);
  the right to vote and participate in the general meetings of the shareholders;
  the right to receive a portion of the Company's profits in the form of dividends; and
  other rights provided under the Company's articles of association.

C.13/C.5	A description of any restrictions on the free transferability of the securities.
The Shares are freely transferable save that the directors of the Company may refuse to register any transfer of partly paid shares, including, without limitation, a transfer of such shares to a person of whom they do not approve and may refuse to register any transfer of shares on which the Company has a lien

C.13/C.6
An indication as to whether the securities offered are or will be the object of an application for admission to trading on a regulated market and the identity of all the regulated markets where the securities are or are to be traded.

The Shares are not, and will not be, listed on any regulated market.
C.13/C.7	A description of the dividend policy.
As a holding company, the level of the Company's income and its ability to pay dividends depend primarily upon the receipt of dividends and distributions from its subsidiaries.  The payment of dividends by the Company's subsidiaries is contingent upon the sufficiency of their earnings, cash flows and distributable reserves and the ability of the Company's subsidiaries, particularly those subsidiaries located in Russia, Ukraine, Belarus, Kazakhstan, Croatia, Hungary, Slovenia, Bosnia and Herzogovina and Serbia to make, in accordance with relevant national legislation, company law and exchange controls, dividend payments to the Company.

To the extent that the Company declares and pays dividends, owners of the Shares on the relevant record date will be entitled to receive dividends payable in respect of the Shares.

The Company does not, however, expect to make dividend payments for the foreseeable future.

Information about the depository receipts.
C.14/ C.1	A description of the type and the class of the securities being offered and/or admitted to trading, including any security identification number.

New GDRs: The New GDRs represent interests in the New Shares, each with a nominal value of US$0.16 per New Share. Each New GDR will represent an interest in one New Share. 37,527,627 New GDRs will be offered to existing GDR holders that qualify as Eligible Investors, at a price of US$0.21 per New GDR (the "Deposit Amount"), consisting of a New GDR Subscription Price of US$0.16 and the Depositary's issuance fee of US$0.05 per New GDR. 3 New GDRs will be offered for every 1 GDR held by Eligible Investors on the GDR Record Date. The New GDRs will be issued by the Depositary pursuant to the Deposit Agreement.

The New Rule 144A GDRs will be Rule 144A GDRs and will be fungible with the existing Rule 144A GDRs. The New Regulation S GDRs will be Regulation S GDRs and will be fungible with the existing Regulation S GDRs. The New Rule 144A GDRs will be evidenced by the Rule 144A Master GDR and the New Regulation S GDRs will be evidenced by the Regulation S Master GDR.

The security identification numbers will be as follows:

Regulation S GDRs ISIN:    US89255G2084

Regulation S GDRs Common Code:   024132269

Regulation S GDRs Sedol:  BOWH826

Regulation S GDRs CUSIP Number:  89255G208

Rule 144A GDRs ISIN:  US89255G1094

Rule 144A GDRs Common Code:  024132439

Rule 144A GDRs Sedol:  BOWH859

Rule 144A GDRs CUSIP Number:  89255G109

London Stock Exchange GAR trading symbol:  TME

PORTAL Rule 144A GAR trading symbol:  TMELYP44A

C.14/ C.2	Currency of the securities issue.	The payment currency for the New GDRs is US dollars.
C.14/ C.4	A description of the rights attached to the securities.
All holders of GDRs have the same rights, with the material rights set out below:
  the right to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by their GDRs;
  the right to receive from the Depositary any dividends distributed by the Company on the Shares represented by their GDRs;
  the right to request the Depositary to withdraw Deposited Shares and all and any rights, securities, property and cash deposited with the custodian which are attributable to the Deposited Shares ("Deposited Property") attributable to their GDRs and arrange the delivery of the Deposited Property to the person(s) specified in the withdrawal notice;
  the right to request the Depositary to exercise any rights to subscribe for Shares pertaining to the Shares represented by their GDRs; and
  other rights provided under the Deposit Agreement.

C.14/ C.5	A description of any restrictions on the free transferability of the securities.
The New GDRs are in registered form, each corresponding to one New Share.  The Depositary shall maintain, or cause to be maintained, at all times outside the United Kingdom and Jersey, a register of holders of the GDRs (a "Holder"), showing the number of GDRs represented by the respective Master GDRs and the number of GDRs in respect of which certificates in definitive registered form have been issued and which remain outstanding from time to time, the date of issue and all subsequent transfers and changes of ownership in respect thereof, and the names and addresses of Holders (the "Register").  Title to the New GDRs passes by registration in the Register and accordingly, transfer of title to a New GDR is effective only upon such registration.  The Depositary will refuse to accept for transfer any New GDRs if it reasonably believes that such transfer would result in violation of any applicable laws.  The Holder of any New GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such New GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the GDR holder.

 Describe the exercise of and benefit from the rights attaching to the underlying shares, in particular voting rights, the conditions on which the issuer of the depositary receipts may exercise such rights, and measures envisaged to obtain the instructions of the depositary receipt holders – and the right to share in profits and any liquidations surplus which are not passed on to the holder of the depositary receipt.

Description of the bank or other guarantee attached to the depositary receipt and intended to underwrite the issuer's obligations.

 The Deposit Agreement sets out the provisions relating to the exercise of, and benefit from, the rights attaching to the Shares. Subject to the provisions of the Deposit Agreement and the relevant provisions of Jersey law:

  one GDR carries the right to instruct the Depositary to vote one Share and holders of GDRs will have the right to instruct the Depositary to exercise the voting rights with respect to the Shares held by the Depositary on behalf of such GDR holders (the "Deposited Shares"). On receipt from the Company of notice of any meeting at which holders of Shares are entitled to vote, the Depositary shall fix the record date in respect of such meeting (which shall be the same as the corresponding record date set by the Company for the Shares or as near as practicable thereto) and shall send the notice in respect of the same to holders of GDRs together with the voting instructions received from the Company. The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that the relevant portion of the Deposited Shares will be voted for and the relevant portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received. The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received; and
  to the extent that the Company declares and pays dividends, owners of GDRs on the relevant record date will be entitled to receive dividends payable in respect of the Deposited Shares. Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by the Master Regulation S GDR, be made by the Depositary through Euroclear and Clearstream, Luxembourg and, in the case of GDRs represented by the Master Rule 144A GDR, will be made by the Depositary through The Depositary Trust Company ("DTC"), on behalf of persons entitled thereto upon receipt of funds therefor from the Company.  Cash dividends may be paid to the Depositary in any currency and are converted into US dollars by the Depositary and paid to holders of GDRs net of currency conversion expenses.

  There is no bank or other guarantee attached to the GDRs.

Section D – Risks
D.4/D.2	Key information on issuer of the underlying shares.	See element B.31 /D.4 above.
D.5/D.3	Key information on the key risks that are specific to the securities.
Key risks relating to the New GDRs and the GDRs:

  As at the date of this Prospectus, Hürriyet Invest directly or indirectly controls 74.28 per cent. of the Company's issued share capital. After the New GDR Offering, Hürriyet Invest may control at least, and possibly more, than its current 74.28 per cent. of the Company's issued share capital. As a result, Hürriyet Invest will be able to exercise significant control over all matters requiring shareholder approval. The interests of Hürriyet Invest may differ from those of other shareholders, and actions taken by Hürriyet Invest, including company reorganisations and capital raising transactions, may be unfavourable to the Company and minority shareholders.

  Existing GDR Holders who are not Eligible Investors, and Eligible Investors who do not respond to the New GDR Offering or do not duly complete their Subscription Cards on or before the Last GDR Subscription Day, will lose the opportunity to subscribe for New GDRs at the New GDR Subscription Price and will face dilution and will receive no compensation.

  After the New GDR Offering, an active trading market for the GDRs may not be sustained. The New GDR Subscription Price may not be indicative of the price at which the GDRs will trade following completion of the New GDR Offering. The market price of the GDRs could also be subject to significant fluctuation, and investors may not be able to resell the GDRs at or above the New GDR Subscription Price.

  Unlike the shares underlying most of the GDRs traded on the London Stock Exchange, the Ordinary Shares are neither listed nor traded on any stock exchange. As a result, a withdrawal of Ordinary Shares by a holder of the GDRs, whether by election or due to a certain events, will result in that holder obtaining securities that are significantly less liquid than the GDRs and the price of those Ordinary Shares may be discounted as a result of such withdrawal.

  Shares representing GDRs will be registered in the name of the Depositary. As such, the Depositary (and not the holders of GDRs) will be recognised as a member of the Company under Jersey law and the Articles in respect of such Shares. Therefore, holders of GDRs may not be able to exercise all of the rights that would be afforded to them (for example, the right to attend and vote at general meetings of the Company, the right to receive distributions declared on Shares and the ability to enforce directly the provisions of the Articles) if they were a registered holder of Shares in the Company.

Section E – Offer
E.1	The total net proceeds and an estimate of the total expenses of the issue/offer, including estimated expenses charged to the investor by the issuer or the offeror.
The Company expects to receive gross proceeds of US$24 million and net proceeds of approximately US$23.4 million from the New GDR Offering, after deduction of estimated expenses of the offer of approximately US$0.6 million.

E.2a	Reasons for the offer, use of proceeds, estimated net amount of the proceeds.
The Company intends to use the net proceeds: (i) to repay in full the inter-group loan, amounting to approximately US$17.4 million as at the date of this Prospectus, received by the Company from Hürriyet Invest; (ii) for meeting the working capital needs of the Company's subsidiaries; and (iii) for general corporate purposes.

E.3	A description of the terms and conditions of the offer.
The New GDRs represent interests in the New Shares, each with a nominal value of US$0.16 per New Share. Each New GDR will represent an interest in one New Share. 37,527,627 New GDRs will be offered to existing GDR holders that qualify as Eligible Investors, at a Deposit Amount of US$0.21 per New GDR, consisting of a New GDR Subscription Price of US$0.16 and the Depositary's issuance fee of US$0.05 per New GDR. 3 New GDRs will be offered for every 1 GDR held by Eligible Investors on the GDR Record Date. The New GDRs will be issued by the Depositary pursuant to the Deposit Agreement.

The Pre-emptive Share Offer and the New GDR Offering will be underwritten by Hürriyet Invest.

The New Rule 144A GDRs will be Rule 144A GDRs and will be fungible with the existing Rule 144A GDRs. The New Regulation S GDRs will be Regulation S GDRs and will be fungible with the existing Regulation S GDRs. The New Rule 144A GDRs will be evidenced by the Rule 144A Master GDR and the New Regulation S GDRs will be evidenced by the Regulation S Master GDR.

E.4	A description of any interest that is material to the issue/offer including conflicting interests.	Not applicable – there are no interests or conflicting interests that are material to the offer.
E.5	Name of the person or entity offering to sell the security. Lock-up agreements: the parties involved; and indication of the period of the lock up.	The New GDRs are being offered by the Company. No Lock-up agreements are being entered into in connection with the New GDR Offering.
E.6
The amount and percentage of immediate dilution resulting from the offer. In the case of a subscription offer to existing equity holders, the amount and percentage of immediate dilution if they do not subscribe to the new offer.

If a holder of an Eligible Investor does not take up any of its rights to subscribe for New GDRs under the New GDR Offering, its proportionate economic interests in the Company will be diluted by up to 93.57 per cent (assuming all eligible shareholders subscribe in full for their pro rata entitlement of New Shares under the Pre-emptive Share Offer and all Eligible Investors subscribe in full for their pro rata entitlement of New GDRs under the New GDR Offering).

E.7	Estimated expenses charged to the investor by the issuer or the offeror.	Investors will not be charged any expenses by the Company in connection with the New GDR Offering. However, investors will be required to pay the Depositary's issuance fee of $0.05 per New GDR.

RISK FACTORS

An investment in the New GDRs involves a high degree of risk.  Prospective investors in the New GDRs should carefully consider the risks described below, which address the existing and future material risks to the Group's businesses and industry and to the New GDRs, and the other information contained in this Prospectus before making a decision to invest in the New GDRs.  The risks below are not the only ones that the Group will face.  Some risks are not yet known and some that are not currently deemed material could later turn out to be material.  Any of these risks could adversely affect the Group's future prospects, business, financial condition or results of operations, in which case the trading price of the New GDRs could decline, resulting in GDR holders losing all or part of their investment in the New GDRs.

Risks Related to the Group's Operations

The Group has made significant investments in and continues to make efforts to build its digital businesses. However, the Group’s failure to develop its digital businesses successfully would adversely affect its business, results of operations, financial condition and prospects

The Group is a leading provider of print and online classified advertising in the Russian, the CIS and Eastern European markets. The Group produces 158 print titles (as at 30 June 2012), with an estimated monthly readership of over 4.8 million. Revenue from the Group's print publishing business is, however, declining as a result of competition from the Internet and customers' changing needs and preferences. For example, in some places like Moscow, the demand for classified advertising in newspapers is declining which has a negative impact on circulation and advertising revenues and adversely affects all publishers, including the Group. The Group is not alone in experiencing a decline in revenue from print publishing: this is a trend that has been affecting print publishers globally over the last 10 to 15 years, with many publishers in the West having already discontinued their print titles or significantly reduced their frequency and circulation. Very few publisher groups have managed the transition from print to online publishing and succeeded at recouping their losses from their print operations with those from their online operations. The vast majority of publishing groups were either too slow at developing their online businesses or incapable of taking an adequately strong position in the online market to compensate for the weakness of their print businesses. As a result, the value of such groups' businesses has declined together with their profits and market positions.

While the Group's print publishing business has historically been, and still is, its core business, the Directors believe that the Group has made significant investments in and continues to make efforts to build its online operations. During 2011, the Group made investments of $18 million in its digital business (which included spending on advertising campaigns) and anticipates investments of approximately $16 million (including spending on advertising campaigns) in 2012. The Group now operates 20 websites, which attracted over 20 million unique monthly visitors as at 30 June 2012. As at 30 June 2012, 23 per cent. of the Group's revenues were derived from its online operations and, according to the Group's estimates, this figure is expected to exceed 50 per cent. by 2015. Transitioning from print to online publishing is a difficult process and it is currently proving to be a struggle for the Group's CEE operations, namely Hungary and Croatia which each accounted for 3.40 per cent. and 3.24 per cent. respectively of the Group's total revenues for the six month period ended 30 June 2012. In Hungary, the Group is considering whether to close its print operations long term. Even though its online revenue in Hungary is growing, the Group does not expect it to match the revenue the Group once made from its Hungarian print publishing operations.

The Directors believe that in order for the Group's transition from print publishing to online publishing to succeed and for its business to grow and succeed over the long-term, the Group must:

•	significantly increase its online operations and revenue;

•	significantly increase its online traffic;

•	expand the content, functionality and usability of its websites;

•	respond to competitive developments, industry trends and customer preferences in a timely manner;

•	attract and retain talent for critical positions;

•	take strategic steps, including forming strategic partnerships to attract more users;

•	continue to develop and upgrade its technologies, especially for mobile devices; and

•	bring new product features to market in a timely manner.

There can be no assurances that the Group will be successful in achieving these objectives. If the Group is not successful in achieving these objectives and significantly developing its online business, it could have a material adverse effect on its business, results of operation, financial condition or prospects and the trading price of the New GDRs.

The classified advertising industry is highly competitive and the Group may not be able to compete effectively with other classified advertising businesses, thereby negatively affecting the Group's results of operations and financial condition

Print market: The classified advertising publishing industry is highly competitive. In the Group's local markets, the Group competes for both advertising revenues and readership with daily and weekly local, regional and national newspapers, direct mail marketing companies, free circulation papers, specialist magazines and other classified publications targeted at the same geographic area. The Group may not be able to compete successfully because its competitors may not need to achieve positive operating results from their businesses over the short term, may have significantly greater operating experience and brand recognition in a particular market or may have greater financial, marketing and technical expertise, enabling them to develop and enhance competing businesses and to adapt more quickly to rapid technological change and changes in the industry.

Online market: In the last three years, there has been a large inflow of capital into Russian internet start-up companies.  Some businesses in the online classified advertising and ecommerce markets have flourished in this environment, having received significant fresh capital to be invested in building their brands and acquiring online traffic. Some of these businesses have been acquired by large local and international media groups that are committed to investing in these businesses over the long term. As a result, there has been a significant increase in the advertising and promotion of online classified advertising and in the ecommerce markets (primarily through television advertising), which has made marketing overspendings commonplace.

Uneconomic spending on marketing could have an impact on the Group in the future since the Group plans its marketing activities based on principles related to perceived investment return. It may also affect the Group's brand recognition and image perception in the market because others are outspending the Group in raising their brand awareness. Prices in certain areas, such as contextual advertising (which can help to improve online traffic), have increased as a result of heavy competition, thereby adversely impacting the Group's user acquisition costs. Price increases will have a direct impact on the Group's marketing costs as acquiring online traffic is becoming more and more expensive (in Moscow alone, the unit prices have increased four times in the last twelve months in certain categories like real estate and auto).

There is also the risk that large international groups will enter the Russian online publishing market. Other than committing a large amount of capital to marketing spending in order to develop a business' brand, the barrier to entry in online classified advertising is quite low compared to other businesses. Competition from these large international groups could have a material adverse effect on the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs.

The Group's results of operations and financial condition would be adversely affected by a material decline in the demand for classified advertising in the future

The Group derives substantially all of its revenues from commercial display advertising sales, classified advertising sales and paid circulation of its titles. Many factors could contribute to a decline in the demand for, and therefore revenue from, advertising, including economic downturns, decreases in the advertising budgets of businesses which purchase advertisements, increased competition in the markets in which the Group operates and a faster than expected switch by customers to online advertising. The market has been moving to online advertising over the last few years and this has already had a significant impact on our revenues from classified advertising. We have budgeted for an eventual decline in all forms of print advertising over the next few years in line with industry trends but an unexpected acceleration in this decline would adversely affect the group by lowering revenues and so eroding operating margins. As at 30 June 2012, approximately 76 per cent. of the Group's revenues were derived from its print operations and approximately 92 per cent. were derived from sales in Russia and the CIS. Revenues in Russia in the six months ended 30 June 2012 decreased $8.5 million, or 15 per cent., to $48.1 million from $56.6 million in the six months ended 30 June 2011, reflecting a decrease of $10.8 million in print revenues that was partially offset by an increase of $2.3 million in online revenues. Therefore, any material decline in the overall demand for classified advertising or the demand for advertising in the Group's publications in the future would have a material adverse effect on its business, results of operation, financial condition or prospects and the trading price of the New GDRs.

The Group relies heavily on a few existing brands for a significant portion of its revenues and net income and the Group's failure to adequately maintain the strength and integrity of these brands or to develop new brands may reduce demand for the Group's services and harm its business, results of operations and financial condition

The Group's success depends in large part on its brands and their value, in particular Iz Ruk v Ruki and IRR.ru, which represented 65 per cent. of the Group's revenues in 2011 and 66 per cent. of its revenues as at 30 June 2012 and Expressz and Expressz.hu, which represented 4 per cent. of its revenues in 2011 and 3 per cent. of its revenues as at 30 June 2012. The Group may be unable to maintain the strength and integrity of its existing brands either in the print or online markets. Iz Ruk v Ruki was established in Moscow in 1991 and though competitors have entered the market it remains the strongest brand. Over this period management has monitored perceptions of the brand including consumer satisfaction and ensured trademarks have been protected. Through these actions the Group has been able to protect the position of the brand and the market share of the title however there can be no assurance that the actions of the Group or any possible actions of the Group will be sufficient to protect this or other key brands in the future. For example, other more developed online brands from large international companies could enter markets where the Group operates and erode the value of the Group's brands in those markets. Such companies may be in a financial position to market their brands in a manner that the Group is not able to compete with or that the Group finds uneconomic. Further, increased competition for online classified advertising in any of the Group's markets could undermine the strength of associated print publications in those local markets. In addition, the Group is susceptible to others damaging the reputation of its brands through the infringement of the Group's intellectual property rights.

If the Group was unable to protect and maintain the strength and integrity of its brands or if the Group was required to spend heavily to protect its brands from competition or a deterioration in consumer perception of the brand the resulting fall in revenue and increased marketing costs would have a material adverse effect on its business, results of operation, financial condition or prospects of the Group and the trading price of the New GDRs.

Any fluctuations in the price or supply of paper would cause the Group's expenses to increase and could negatively affect the Group's results of operations and financial condition

Paper is still the Group's largest raw material expense, representing approximately 10 per cent. of the Group's revenues and one of the Group's largest operating expenses. The Group depends upon outside suppliers for all of its paper supplies, and the Group holds relatively small quantities of paper in stock. The Group's business is therefore subject to price increases and delays in receiving paper supplies. The Group cannot control the price at which it purchases paper or ensure the timeliness of its supply. The prices the Group has paid for paper have fluctuated widely, and although the Group has not experienced any material disruption in its business as a result of a delay in the supply of paper, in the event of any such disruption or any material increase in paper prices, the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs could be materially adversely affected.

The Group fully relies on third party providers of printing services

Printing costs represent approximately 10 per cent. of the Group's revenues. Since discontinuing its previously owned printing operations in the third quarter of 2011, the Group is now fully reliant on third-party printers to print its publications. Because of the nature of the Group's business, it is important that such third-party printers, in addition to providing high-quality, high-volume printing services on a timely basis, are able to employ appropriate security measures to prevent unauthorised access to the information contained in the Group's classified advertisements.

If the Group is unable to establish and maintain contracts with high-quality, reliable third-party printers on economically attractive terms and it is uneconomical in such situations to print the affected publications itself, or the Group or the Group's third-party printers do not employ sufficient security measures to avoid the misappropriation of the contents of the Group's classified advertisements, the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs could be materially adversely affected.

If the Group fails to adequately protect its intellectual property rights or faces a claim of intellectual property infringement by a third party, the Group could lose its property rights or be liable for significant damages, which could materially and adversely affect its future activities and revenues

The Group relies primarily on a combination of locally held copyrights and trademarks and licensing and franchising agreements to protect its intellectual property. Despite these precautions, the Group's competitors may infringe the Group's key trademarks or otherwise obtain and use the Group's intellectual property without authorisation. Russia and the CIS generally offer less intellectual property protection than Western Europe and North America. If the Group is unable to protect its proprietary rights against infringement or misappropriation, it could materially harm the Group's future financial results and the Group's ability to develop its business. To prevent infringement in the future, the Group may have to file infringement claims. Such claims can be time consuming and costly to prosecute and there can be no assurance that any such claims will be successful. Policing unauthorised use of the Group's intellectual property is difficult and costly and the Group may not successfully prevent misappropriation of its proprietary rights. Unauthorised use of the Group's intellectual property may damage its reputation, decrease the value of such property and reduce the Group's market share.

Any failure to protect intellectual property rights could give rise to a number of negative consequences, such as:

•	the Group may be unable to use its brand names in a number of countries in connection with certain products and services; or

•	the Group may be unable to register certain domain names.

Parties may initiate litigation against the Group for alleged infringement of their proprietary rights if there were any defects in connection with the Group's acquisition of such intellectual property rights. In the event of a successful claim of infringement and the Group's failure or inability to develop non-infringing technology or content or to license the infringed or similar technology or content on a timely basis, the Group's future business could suffer. Moreover, even if the Group is able to license the infringed or similar technology or content, the Group would be required to pay licence fees to the licensor which could be substantial or uneconomical and the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs could be materially adversely affected.

Legal claims in connection with advertising content that the Group distributes may require it to incur significant costs, which could have a material adverse effect on the Group's future business, financial condition and results of operations

The content the Group makes available to customers through its print and online properties could result in legal claims against it. The Group could be subject to claims based on a variety of causes of action, including defamation, slander, libel, trademark or copyright infringement, negligence, obscenity, personal injury, invasion of privacy, data protection, false and misleading advertising, laws protecting consumers in general and other laws, based on the nature, publication or distribution of the information the Group supplies, either directly or indirectly, to readers of its publications. The Group may incur significant costs defending any such claims, even if they do not result in liability, which may also distract management’s attention from other aspects of the business. The Group may not be able to prevent the unlawful exchange of goods or services through its print or online properties, and the Group may suffer civil or criminal liability for unlawful activities carried out by its customers through either its online or print properties. The Group may have to spend substantial resources to reduce its exposure to liability for unlawful activities of its users. Despite the fact that the Group has imposed strict policies to regulate the contents of advertisements published by it, the Group remains potentially subject to such claims. Any costs, including litigation costs, incurred as a result of this type of liability or asserted liability could lead to the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs being materially adversely affected.

The Group does not own all of the share capital of all of its subsidiaries

Although the Group has a majority interest in, and management control of, each of its subsidiaries, a number of its subsidiaries have other shareholders who, in certain cases, hold substantial interests in these subsidiaries. As a result of these shareholdings, these subsidiaries may be subject to additional legal or regulatory requirements, or the Group may be unable to take certain courses of action without the prior approval of a particular shareholder or a specified majority of shareholders (either under shareholders’ agreements or by operation of law). The Group may also have difficulties maintaining strategic controlling interests in its subsidiaries. The existence of minority interests in certain of its subsidiaries may limit the Group's ability to increase its equity interests in these subsidiaries, to combine similar operations, to utilise synergies that may exist between the operations of different subsidiaries or to reorganise the Group's structure in ways that may be beneficial to it. See also "Business – Litigation" for a description of the Group's current dispute with the minority shareholders of one of its significant subsidiaries, Oglasnik d.o.o.

Currency risks may negatively affect the Group's reported financial results

The Group's reported results of operations are subject to currency translation risk because the Group conducts its operations through subsidiaries in a number of countries. All of the Group's subsidiaries use their local currency as their functional currency and the financial condition and results of operations of each of the Group's subsidiaries are reported in the relevant local currency and then translated into US dollars at the applicable currency exchange rate for inclusion in the Group's financial statements.

Prior to 2003, the Russian economy was subject to high levels of inflation and the Group's Russian subsidiaries were obliged to use the euro as their functional currency. As the Group presents its financial results in US dollars, the appreciation of the US dollar against the functional currencies of certain of the Group's subsidiaries, such as the Russian rouble and the Hungarian forint, would have a negative impact on the Group's reported financial results.

In addition, the Group incurs currency transaction risk whenever one of its operating subsidiaries enters into a transaction using a different currency than its functional currency. The Group attempts to reduce currency transaction risk by matching costs and revenues in the same currency. To the extent that the Group is unable to hedge this risk completely by matching costs and revenues the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs may be materially adversely affected.

In addition, one of the Group's material subsidiaries, Pronto-Moscow, has a $70 million outstanding bank loan as at 30 June 2012 which creates a significant amount of currency exposure for the Group. This creates a foreign exchange gain/loss risk which substantially affects the Group's taxable income and net income due to financial income/expense. The Group does not have hedging arrangements in place for this loan: such arrangements are too expensive because of high interest rate differentials (in rouble terms, hedging against the US dollar would effectively increase the interest rate of the loan to around 12 or 13 per cent.) and insufficient hedging instruments and alternatives in Russia. As such, the Group remains exposed to the risk of foreign exchange losses.

Privacy concerns and rules on data protection may make it difficult for the Group to collect and maintain information on its customer base

Websites have traditionally placed "cookies" on a user's hard drive to collect data derived from the user's online activity without the user's knowledge or consent. A cookie is a small file, typically of letters and numbers, downloaded on to a device when the user accesses certain websites. Cookies are then sent back to the originating website on each subsequent visit. Cookies are useful because they allow a website to recognise a user's device. EU Directive 2002/58/EC (on privacy and electronic communications) (the "ePrivacy Directive") covers the use of cookies and similar technologies for storing information, and accessing information stored, on a user's equipment such as their computer or mobile. In 2009, this Directive was amended by Directive 2009/136/EC so as to require websites to ask for users' consent before a cookie is placed on the user's device. Governments in the EU had until 25 May 2011 to implement these changes into their own law. Several countries have yet to implement the changes and at the end of May 2012, the European Commission decided to refer Belgium, The Netherlands, Poland, Portugal and Slovenia to the European Court of Justice for failing to implement these changes into their local law.

The Group has also traditionally placed cookies on its customers' devices and the Group also gathers information about its customers in surveys or in data collection forms by asking them to fill out information when they purchase a product or service from the Group. The Group uses information that it gathers from its customers across the business to better target its sales and marketing efforts to its current and prospective customer base. The Group saves this information and use it for marketing purposes. The Group will be required to ask consent from its customers before placing cookies on their devices as and when the ePrivacy Directive is implemented in the EU markets in which the Group operates. To the extent that customers refuse to give such consent, the Group's sales and marketing efforts could be impaired in the future.

The EU Data Protection Directive 95/46/EC (the "EU Data Protection Directive") imposes restrictions on the collection, use and processing of personal data and on the transfer of personal data out of the European Economic Area. The directive and national implementing legislation could hinder the Group's ability to share personal information between its Hungarian and Polish businesses and its businesses which are based in non-EU countries and are not regarded by the relevant regulators as maintaining adequate standards of privacy.

The requirements with respect to the collection and processing of data, the rights of users and the obligations imposed on companies collecting data vary to a substantial extent from country to country (even among countries that have implemented the EU Data Protection Directive) and may continue to do so in the future. Penalties for breaching these laws could include criminal liability, the imposition of fines or damage to reputations. The Group may therefore be obliged to comply with different legislative requirements which could have an impact on its ability to collect data and share that data with third parties, such as advertisers. These requirements could adversely affect the Group's activities and deter individuals from providing data that is of commercial value to the Group and its advertisers. There may also be an additional cost involved with implementing and maintaining legally compliant, privacy policies.

Unanticipated technological problems or deliberate attacks to the Group's computer networks may result in reduced traffic to its websites, lower circulation for its print publications and harm the Group's reputation, financial condition and results of operations

The Group's ability to provide its print and online products and services depends on the efficient and continuous operation of its computer hardware and software systems and the Internet. These systems are subject to damage or interruption from human error, natural disasters, telecommunications failures, sabotage or vandalism and computer viruses.

Third parties may attempt to gain access to the Group's computer systems or viruses may be intentionally or unintentionally spread to the Group's networks, and the Group cannot be certain that it will be able to protect its computer networks from such attacks. Any system failure that interrupts or reduces the responsiveness of any of the Group's websites, or disrupts the Group's ability to publish or distribute any of its print publications in a timely manner, could result in reduced readership and harm to the Group's reputation, brands and relations with both commercial and individual advertisers. In addition, the inadvertent transmission of computer viruses could expose the Group to a material risk of loss or litigation and possible liability. The Group may be required to expend significant capital and other resources to protect its systems against the threat of such viruses and unauthorised access and to rectify any damage to its systems.

The Group may have difficulty retaining or hiring the highly skilled personnel on whom its online publishing business depends

The Group's performance and future success depends on the talents and efforts of a large number of highly skilled individuals within the Group. The Group will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of its organisation. Competition in the Internet industry for suitably qualified employees is high. As competition in the Internet industry increases, it may be more difficult for the Group to motivate, retain and hire highly skilled personnel. If the Group does not succeed in retaining or motivating existing personnel or attracting additional highly skilled personnel, its business and results of operations may be materially and adversely affected. In addition, even if sufficient numbers of highly skilled personnel can be retained, salaries may rise significantly due to competition within the Internet industry, increasing the Group's costs, which could have a material adverse effect on the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs.

Risks related to Russia and other Emerging Markets

The Group's businesses, and substantially all of its assets, are located in Russia and certain other emerging markets. There are certain risks associated with an investment in Russia and other emerging markets.

General

Emerging markets such as Russia are subject to greater risks than more developed markets

Prospective investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable only for sophisticated investors who are familiar with and fully appreciate the significance of the risks involved in investing in such markets. Investors should be aware that emerging markets such as Russia are subject to greater risk than more developed markets, including in some cases significant economic, political and social, and legal and legislative risks. Prospective investors should also note that emerging economies are subject to rapid change and that the information set forth herein may become outdated relatively quickly. The Russian markets were highly volatile during the global financial crisis, which caused market regulators to suspend trading temporarily on the major domestic stock exchanges on several occasions, and those exchanges experienced significant overall declines during the peak of the financial crisis in 2008 and 2009. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Financial turmoil in other emerging or developing markets could materially adversely affect the Group's business, financial position, results of operations and prospects, as well as the price of the New GDRs. Prospective investors are urged to consult with their own legal and financial advisers before making an investment in the New GDRs.

Fluctuations in the global economy may have an adverse impact on emerging markets’ ability to attract future capital, as well as on the Group's financial condition and prospects

Companies located in emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could cause them to experience financial difficulty. Further, in periods of unstable economic and financial conditions, companies operating in emerging markets can face particularly severe liquidity constraints as investors move their money to more stable developed markets, as was the case during the global financial crisis.

The availability of credit to entities operating within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and thus, any factors that impact market confidence (for example, a decrease in credit ratings or state or central bank intervention) in one market could affect the price or availability of funding for entities within any of these markets.

Political risks

Changes in Russian government policy, other government actions or political tensions within Russia could adversely affect the value of investments in Russia

Future political instability could result in a worsening overall economic situation, including capital flight and a slowdown of investment and business activity. Following the Russian parliamentary elections in December 2011, controversy concerning alleged voting fraud in favour of the current ruling party, United Russia, led to unprecedented organised protests in several Russian cities, including protests in the Russian capital in which tens of thousands of individuals participated. Allegations of voting irregularities also appeared following the election of Vladimir Putin to the Russian presidency in March 2012, with a number of protests occurring throughout the country both before and after his May inauguration. Future shifts in governmental policy and regulation in Russia also could lead to political instability and disrupt or reverse political, economic and regulatory reforms, which could have a material adverse effect on the value of investments relating to Russia and the New GDRs in particular, as well as on the Group's business, its financial position or prospects.

Emerging markets such as Russia are also subject to heightened volatility based on political and economic conflicts. Any disruption or reversal of the reform policies or any recurrence of political or governmental instability or significant and recurring terrorist attacks may lead to a deterioration in Russia’s investment climate and trading volatility. This could have a material adverse effect on the value of investments relating to Russia and as such on the Group’s business, its ability to obtain financing in the international markets and hence its business, results of operation, financial condition or prospects and the trading price of the New GDRs.

The implementation of government policies targeted at specific individuals or companies could have an adverse effect on investments in Russia and the Group’s business

While the political and economic situation in Russia has generally become more stable and conducive to investment, in recent years Russian authorities have prosecuted some Russian companies, their executive officers and their shareholders on tax evasion and related charges. In some cases, the result of such prosecutions has been the imposition of prison sentences for individuals and significant claims for unpaid taxes from, according to the Russian press, companies such as Mechel, Yukos, TNK-BP and Vimpelcom. Some analysts contend that such prosecutions and claims for unpaid taxes demonstrate a willingness to reverse key political and economic reforms of the 1990s and have resulted in significant fluctuations in the market price of the securities of Russian companies as well as negatively impacted foreign direct and portfolio investment in Russia. Other analysts, however, believe that these prosecutions are isolated events that relate to the specific individuals and companies involved and do not signal any deviation from broader political and economic reforms or a wider programme of asset redistribution. The occurrence of similar events in the future could result in the deterioration of Russia’s investment climate, and such a result could adversely affect the Group’s business, results of operations, financial condition or prospects and the trading price of the GDRs. See also "- Legislative and Legal Risks - The Group could be subject to arbitrary government action".

The Group faces risks associated with Russia’s relations with other CIS countries where it conducts business

In addition to Russia, the Group subsidiaries in other CIS countries, including Belarus, Ukraine and Kazakhstan, which accounted for 0.3 per cent., 2.5 per cent. and 0.9 per cent. of its total assets, respectively, as of 30 June 2012. The Group may acquire or establish additional subsidiaries in the CIS and other emerging markets.

A military conflict arose in August 2008 between Russia and Georgia when Russian troops entered South Ossetia. Tensions between Russia and Ukraine also arose when Ukraine indicated that it might refuse to permit Russian warships participating in a blockade along the Georgian Black Sea coast to return to their home port. The relationship between Ukraine and Russia has become strained for other reasons as well, including, among other things, Ukraine’s failure to pay or delay in paying arrears relating to the supply of energy resources and Ukraine’s possible accession to NATO and the European Union. Russia’s relations with Belarus have also recently been strained over gas supplies. Emerging markets such as Russia are also subject to heightened volatility based on diplomatic and military conflicts. The emergence of new or escalated tensions between Russia and Ukraine or Russia and Belarus, including the imposition of trade sanctions or embargoes, could negatively affect the Russian economy and those of other CIS countries, including the Group's current and future CIS markets, which could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.

In addition, Belarus has experienced a severe financial crisis since the start of 2011, which led the central bank of Belarus to announce in May 2011 a devaluation of its national currency, the Belarusian rouble, against major currencies, such as the U.S. dollar and Euro, in an attempt to reduce pressure on the currency and neutralise the "black market" internal currency market that had developed as a result of the country’s severe foreign currency deficit. In mid-September 2011, the central bank of Belarus introduced new regulations regarding currency exchange on the internal currency market, resulting in the de facto co-existence of “official” currency exchange rates and those determined by supply and demand. Thus far, the new regulations have led to a further devaluation of the Belarusian rouble against major currencies, such as the U.S. dollar and Euro, but their potential long-term impact remains unclear. Having received a US$3 billion funding package from the Eurasian Economic Community in return for an agreement to privatise substantial state-owned assets, the Belarusian government announced in June 2011 that it was seeking a further rescue package, in an amount of up to US$8 billion, from the IMF, and as a condition to providing any such assistance, the IMF required the Belarusian government to agree to a package of deep economic reform. The ongoing financial crisis in Belarus could have a material adverse effect on the business, financial condition, results of operations and prospects of the Group's subsidiaries and transactions in or involving Belarus.

Moreover, the economic and political situation in Ukraine has often been unstable in recent years and could be negatively affected by a number of factors, including a downturn in steel prices impacting the country’s macroeconomic performance and Ukraine’s dependence on external funding sources. For example, in 2011, due to non-compliance with certain conditions, Ukraine failed to receive a new tranche of a US$15 billion loan from the IMF agreed in August 2010. According to estimates of the Ukrainian government, economic growth in 2012 in Ukraine will decrease to 3.9 per cent., compared with 5.0 per cent. in 2011. In addition, Ukraine is scheduled to make repayments to the IMF of approximately US$2.4 billion in the second half of 2012 and approximately US$5.7 billion in 2013. Any deterioration in the economic or political environment in Ukraine could have a material adverse effect on the business, financial condition, results of operations and prospects of the Group's subsidiaries and transactions in or involving Ukraine.

Economic risks

Economic instability in Russia and other markets in which the Group operates could harm the Group’s business and investment plans

Because the economies of Russia and the other emerging markets in which the Group operates are in different stages of development, the Group's future results could be adversely affected by a variety of factors, including:

•	changes in a specific country or group of countries' economic conditions;

•
the programmes of reform of economic and government policies undertaken over the last several years in some or all of the countries in which the Group operates, which may have affected and may continue to affect general market conditions in those jurisdictions.  For example, in certain of the countries in which the Group operates, unemployment remains high and may increase in others, including Hungary, as these countries seek to make efficiency gains in their labour markets.  While unemployment remains relatively high, the political reforms being implemented in each of the affected countries are likely to cause tension and, should such reforms be reversed or not achieve their intended aims, the Group's business in those countries may be materially harmed.  The Group's financial position and results of operations, and the price of the New GDRs, may be particularly affected by unemployment levels, inflation, exchange rate policy and interest rates;

•	potentially negative consequences from any changes in tax laws affecting us;

•	differing labour regulations in various jurisdictions; and

•	changes in regulatory environments.

The Group's overall success as a business depends, in part, upon its ability to operate in these differing and sometimes fast-changing economic, regulatory, social and political environments.

From 2000 until the first half of 2008, Russia experienced rapid growth in its GDP, higher tax collections and increased stability of the rouble, providing some degree of economic soundness. However, the Russian economy was adversely affected by the global financial and economic crisis that began in the second half of 2008, which manifested itself through extreme volatility in debt and equity markets, reductions in foreign investment and sharp decreases in GDP around the world. While the Russian economy has strengthened in 2010 and 2011, any economic reversal is likely to have a negative impact the Group’s profitability. Any of the following risks, which the Russian economy has experienced at various times in the past and some of which occurred during the global financial and economic crisis, may have a significant adverse effect on the investment climate in Russia and, in turn, may be a significant burden on the Group’s operations:

•	significant declines in its GDP;

•	high levels of inflation;

•	high levels of corruption and the penetration of organised crime into the economy;

•	increases in, or high, interest rates;

•	sudden price declines in the natural resources sector;

•	instability in the local currency market;

•	high levels of government debt relative to GDP;

•	the lack of reform in the banking sector and a weak banking system, providing limited liquidity to Russian enterprises;

•	the continued operation of loss-making enterprises due to the lack of effective bankruptcy proceedings;

•	the use of fraudulent bankruptcy actions in order to take unlawful possession of property;

•	widespread tax evasion;

•	the growth of a black- and grey-market economy;

•	pervasive capital flight;

•	significant increases in unemployment and underemployment;

•	ethnic and religious tensions;

•	low personal income levels of a significant part of the Russian population; and

•	a major deterioration of physical infrastructure.

As Russia produces and exports large quantities of crude oil, natural gas and other commodities, the Russian economy is particularly vulnerable to fluctuations in the prices of crude oil, natural gas and other commodities on the world market, which reached record high levels in the first half of 2008 and have since experienced high levels of volatility, including significant decreases.

In late 2008, at the outset of the global economic downturn, the Russian government announced plans to institute more than $200 billion in emergency financial assistance in order to ease taxes, refinance foreign debt and encourage lending. However, these measures had a limited effect, although there has been some improvement, and the Russian economy has not yet fully recovered from the economic downturn. In the 2008-2009 period, the impact of the global financial and economic crisis on the Russian economy led to, among other things, several suspensions of trading on MICEX (Moscow Interbank Currency Exchange) and RTS (Russian Trading System) by market regulators, a reduction in Russian GDP and the disposable income of the general population, a severe impact on bank liquidity, a significant devaluation of the rouble against the US Dollar and Euro, a sharp decrease in industrial production and a rise of unemployment. Over the past few years, rating agencies have expressed a number of concerns relating to sovereign credit risk including expressions of concern that there was an increased credit risk that the Russian government may default on its obligations in large part due to the impact of the financial and economic crisis that began in the second half of 2008. In February 2009, Fitch Ratings Ltd stated that it saw risks to Russia's ability to service its debt obligations associated with the sharp reversal in external portfolio and other investment flows, which has increased the cost and difficulty of meeting the country’s external financing needs. In March 2012, having expressed concerns regarding perceived increased political uncertainty and global economic outlook, Fitch announced it may further lower its assessment of Russia's ability to service its debt obligations if the Russian government does not restrict its budget policy and fails to limit expenditure.

There can be no assurance that a future economic crisis will not have a negative effect on investors’ confidence in the Russian markets or economy or the ability of Russian-based groups to raise capital in the international capital markets, any of which, in turn, could have a material adverse effect on the Russian economy. Any deterioration in the general economic conditions in Russia could adversely influence the level of demand for the Group’s services, and therefore could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the New GDRs.

Instability of global financial markets could affect the Russian economy and the Group

The financial markets, both globally and in Russia, have faced significant volatility, dislocation and liquidity constraints since the summer of 2008. As a result of these developments, there is an increased concern about the stability of the financial markets generally and the strength of counterparties, and many lenders and institutional investors have reduced, and in some cases, ceased to provide, funding to borrowers, including other financial institutions, which has significantly reduced the liquidity in the global financial system.

Since March 2009, international private credit markets have started to improve. However, significant government borrowing to finance recapitalisation of financial and other institutions, as well as substantial fiscal stimulus packages, have led to a deterioration of sovereign credit. As a result, global credit and capital markets continue to be fragile and suffer from occasional crises of confidence, and there can be no assurance that the disruptions in the global capital and credit markets such as, in particular, the Dubai real estate crisis that commenced in November 2009 or the ongoing Greek fiscal crisis that started in April 2010 and which continues to cause significant volatility in the international financial markets from time to time, and questions regarding the financial stability of other EU nations (particularly Italy, Spain, Ireland and Portugal), could not be amplified or replicated elsewhere on a more significant scale in the near future.

These developments, as well as adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment could slow or disrupt the Russian economy and adversely affect the Group’s business, results of operations, financial condition or prospects and the trading price of the New GDRs.

Inflation could increase the Group’s cost base

The Russian economy has recently been characterised by higher rates of inflation than are prevalent in western markets. The inflation rate for the first six months of 2012 was 4.3 per cent., and the annual inflation rate was 6.1 per cent. in 2011, 8.8 per cent. in 2010 and 8.8 per cent. in 2009, according to Rosstat. The Group's costs, in particular salaries, are sensitive to rises in the wage inflation rate in Russia. As a result, high rates of wage inflation could increase the Group's costs and so erode margins, and there can be no assurance that the Group will be able to increase prices or otherwise maintain its margins.

Social risks

Social instability, including that caused by worsening economic conditions, turmoil in the Russian financial markets or differing political views, could lead to labour and social unrest

The past failures of the Russian government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labour and social unrest. Moreover, deteriorating economic conditions and turmoil in the financial markets in Russia, such as occurred as a result of the global financial and economic crisis in 2008-2009, may result in high unemployment, the failure of state and private enterprises to pay full salaries on time and the failure of salaries and benefits generally to keep pace with the increasing cost of living. These conditions have already led to a certain amount of labour and social unrest that may continue or escalate in the future. Labour and social unrest could have political, social and economic consequences, such as increased support for a renewal of centralised authority; increased nationalism, with support for re-nationalisation of privatised property, or expropriation of or restrictions on foreign involvement in the economy of Russia; and increased violence.

Any of these could have an adverse effect on confidence in Russia’s social environment and the value of investments in Russia, could restrict the Group’s operations and lead to a loss of revenue, and could otherwise have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the New GDRs.

Crime and corruption could disrupt the Group’s ability to conduct its business

The economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organised criminal activity has risen. In addition, there are reportedly high levels of corruption, including the bribing of officials for the purpose of obtaining licences or other permissions, for the purpose of obtaining a right to supply goods or services to the state or major purchasers, or for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further their own interests or the interests of certain individuals. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. Recent reports in the media have suggested that such practices continue to exist in the country, including as tactics in connection with the acquisition of companies or their assets by so-called "raiders". Any allegations of the Group’s involvement in such practices would pose a risk of prosecution and of possible criminal or administrative liability or reputational damage. The proliferation of organised or other crime, corruption and other illegal activities that disrupt the Group’s ability to conduct its business effectively, or any claims that it has been involved in corruption, or illegal activities (even if false) that generate negative publicity, could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the New GDRs.

Legislative and legal risks

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia

The Russian legal framework applicable to a market economy is still under development. Since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime established by the 1993 Federal Constitution, the Civil Code, other federal laws, decrees, orders and regulations issued by the Russian President, the Russian government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal standards at times overlap with or contradict one another. The recent nature of much Russian legislation and the rapid evolution of the Russian legal system cast doubt on the enforceability and underlying constitutionality of certain laws and result in ambiguities, inconsistencies and anomalies.

In addition, the powers of the various Russian agencies (including the CBR) are not always clearly delineated, which may lead to administrative and/or legal conflicts and challenges to transactions authorised and/or entered into by the relevant agencies with third parties, including in connection with the New GDR Offering.

Russia is a civil law jurisdiction, and, as such, judicial precedents generally have no binding effect on subsequent decisions. Among the risks of the current Russian legal system are: the limited availability of judicial and administrative guidance on interpreting Russian legislation; substantial gaps in the regulatory structure due to delay or absence of implementing legislation; the relative inexperience of judges and courts, especially in lower courts, in interpreting Russian legislation and in business and corporate law generally; the relative lack of independence of the judiciary; the difficulty in enforcing court judgments in practice; and corruption and bankruptcy procedures that are insufficiently developed and subject to abuse. All of these weaknesses could affect the Group’s ability to enforce its legal rights in Russia, including rights under contracts, or to defend against claims by others in Russia, which could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the New GDRs.

Furthermore, there are currently few laws or regulations applicable to commercial online services or the Internet in Russia, and commercial activities via the Internet are mainly regulated by Russian general civil legislation. The current regulatory environment for Internet industry is uncertain. Due to the specific nature of Internet related activities, application of general legislation results in different interpretations of the courts and regulatory agencies and gives rise to legal uncertainty. Potential amendments to current legislation, addressing specific aspects of Internet-related activities and increase of the regulatory framework may require further investments, lead to changes to the business models for some of the Group's activities or render them unprofitable. Regulatory and court authorities may disagree with the Group's interpretations of existing laws or regulations or the applicability of such laws or regulations to the Group's business, or they may alter their views on the activities of certain of the Group's companies due to changes in the applicable regulatory framework, interpretations of existing laws or regulations or otherwise. If the Group fails to comply with existing or future regulatory or other legal requirements, it could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.

Government regulation of the Internet, and requirements related to data protection, could adversely affect the Group's business.

The Internet and its associated technologies are subject to government regulation. As an example, the Group collects, stores, and transfers personal data, and accordingly falls within the scope of the Russian Law on Personal Data, which requires the Group to notify the appropriate governmental authority, Roscomnazdor, of the Group's intent to process such data, and to comply with specific provisions of that law including obtaining user consent to the use of certain data, implementation of certain security requirements designed to protect such data.

New laws and regulations, or new interpretations of existing laws and regulations, may be adopted with respect to the Internet or other online services the Group provides. Similarly, the application of existing laws, including anti-gambling laws and other legislation, to new Internet services may be uncertain or open to different interpretations, which could expose the Group to increased compliance risks. The Group, and its third-party providers, may also be subject to the laws and regulations of other jurisdictions where the Group's, and its third-party providers’, products and services are available.

The Group's failure, or the failure of its third party providers, to accurately anticipate the application of laws and regulations affecting the Group's products and services and the manner in which the Group delivers them, or any other failure to comply, could create liability for the Group, result in adverse publicity, or could otherwise have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.

The law relating to Russian corporate governance and control is subject to inconsistent application and may be difficult to enforce

A significant number of the Group's operating subsidiaries are organised and existing in Russia and hold most of their assets in Russia. Accordingly, corporate actions by such companies, and the rights of the Company as their controlling shareholder, are subject to mandatory rules of Russian corporate law. Corporate governance standards in Russia and certain other jurisdictions where the Group has subsidiaries are not as developed as corporate governance standards in Western European countries or the United States and generally provide less protection for investors. In particular, corporate governance practices in Russia have suffered from a lack of transparency and informational disclosure (both to the public and to shareholders), a lack of independence of directors and insufficient regulatory oversight and protection of shareholders’ rights.

In addition, as with other areas of Russian law, the Russian courts’ interpretation of corporate law concepts are at times subject to inconsistent interpretation and application by the courts (see " - Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia"). For example, there are conflicting interpretations as to when shareholder approval of a transaction is required as a "major transaction" or, alternatively, when the transaction may be validly authorised by a decision of the company’s appointed officers. Accordingly, the Group may be subject to an increased burden in seeking to comply with all reasonably possible interpretations of such requirements or may find itself in formal non-compliance with such requirements. In addition, judgments rendered by a court in any jurisdiction outside Russia will be recognised by courts in Russia only if (i) an international treaty exists between Russia and the country where the judgment was rendered providing for the recognition of judgments in civil cases or (ii) a federal law of Russia providing for the recognition and enforcement of foreign court judgments is adopted. No such federal law has been passed, and no such treaty exists between Russia and the United States or the United Kingdom. As such, the Company may not be able to enforce foreign judgments against its Russian subsidiaries. These uncertainties could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the New GDRs.

Shareholder liability under Russian corporate law could cause the Company to become liable for the obligations of its subsidiaries

The Civil Code, Federal Law No. 208-FZ "On Joint Stock Companies" dated 26 December 1995, as amended, and Federal Law No. 14-FZ "On Limited Liability Companies" dated 8 February 1998, as amended, provide that shareholders in a Russian joint stock company or participants in a Russian limited liability company generally are not liable for that company’s obligations and bear only the risk of loss of their investment. Additional shareholder liability may arise, however, if one person (the "Effective Parent") can give binding instructions to another person (the "Effective Subsidiary"). The Effective Parent bears joint and several liability for transactions concluded by the Effective Subsidiary in carrying out business decisions if:

•	the Effective Parent’s decision-making capability is provided for in the charter of the Effective Subsidiary or in a contract between the Effective Parent and the Effective Subsidiary; and

•	the Effective Parent gives binding directions to the Effective Subsidiary.

Moreover, an Effective Parent is secondarily liable for an Effective Subsidiary’s debts if the Effective Subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the Effective Parent. The Effective Parent’s liability will be triggered if it has exercised a possibility to give binding instructions to the Effective Subsidiary knowing that this could result in Effective Subsidiary’s insolvency. Similarly, other shareholders of the Effective Subsidiary may claim compensation for the Effective Subsidiary’s losses from the Effective Parent that causes the Effective Subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses.

The Company could be found to be the Effective Parent of its subsidiaries, in which case it could become liable for their debts, which could have a material adverse effect on its business, results of operations, financial condition or prospects and the trading price of the New GDRs.

A Russian legal entity may be liquidated on the basis of formal non-compliance with certain requirements of Russian law

Russian law provides for certain requirements that should be complied with in the course of establishing and reorganising a Russian company, or during its operation. Certain provisions of Russian law may allow a court to order the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during the formation of such entity or during its operation; for example, if it has or has had net assets lower than its share. In certain cases the registering state authority even without a court decision may liquidate a Russian legal entity. Some Russian courts, in deciding whether or not to order the liquidation of a company, have looked beyond the fact that the company failed to comply fully with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company and its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation. This judicial approach is supported by a decision of the Constitutional Court of the Russian Federation that held that even repeated violations of law may not serve as a basis for the involuntary liquidation of a company, and instead consideration should be given to whether the liquidation would be an appropriate sanction for such violations. The Group believes that the Company and its subsidiaries have been capable at all material times of meeting all of their respective tax and other third party obligations in a timely fashion. However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If a Russian court or a governmental authority were to take a position unfavourable to the Group, it may need to restructure its operations, which could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the New GDRs.

The Group could be subject to arbitrary government action

Government authorities have a high degree of discretion in Russia and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Moreover, government authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licences, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also appear to have used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances or registrations or to void transactions, seemingly for political purposes. Standard & Poor’s, a division of McGraw Hill Companies, Inc., has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups". In particular, businesses in Russia that interact with the media or may be perceived to be interacting with the public in a manner that is critical of government policy or in a manner that advertises opposition to the government or is perceived to promote the interests of those in opposition to the government may find themselves subject to arbitrary government action. In this environment, the Group’s competitors may receive preferential treatment from the government, potentially giving them a competitive advantage. Although arbitrary, selective or unlawful government action may be challenged in court, such action, if directed at the Group or its shareholders, could lead to termination of contracts, civil litigation, criminal proceedings and imprisonment of key personnel, any of which could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the New GDRs.

In addition, since 2003, the Ministry for Taxes and Levies (now succeeded by the Federal Tax Service) has begun to challenge certain Russian companies’ use of tax optimisation schemes, and press reports have speculated that these enforcement actions have been selective. Although the Group believes that it is currently in compliance with all of its tax obligations with respect to its operations in Russia, there can be no assurance that the Federal Tax Service, or any of its lower divisions, will not become more aggressive in respect of future tax audits or other compliance activities, which could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the New GDRs.

Risks related to the New GDRs

Hürriyet Invest's controlling interest in the Company could lead to the Company undertaking actions contrary to the interests of minority shareholders and blocking actions in the interests of minority shareholders

As at the date of this Prospectus, Hürriyet Invest directly or indirectly controls 74.28 per cent. of the Company's issued share capital.  Hürriyet Invest is a member of the Hürriyet group.  After the New GDR Offering, Hürriyet Invest will control at least its current 74.28 per cent. of the Company's issued share capital and, depending on the level of New GDRs subscribed for by Eligible Holders, up to 93.57% of the Company's issued share capital. Although Hürriyet Invest is a private limited company in The Netherlands that is subject to the disclosure obligations applicable to public companies in The Netherlands, Hürriyet Invest has the power to pass resolutions of the general meeting in respect of most matters to be decided by a vote of the general meeting and, as long as it holds the majority of the Company's shares, will control appointments to the Board of Directors and will have an effective veto in respect of resolutions of the general meeting.  This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of the Company, could deprive shareholders of an opportunity to receive a premium for their Shares as part of a sale of the Group and might affect the market price of the GDRs. The interests of Hürriyet Invest may differ from those of other shareholders, and actions taken by Hürriyet Invest, including company reorganisations and capital raising transactions, may be unfavourable to the Company and minority shareholders. Any such actions could have a material adverse effect on the Company and the market price of the New GDRs.

Existing GDR Holders who are not Eligible Investors, and Eligible Investors who do not respond to the New GDR Offering or do not duly complete their Subscription Cards on or before the Last GDR Subscription Day, will lose the opportunity to subscribe for New GDRs at the New GDR Subscription Price and will face dilution and will receive no compensation

Existing GDR Holders who are not Eligible Investors will not be able to subscribe for New GDRs in the New GDR Offering. In addition, Eligible Investors who do not respond to the New GDR Offering or do not duly complete their Subscription Cards on or before the expiration date of the GDR Subscription Period will lose their rights to subscribe for New GDRs. All such GDR holders who are either unable or unwilling to make subscription for the New GDRs will not be compensated for any failure to subscribe. To the extent that the New GDR Subscription Price is below the market price of the existing GDRs, all such non-participating existing GDR holders, or any existing GDR holders who are only partially participating in the New GDR Offering through subscription for a number of New GDRs below their Regular Entitlement, will experience a decrease in the percentage interest they hold in the Company’s share capital, in the percentage of voting rights they are entitled to exercise, and the economic value of their GDR holding may be diluted after the New GDR Offering.

Risks related to the GDRs

The price of the GDRs may be affected by the New GDR Offering

After the New GDR Offering an active trading market for the GDRs may not be sustained. The New GDR Subscription Price may not be indicative of the price at which the GDRs will trade following completion of the New GDR Offering. The market price of the GDRs could also be subject to significant fluctuation, and investors may not be able to resell the GDRs at or above the New GDR Subscription Price. Moreover, sales of a substantial number of the GDRs in the public markets following the New GDR Offering, or the possibility that these sales may occur could have a material adverse effect on the price of the GDRs or could impair the Company's ability to obtain further capital through an offering of equity securities.

The Shares underlying the GDRs are not listed and may be illiquid

Unlike many other global depositary receipts traded on the London Stock Exchange, the Company's ordinary shares are neither listed nor traded on any stock exchange, and the Company does not intend to apply for the listing or admission to trading of its ordinary shares on any stock exchange.  As a result, a withdrawal of shares by a holder of GDRs, whether by election or due to certain events described under "Terms and Conditions of the Global Depositary Receipts" will result in that holder obtaining securities that are significantly less liquid than the GDRs and the price of those shares may be discounted as a result of such withdrawal.

Shares representing GDRs will be registered in the name of the Depositary and therefore holders of GDRs may not be able to exercise all of the rights that would be afforded to them if they were a registered holder of Shares in the Company

The Shares representing GDRs will be registered in the name of the Depositary. As such, the Depositary (and not the holders of GDRs) will be recognised as a member of the Company under Jersey law and the Articles in respect of such Shares. Holders of GDRs may therefore not be able to exercise all of the rights that they would be entitled to exercise under the Companies (Jersey) Law 1991 or the Articles if they were registered members of the Company. Such rights include, but are not limited to, the right to attend and vote at general meetings of the Company, the right to receive distributions declared on Shares and the ability to enforce directly the provisions of the Articles.  The rights of holders of GDRs pursuant to the Deposit Agreement are summarised in "Terms and Conditions of the Global Depositary Receipts" of this Prospectus.

NEW GDR OFFERING STATISTICS

Issue Price per New GDR	US$0.16
Depositary's issuance fee	US$0.05
Subscription price payable by Eligible Investors	US$0.21
Basis of New GDR Offering	3 New GDRs for every 1 Existing GDR
Number of Ordinary Shares in issue on the date of this document	50,000,000
Number of Ordinary Shares in issue represented by GDRs on the date of this document	12,509,209
Number of New Shares to be issued by the Company pursuant to the Pre-emptive Share Offer	150,000,000
Number of New GDRs to be issued by the Company pursuant to the New GDR Offering	37,527,627
Number of Shares in issue immediately following completion of the Pre-emptive Share Offer (assuming all eligible shareholders subscribe in full for their pro rata entitlement of New Shares) and the New GDR Offering (assuming all Eligible Investors subscribe in full for their pro rata entitlement of New GDRs)	200,000,000
New Shares as a percentage of the enlarged issued share capital of the Company immediately following completion of the Pre-emptive Share Offer and the New GDR Offering (assuming all eligible shareholders subscribe in full for their pro rata entitlement of New Shares and all Eligible Investors subscribe in full for their pro rata entitlement of New GDRs)	75%
Estimated gross proceeds receivable by the Company	Approximately US$24.0 million
Estimated net proceeds receivable by the Company after deduction of estimated expenses of the offer	Approximately US$23.4 million

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Each of the times and dates in the table below is indicative only and may be subject to change.

Record Date of entitlement under the New GDR Offering	Close of business on 10 December 2012
Despatch of Subscription Cards to Eligible Investors	11 December 2012
Start of subscription period	11 December 2012
Existing GDRs marked "ex-rights" by the London Stock Exchange	8.00 a.m. on 11 December 2012
Latest time and date for receipt by the Depositary of completed Subscription Cards and payment in full	5.00 p.m., New York time 19 December 2012
Announcement of Results of the New GDR Offering	21 December 2012
Issuance of New Shares to the Depositary	21 December 2012
Issuance of the New GDRs and crediting of brokerage accounts of participating investors in DTC, Euroclear and Clearstream	As soon as practicable after the deposit of New Shares
Dealings in the New GDRs commence on the London Stock Exchange	8.00 a.m. on 21 December 2012
________________
(1)
The times and dates set out in the expected timetable of principal events above and mentioned throughout this document may be adjusted by the Company, in which event details of the new times and dates will be notified to the FSA, the London Stock Exchange and, where appropriate, Eligible Investors via the Depositary.

(2)	Reference to times in this document are to London times unless otherwise stated.

IMPORTANT INFORMATION

Preparation of Financial Information

The Company's audited consolidated financial statements in respect of the years ended 31 December 2009, 31 December 2010 and 31 December 2011 incorporated into this Prospectus by reference (the "Audited Financial Statements") and the Company's condensed consolidated interim financial statements in respect of the six month periods ended 30 June 2011 and 30 June 2012 incorporated into this Prospectus by reference (the "Interim Financial Statements" and, together with the Audited Financial Statements, the "Financial Statements") have been prepared in accordance with IFRS as adopted in the EU.  The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 "Interim financial reporting" ("IAS 34") as adopted in the EU. The Financial Statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued by the International Accounting Standards Board and effective or issued.

Non-GAAP financial measures

The key operating indicators the Group uses to measure the performance of (i) its consolidated operations are EBITDA and EBITDA margin, and (ii) its geographical operating units on a regional level are Operation EBITDA (operating profit before certain expenses) and Operation EBITDA margin.  The Group defines EBITDA as operating profit before bad debt, depreciation and amortisation, non-cash compensation expense and write down on impaired assets and EBITDA margin as the ratio of EBITDA to revenues.  The Group defines Operation EBITDA (or operating profit before certain expenses) as EBITDA before management service expenses/certain corporate costs (which include the expenses of the Group's holding companies which include the Company, Mirabridge International B.V., Pronto Invest B.V., Publishing House Pennsylvania Inc. and Pronto Moscow Istanbul Liaison Office) and Operation EBITDA margin as the ratio of Operation EBITDA to revenues. Each of the Company's subsidiaries reports the revenues and costs of both the print and online segments. As a result, the Group calculates Operation EBITDA both on a consolidated level for both the print business unit and the online business unit, but also on a geographic basis by geographic business unit.)

None of EBITDA, EBITDA margin, Operation EBITDA or Operation EBITDA margin is defined under IFRS.  The Group presents EBITDA (and the related measures EBITDA margin, Operation EBITDA and Operation EBITDA margin) because it is the measure the Group uses to evaluate the performance of its operating units and because it is a widely accepted financial indicator of a company's ability to incur and service debt.  However, EBITDA: (a) is not intended to be a performance measure that should be regarded as an alternative to, or as more meaningful than, operating profit or net earnings, as an indicator of operating performance or cash flow from operations, as a measure of liquidity; (b) is not intended to represent funds available for dividends, reinvestment or other discretionary uses; (c) should not be a consideration in isolation or as a substitute for measures of performance prepared in accordance with IFRS; and (d) may be calculated differently by other companies operating in the same industry as the Group, or may be used for different purposes than the purposes the Group uses it for, limiting its usefulness as a comparative measure.

The financial information included and incorporated by reference in this document is not intended to comply with United States Securities and Exchange Commission reporting requirements. Compliance with such requirements would require the modification, reformulation or exclusion of certain financial measures.

The table below sets out a reconciliation of Operation EBITDA and EBITDA to operating profit for the periods indicated:

	Year ended 31 December			Six months ended 30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
Operation EBITDA	28.0	24.1	11.6	8.4	7.9
Management service expense/certain corporate costs	(7.0)	(4.9)	(3.0)	(1.7)	(1.3)
EBITDA	21.0	19.2	8.6	6.7	6.6
Bad debts	(2.8)	(1.1)	(0.9)	(0.4)	(0.7)
Depreciation and amortization	(8.5)	(9.1)	(8.3)	(4.4)	(2.8)
Non-cash compensation expense	(1.7)	(0.7)	(4.0)	0.1	2.4
Write down of impaired assets	(0.5)	(33.7)	(10.4)	-	-
Operating Profit/(Loss)	7.5	(25.4)	(15.0)	2.0	5.5

Organic revenue, EBITDA and Operation EBITDA

Due to unsatisfactory profitability of some of its operations, during the course of the year ended 31 December 2011, the Group ceased operations at its subsidiary OOO Pronto Moscow and decided to dispose of certain associated property, plant and equipment, the Group closed print publishing operations in 11 regional entities in Russia, and the Group exited from its investment in OOO Pronto Petersburg, its print publishing subsidiary in North Western Russia by transferring its 51.0 per cent. interest back to the company in accordance with Russian corporate law.

In order to measure the performance of its operations that have been within the Group for at least the preceding 12 months (or longer) in any given financial period, the Group reports its organic revenues, EBITDA and Operation EBITDA.  When calculating organic revenue, EBITDA and Operation EBITDA, the Group includes only the contribution attributable from its operations that have been consolidated in the Group's financial statements for at least the preceding 12 months.  This excludes the effect of discontinued operations.  The Group also excludes the effect of foreign currency fluctuations when calculating organic revenue, EBITDA and Operation EBITDA.

For information on the Non-GAAP financial measures presented in this Prospectus, see "Operating and Financial Review – Overview – Non-GAAP Financial Measures".

Market, Economic and Industry Data

Market data used in this Prospectus, including without limitation under the "Business section", has been extracted from official and industry sources and other sources we believe to be reliable.  Throughout this Prospectus, we have also set forth certain statistics, including statistics in respect of numbers of advertisements, circulation and market share, from industry sources and other sources that we believe to be reliable. Such information, data and statistics may be approximations or estimates or use rounded numbers. The sources of such information have been set out where the third party information is disclosed in this Prospectus. The Company has accurately reproduced such information and, as far as it is aware and is able to ascertain from information published by such third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

In this Prospectus, we refer to management's estimates of readership figures.  In arriving at such figures, management has, in accordance with industry standard convention, multiplied paid circulation by three.  An individual copy of a publication distributed free of charge is assumed to have one reader.

In this Prospectus, we have derived our competitive position principally on the basis of geographic reach within a given market and by reference to the number of classified advertisements included in our and our competitors' publications as determined by management in the course of in-house prepared and tracked surveys conducted by the Group on a monthly basis.  We have estimated our website's competitive positions on the basis of traffic rankings compiled by third party analysts and our own determination of the number of advertisements on our and our competitors' websites.

Certain definitions

In this Prospectus, unless the context requires otherwise, all references to "Trader Media East", "TME" "we," "us," "our," "the Group" or "our Group" are to the Company and its consolidated subsidiaries, taken as a whole.

In this Prospectus, all references to "US" are to the United States of America, all references to "UK" are to the United Kingdom and all references to the "EU" are to the European Union and its member states as of the date of this Prospectus.  Where in this document we refer to "Russia and the CIS" in the context of our business or operations, or the markets in which we operate, except where the context indicates otherwise, we refer only to Russia and the member states of the Commonwealth of Independent States other than Russia in which we currently have operations:  Ukraine, Belarus and Kazakhstan.  All other references to "CIS" are to the member states of the Commonwealth of Independent States:  Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

Currency Presentation

In this Prospectus, all references to "RUR" and "rouble" are to the currency of the Russian Federation ("Russia"), all references to "UAH" are to the currency of Ukraine, all references to "BYR" and "Belarusian rouble" are to the currency of Belarus, all references to "KZT" and "tenge" are to the currency of Kazakhstan, all references to "HUF" and "forint" are to the currency of Hungary, all references to "HRK" and "kuna" are to the currency of Croatia and "euro" are to the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, and all references to "US$," "$," "US dollar" and "dollar" are to the currency of the United States of America.  No representation is made that the rouble or dollar amounts referred to herein could have been or could be converted into roubles or dollars, as the case may be, at these rates, at any particular rate or at all.  See "Exchange Rate Information."

Rounding

Certain figures included in this Prospectus have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Exchange Rate Information

Our main functional currency is the Russian rouble, the official currency of Russia, where most of our assets and operations are located.  Our Financial Statements are presented in US dollars.  As a result, fluctuations in the value of the rouble against the US dollar may affect these results when translated into US dollars.  Gains and losses arising from the translation are reported separately in the cumulative translation account as part of other comprehensive income.  See "Risk Factors—Currency risks may negatively affect the Group's reported financial results," "Operating and Financial Review—Principal Factors affecting the Group's Results of Operations – Reporting Currency" and notes 2.4 and 3.1(e) of the Audited Financial Statements and notes 2.3 and 3.1(e) of the Interim Financial Statements.

The table below sets forth, for the periods and dates indicated, certain information regarding the exchange rate between the US dollar and the Hungarian forint, Croatian kuna, Russian rouble and euro based on the exchange rates published on the websites of the central banks of each of those countries.  Fluctuations in the exchange rates between the US dollar and these currencies in the past are not necessarily indicative of fluctuations that may occur in the future.  These rates may also differ from the actual rates used in the preparation of our Financial Statements and other information presented in this Prospectus.

Average and Closing Rates Against the US Dollar

	Year ended 31 December			Six months ended 30 June
Country	2009	2010	2011	2011	2012
Hungary (HUF)
Average	0.005	0.005	0.005	0.005	0.004
Closing	0.005	0.005	0.004	0.005	0.005
Croatia (HRK)
Average	0.190	0.182	0.187	0.190	0.172
Closing	0.196	0.180	0.172	0.194	0.167
Russia (RUR)
Average	0.032	0.033	0.034	0.035	0.033
Closing	0.033	0.033	0.031	0.036	0.030
Euro
Average	0.715	0.754	0.718	0.713	0.771
Closing	0.694	0.748	0.773	0.692	0.794
___________________
Source: Central bank websites

No representation is made that the US dollar amounts referred to in this Prospectus could have been or could be converted into any currency at the above exchange rates, at any other rate or at all.

Forward Looking Statements

This Prospectus includes forward-looking statements, which include all statements other than statements of historical facts, including, without limitation, any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "could" or similar expressions or the negative thereof.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future.  Among the important factors that could cause our actual results, performance or achievements to differ materially from those expressed in such forward-looking statements include those in "Operating and Financial Review," "Risk Factors" and elsewhere in this Prospectus.  These forward-looking statements speak only as at the date of this Prospectus.  We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any of such statements are based unless required to do so by the Listing Rules of the FSA.

TERMS AND CONDITIONS OF THE NEW GDR OFFERING

General

The Company is offering up to 150,000,000 New Shares, of which 37,527,627 will be in the form of New GDRs to existing GDR holders that qualify as Eligible Investors, at a price of US$0.21 per New GDR (the "Deposit Amount"), consisting of a New GDR Subscription Price of US$0.16 and the Depositary's issuance fee of US$0.05 per New GDR.

Hürriyet Invest has irrevocably undertaken to take up its entitlement to 111,419,346 New Shares.

Subsequent to the New GDR Offering, it is expected that Hürriyet Invest B.V. will continue to own at least 74.28 per cent. of the Company's outstanding share capital.

The number of Shares outstanding after completion of the New GDR Offering (assuming all eligible shareholders subscribe in full for their pro rata entitlement of New Shares under the Pre-emptive Share Offer and all Eligible Investors subscribe in full for their pro rata entitlement of New GDRs under the New GDR Offering) is expected to be 200,000,000. The capital increase was approved by the Board on 7 December 2012.

The New GDRs have been admitted to the Official List of the UK Listing Authority and admitted to the London Stock Exchange's market for listed securities. The New GDRs are expected to be fungible, and rank pari passu, with the Existing GDRs.

The New GDR Offering will be underwritten by Hürriyet Invest of Zwarteweg 6D, GD 1412 Naarden, The Netherlands.

Timetable

The timetable below lists certain important dates relating to the New GDR Offering. All time references are to London time.

Record Date for the New GDR Offering	10 December 2012
Announcement of the New GDR Offering	11 December 2012
First GDR Subscription Day	11 December 2012
Last GDR Subscription Day	19 December 2012
_________________
Note: No assurance can be given that the issue and delivery of the New GDRs will not be delayed.

If the New GDR Offering is delayed so that Subscription Cards cannot be despatched on 11 December 2012, the expected timetable, will be adjusted accordingly and the revised dates will be announced on a Regulatory Information Service.

The Company reserves the right in its sole discretion to terminate the New GDR Offering at any time prior to the admission of the New GDRs to the Official List of the UKLA and to trading through the IOB of the London Stock Exchange.

Method of Subscription for New GDRs, Advance Payment of Deposit Amounts

Subscription Cards are to be despatched to Eligible Investors on the date of this document.

Subscription Cards will be sent by the Subscription Agent to existing GDR holders and may be obtained from The Bank of New York Mellon, ADR Department (fax numbers: +1 732 667 9096 or +1 212 571 3050; email: DRprojecttroy@bnymellon.com).

Eligible Investors will be entitled to subscribe for either (a) their Regular Entitlement, consisting of the number of New GDRs equal to the percentage of the Company's share capital that such Eligible Investor's existing GDRs represent, or (b) a Lower Specified Amount, consisting of any such whole number of New GDRs that is lower than such Eligible Investor's Regular Entitlement on the Record Date. The amount specified in either (a) or (b) of this paragraph must be entered on the Subscription Card. Eligible Investors will not be entitled to subscribe for an amount in excess of their Regular Entitlement.

Holders of Regulation S GDRs

In order to subscribe, Eligible Investors holding Regulation S GDRs must enter a subscription instruction and pay the Deposit Amount through the system of Euroclear Bank S.A./N.V. or Clearstream Banking, societe anonyme not later than the Reg S GDR Expiration Time, being 5:00 p.m., London time, on or around 19 December 2012. Eligible Investors holding through brokers or other securities intermediaries must give instructions through their securities intermediary.  Securities intermediaries will set their own cutoff dates and times for receipt of those instructions, which will be earlier than the Reg S GDR Expiration Time.  Eligible Investors should contact their securities intermediary to determine the cutoff date and time applicable to them.

Holders of Rule 144A GDRs

In order to subscribe, Eligible Investors holding Rule 144A GDRs must complete and submit a Subscription Form to the Subscription Agent by hand delivery, facsimile or pdf email and pay the Deposit Amount by wire transfer to the Subscription Agent's account, in each case to be received by the Subscription Agent not later than the 144A GDR Expiration Time, being 5:00 p.m., New York time, on or around 19 December 2012. Eligible Investors holding through brokers or other securities intermediaries must give instructions through their securities intermediary.  Securities intermediaries will set their own cutoff dates and times for receipt of those instructions, which will be earlier than the 144A GDR Expiration Time.  Eligible Investors should contact their securities intermediary to determine the cutoff date and time applicable to them.

In General

However, no Eligible Investor may subscribe for any fraction of a New GDR, and all entitlements will be reduced to the next lower whole number of New GDRs.  By entering the subscription through Euroclear or Clearstream or submitting a Subscription Card to the Subscription Agent, the subscribing holder will be deemed to represent and warrant that it is an Eligible Investor, which means that the offer and sale of New Ordinary Shares and New GDRs may be made to it without any violation of applicable securities laws of any jurisdiction in which that Eligible Investor is located.

3 New GDRs will be offered for every 1 GDR held by Eligible Investors. Eligible Investors will be able to subscribe for a lower number of GDRs than they would otherwise be entitled to.

Final Purchase Price For New GDRs

The Final Purchase Price payable by each Eligible Investor will be equal to the Deposit Amount times the number of New GDRs for which such Eligible Investor subscribed.

Forfeiture of Subscription for New GDRs and No Compensation

Only Eligible Investors who are holders of record of the Company's existing GDRs as of the GDR Record Date may acquire New GDRs. GDR holders who either are not Eligible Investors or who fail to duly complete their Subscription Cards and return them on time to the Subscription Agent during the GDR Subscription Period will not be able to acquire any New GDRs in the New GDR Offering and will not be compensated for any such inability or failure to participate. In addition, Eligible Investors who have duly completed and returned on time their Subscription Cards, but who fail to pay either partially or fully the Deposit Amount by the applicable GDR Expiration Time, will forfeit the right to acquire any New GDRs that would otherwise have been allocable to them to the extent of any shortfalls in payment and will receive no compensation.

Delivery of New GDRs

New GDRs will be delivered to existing brokerage accounts of participating investors through DTC, Euroclear or Clearstream, on or about 21 December, but no assurance can be given that such delivery will not be delayed.

Validity of Acceptances

If payment is not received in full by 5.00p.m. by either the Reg S GDR Expiration Time or the 144A GDR Expiration Time, as appropriate, the Subscription Card will be deemed to have been declined and will lapse.

The Company may also (in its absolute discretion) treat a Subscription Card as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

The Company reserves the right to treat as invalid any acceptance or purported acceptance of the New GDR Offering that appears to the Company to have been executed in, despatched from or that provided an address for delivery of definitive share certificates for New Shares in a location that may be in breach of applicable security laws.

Procedure in Respect of Rights not Taken Up and Withdrawal

If an entitlement to New GDRs is not validly taken up by the applicable GDR Expiration Time, in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will be taken up by Hürriyet Invest in accordance with the Underwriting Deed (as further described in the "Material Contracts" section of this Prospectus).  Hürriyet Invest will subscribe directly in cash for the New Shares which represent entitlements to New GDRs not taken up.  Hürriyet Invest will not receive any fees or commissions from the Company for agreeing to underwrite the New GDR Offering.

Withdrawal rights

Persons who have the right to withdraw their acceptances under Section 87Q(4) of FSMA after a supplementary prospectus (if any) has been published by the Company and who wish to exercise such right of withdrawal must deposit a written notice of withdrawal, which must include the full name and address of the person wishing to exercise such statutory withdrawal rights, by post or by hand (during normal office hours only) with the Subscription Agent at The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, United States of America or by facsimile to the Subscription Agent (The Bank of New York Mellon, ADR Department (fax numbers: +1 732 667 9096 or +1 212 571 3050)) or by email to the Subscription Agent at DRprojecttroy@bnymellon.com so as to be received no later than two business days after the date on which the supplementary prospectus was published.

Withdrawal being effective as at the time of receipt of the written notice of withdrawal by the Subscription Agent.  Notice of withdrawal of acceptance given by any other means or which is deposited with or received by the Subscription Agent after the expiry of such period will not constitute a valid withdrawal.

Provisional allotments of entitlements to New GDRs which are the subject of a valid withdrawal notice will be deemed to be declined.  Such entitlements to New Shares will be taken up by Hürriyet Invest in accordance with the Underwriting Deed (as further described in the "Material Contracts" section of this Prospectus).

The Subscription Agent will refund any Deposit Amount paid in respect of a subscription which is properly and timely withdrawn.

Taxation

The information contained in the section entitled "Taxation" of this document is intended only as a general guide to the current tax position in Jersey, The Netherlands and the United Kingdom. Eligible Investors should consult their own tax advisers regarding the tax treatment of the New GDRs in light of their own circumstances.

GDR Holders who are in any doubt as to their tax position or who are subject to tax in any other jurisdiction should consult an appropriate professional adviser immediately.

Restrictions on the Ability of Certain GDR Holders to Participate

The distribution of this Prospectus and the offering of the New GDRs in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Company to inform themselves about and to observe any such restrictions. Each prospective purchaser of the New GDRs must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the New GDRs or possesses or distributes this Prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the New GDRs under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and the Company shall not have any responsibility therefor. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.

The New GDRs have not been and will not be registered under the Securities Act or any state securities laws, and such New GDRs may not be offered or sold within the United States or to, or for the account or benefit of, persons in the U.S. unless an exemption from the registration requirements of the Securities Act is available. Accordingly, the Company is not extending the New GDR Offering into the United States unless an exemption from registration is available.

The Company expects to rely on the exemption from registration provided by Rule 801 under the Securities Act for offers and sales of the New Ordinary Shares and New GDRs in the United States.

Each person who purchases New GDRs as part of the New GDR Offering will be deemed to represent and warrant that it can lawfully acquire the New GDRs and that it and the person, if any, for whose account or benefit it is acquiring such New GDRs is aware that the New GDRs have not been and will not be registered under the Securities Act and are being distributed and offered outside the United States in reliance on Regulation S. Further, each investor purchasing New GDRs shall be deemed to acknowledge and agree that the Company and their respective affiliates and others may rely upon the truth and accuracy of the foregoing representation and warranty.

Times and dates

The Company shall, in its discretion, be entitled to amend the dates that Subscription Cards are despatched or delay the First GDR Subscription Day or amend or extend the Last GDR Subscription Day and all related dates set out in this document and in such circumstances shall make an announcement on a Regulatory Information Service approved by the UK Listing Authority.

If a supplementary prospectus is issued by the Company two or fewer business days prior to the Last GDR Subscription Day specified in this document (or such later date as may be announced by the Company, the latest date for acceptance under the New GDR Offering shall be extended to the date that is three business days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date shall be extended accordingly).

Governing law

The terms and conditions of the New GDR Offering as set out in this document and the Subscription Card shall be governed by, and construed in accordance with, English law.

Jurisdiction

The courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the New GDR Offering, this document or the Subscription Card.

By accepting rights under the New GDR Offering in accordance with this document and/or the Subscription Card, Eligible Investors irrevocably submit to the jurisdiction of the courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

USE OF PROCEEDS

The Company expects to receive gross proceeds of US$24 million and net proceeds of approximately US$23.4 million from the New GDR Offering, after deduction of estimated expenses of the offer of approximately US$0.6 million.

The Company intends to use the net proceeds: (i) to repay in full the inter-group loan received by the Company from its controlling shareholder, Hürriyet Invest; (ii) for meeting the working capital needs of the Company's subsidiaries; and (iii) for general corporate purposes.

As at 30 June 2012, the amount outstanding to Hürriyet Invest (including interest accruals) under the inter-group loan was US$17.2 million.  As at the date of this Prospectus, the amount outstanding (including interest) is US$17.4 million. Hürriyet Invest intends to participate in the capital increase by virtue of its pre-emptive rights. The Company's debt to Hürriyet Invest will be converted to equity and there will be no cash inflow to the Company from Hürriyet Invest exercising its pre-emptive rights. The cash received from other shareholders using their pre-emptive rights (or, to the extent rights are not taken up, Hürriyet Invest pursuant to the terms of the Underwriting Deed (as further described in the "Material Contracts" section of this Prospectus)) will also be used to meet the working capital needs of the Company's subsidiaries and for general corporate purposes.

DIVIDEND POLICY

As a holding company, the level of the Company's income and the Company's ability to pay dividends depend primarily upon the receipt of dividends and distributions from its subsidiaries.  The payment of dividends by the Company's subsidiaries is contingent upon the sufficiency of their earnings, cash flows and distributable reserves and the ability of the Company's subsidiaries, particularly those subsidiaries located in Russia, Ukraine, Belarus, Kazakhstan, Croatia, Hungary, Slovenia, Bosnia and Herzogovina and Serbia to make, in accordance with relevant national legislation, company law and exchange controls, dividend payments to the Company.  No assurance may be given that the Company will succeed in converting such revenue, or, if the Company is able to do so, that the Company will be able to convert it at favourable exchange rates.

Furthermore, the payment of dividends by the Company's subsidiaries and/or its ability to repatriate such dividends may, in certain instances, be subject to statutory restrictions, and retained earnings criteria of those subsidiaries. In addition, the Company's revenue is principally generated by its subsidiaries in roubles, which the Company's management intends to convert into US dollars or other foreign currencies.

To the extent that the Company declares and pays dividends, owners of GDRs on the relevant record date will be entitled to receive dividends payable in respect of Shares underlying the GDRs, subject to the terms of the Deposit Agreement.  Cash dividends may be paid to the Depositary in any currency and, except as otherwise described under "Terms and Conditions of the Global Depositary Receipts —Conversion of Foreign Currency," are converted into US dollars by the Depositary and paid to holders of GDRs net of currency conversion expenses.

The Company's policy during the period covered by the Financial Statements has been to reinvest cash generated in the Group's business and so no dividend has been paid during that period. The Company does not expect to make dividend payments for the foreseeable future.

SELECTED FINANCIAL INFORMATION

The following is a summary of the Group's financial information for the periods indicated.  The data has been extracted without material adjustment from the Financial Statements which are incorporated by reference into this Prospectus as set out in "Relevant Information and Information Incorporated by Reference".  The summary should be read in conjunction with that information and with "Operating and Financial Review".  Investors are advised to read the whole of this Prospectus and not rely on the information summarised in this section, "Selected Financial Information".

Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

The Group's Financial Statements are prepared in accordance with IFRS.  The audited consolidated financial statements in respect of the financial years ended 31 December 2010 and 2011 incorporated by reference into this Prospectus have been audited and the Unaudited Interim Financial Statements incorporated by reference into this Prospectus have been reviewed by DRT Bağimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of Deloitte Touche Tohmatsu. The audited consolidated financial statements in respect of the financial year ended 31 December 2009 incorporated by reference into this Prospectus have been audited by PricewaterhouseCoopers CI LLP.

Consolidated Income Statement
(Amounts expressed in millions of US Dollars ") unless otherwise indicated)

	For the years ended			For the six months ended
	31 December			30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
Revenue	153.3	143.4	143.4	73.6	61.7
Cost of sales	(75.2)	(71.4)	(75.5)	(39.5)	(30.4)
Gross profit	78.1	72.0	67.9	34.1	31.3
Marketing, selling and distribution expenses	(15.4)	(14.9)	(23.4)	(8.2)	(8.5)
General administrative expenses	(55.2)	(83.0)	(61.2)	(24.6)	(20.3)
Other income	-	0.5	1.7	0.7	3.0
Operating profit/(loss)	7.5	(25.4)	(15.0)	2.0	5.5
Financial income	2.3	1.2	22.0	8.3	15.1
Financial expenses	(13.0)	(7.3)	(35.4)	(4.4)	(20.4)
Monetary gain	-	-	0.2	-	-
Profit/(Loss) before income taxes	(3.2)	(31.5)	(28.2)	5.9	0.2
Income tax benefit / (expense)	(3.0)	(3.6)	1.5	(2.9)	(1.0)
Net profit/(loss) for the year	(6.2)	(35.1)	(26.7)	3.0	(0.8)
Attributable to:
Equity holders of the parent	(8.3)	(37.0)	(29.1)	1.9	(1.9)
Non-controlling interests	2.1	1.9	2.4	1.1	1.1
	(6.2)	(35.1)	(26.7)	3.0	(0.8)
Weighted average number of ordinary shares in issue (thousands)	50,000	50,000	50,000	50,000	50,000
Basic and diluted earnings/(losses) per share for earnings/(losses) attributable to the equity holders of the parent during the year (expressed in full US Dollar per share)	(0.17)	(0.74)	(0.58)	0.04	(0.04)

Consolidated Balance Sheet

(Amounts expressed in millions of US Dollars ("$") unless otherwise indicated)

	Restated as at 31 December			As at 30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
ASSETS
Non-current assets
Property, plant and equipment	16.6	13.3	5.7	15.3	5.4
Goodwill	110.9	82.7	79.6	90.4	78.7
Intangible assets	94.6	81.3	65.3	85.2	62.4
Available for-sale financial assets	0.1	0.1	0.1	0.1	0.1
Deferred tax assets	1.5	2.6	2.9	3.0	2.7
Other non-current assets	0.7	0.1	-	-	0.2
Total non-current assets	224.4	180.1	153.6	194.0	149.5
Current assets
Inventories	2.0	2.2	1.3	1.5	0.8
Trade and other receivables	7.8	5.7	5.1	6.4	5.4
Cash and cash equivalents	32.7	13.4	9.4	13.4	15.1
Other current assets	9.5	5.6	8.0	7.6	9.4
	52.0	26.9	23.8	28.9	30.7
Assets classified as held for sale	-	-	1.5	0.7	-
Total current assets	52.0	26.9	25.3	29.6	30.7
Total assets	276.4	207.0	178.9	223.6	180.2
EQUITY
Capital and reserves attributable to equity holders of the company
Share capital	8.0	8.0	8.0	8.0	8.0
Additional paid-in capital	678.1	678.1	678.1	683.1	678.1
Translation reserve	23.0	18.6	17.2	23.9	15.2
Accumulated losses	(581.9)	(618.9)	(648.1)	(617.0)	(650.0)
	127.2	85.8	55.2	98.0	51.3
Non-controlling interests	1.4	1.3	1.4	0.9	1.9
Total equity	128.6	87.1	56.6	98.9	53.2
LIABILITIES
Non-current liabilities
Financial liabilities
- Senior credit facility	-	56.8	70.0	70.0	-
Financial liabilities to non-controlling interests	0.5	-	-	-	-
Deferred tax liabilities	20.1	16.3	9.9	17.8	9.0
Other non-current liabilities	0.1	-	-	-	-
Total non-current liabilities	20.7	73.1	79.9	87.8	9.0
Current liabilities
Financial liabilities
- Senior credit facility	89.1	13.4	3.5	0.9	70.9
Financial liabilities to non-controlling interests	10.0	9.0	10.2	10.1	10.1
Trade and other payables	15.0	11.9	9.4	13.7	11.2
Due to shareholders	5.3	5.2	13.0	1.8	16.9
Current income tax liabilities	0.3	0.1	0.3	0.3	0.3
Other current liabilities	7.4	7.2	6.0	9.2	8.6
Liabilities directly associated with assets classified as assets held for sale	-	-	-	0.9	-
Total current liabilities	127.1	46.8	42.4	36.9	118.0
Total liabilities	147.8	119.9	122.3	124.7	127.0
Total liabilities and equity	276.4	207.0	178.9	223.6	180.2

Consolidated Cash Flow Statement

(Amounts expressed in millions of US Dollars ("$") unless otherwise indicated)

	For the years ended			For the six months ended
	31 December			30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
Net loss for the year/period	(6.2)	(35.1)	(26.7)	3.0	(0.8)
Adjustments:
Depreciation and amortisation	8.5	9.1	8.3	4.4	2.8
Financing costs	4.0	0.3	0.9	0.9	-
Taxation on income	3.0	3.6	(1.5)	2.9	1.0
Tangible assets impairment charges	-	-	4.1	-	-
Intangible assets and goodwill impairment charges	0.5	32.8	10.3	-	-
Interest expenses of written put options	0.2	-	-	-	-
Provision for doubtful receivables and other current assets	2.8	1.1	0.9	0.4	0.7
Loss / (gain) on sale of property, plant and equipment	-	(0.5)	0.4	-	(2.1)
Interest expenses	5.0	5.0	6.2	3.1	3.0
Interest income	(1.3)	(0.5)	(0.3)	(0.2)	(0.2)
Loss / (gain) from disposal of subsidiaries	0.2	-	(0.1)	-	-
Other non-cash expense	-	0.8	0.5	(12.1)	(0.3)
Cash flows from operating activities before changes in operating assets and liabilities	16.7	16.6	3.0	2.4	4.1
Change in working capital, net	6.1	0.7	9.9	2.8	6.0
Income taxes paid	(5.4)	(4.8)	(5.9)	-	-
Cash flows provided by operating activities	17.4	12.5	7.0	5.2	10.1
Cash flows from investing activities:
Purchases of property, plant and equipment and intangible assets	(5.4)	(5.2)	(7.2)	(3.1)	(2.3)
Proceeds from sales of property, plant and equipment and intangible assets	0.2	0.7	1.4	0.4	4.8
Cash paid for acquisition of minority interests	(0.5)	—	—	—	—
Proceeds from disposal of subsidiaries	2.1	—	—	—	—
Net cash used in investing activities	(3.6)	(4.5)	(5.8)	(2.7)	2.5
Cash flows from financing activities:
Dividends paid to non-controlling interests	(2.9)	(2.5)	(2.4)	(1.1)	(1.0)
Proceeds from borrowings	-	69.7	72.5	70.0	-
Repayments of borrowings	(38.6)	(88.9)	(70.0)	(70.0)	(2.5)
Cash paid for financing costs	-	(0.8)	-	-	-
Interest receipts and payments, net	(3.4)	(3.7)	(6.0)	(3.0)	(3.0)
Capital advances received	5.0	-	-	-	-
Payments to non-controlling interests	-	(1.3)	(0.2)	-	(0.5)
Changes in financial liabilities to non-controlling interests	-	-	-	1.1	-
Net cash used in financing activities	(39.9)	(27.5)	(6.1)	(3.0)	(7.0)
Exchange gains/losses on cash and cash equivalents	0.4	0.2	0.9	0.5	0.1
Change in cash and cash equivalents	(25.7)	(19.3)	(4.0)	-	5.7
Cash and cash equivalents at beginning of year	58.4	32.7	13.4	13.4	9.4
Cash and cash equivalents at end of year	32.7	13.4	9.4	13.4	15.1

CAPITALISATION AND INDEBTEDNESS

The following table sets forth, as at 30 June 2012, the Group's historical cash and cash equivalents, short and long-term borrowings and total capitalisation.

At 30 June 2012
Historical
(US$ millions)
(unaudited)
Cash and cash equivalents	15.1
Short-term borrowings (including current portion of long-term borrowings)	70.9
Payables to related parties*	10.1
Long-term borrowings, net of current portion	-
Due to Shareholders	16.9
Invested equity
Share capital	8.0
Additional paid-in capital	678.1
Accumulated losses	(650.0)
Currency translation adjustments	15.2
Total invested equity	51.3
Total capitalisation	149.2
____________________
*
Financial liabilities to non-controlling interests (put options of minority shareholders in Croatia (8.0), Slovenia (2.0), Impress Media (0.1)). See "Operating and Financial Review – Cash Flows, Liquidity and Capital Resources – Financial liabilities to non-controlling interests" for further information.

Except as described above, there has been no material change in the Group's total capitalisation since 30 June 2012.

OPERATING AND FINANCIAL REVIEW

The following discussion of the Group's financial condition and results of operations should be read in conjunction with the Group's Financial Statements and the notes thereto incorporated into this Prospectus by reference and the other information included elsewhere in this Prospectus.  This section contains forward-looking statements that involve risks and uncertainties.  The Group's actual results may differ materially from those discussed in such forward-looking statements as a result of various factors, including those described under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

OVERVIEW

TME is a leading provider of print and online classified advertising, particularly in the real estate, auto and recruitment sectors, with local brands serving local markets in Russia, CIS, Central and Eastern Europe. As at 30 June 2012, TME produced 158 print titles, with around 4.8 million readers in aggregate per month, and hosted 20 horizontal and vertical websites with over 20 million unique monthly visitors in aggregate.  TME's publications and websites serve as marketplaces in major metropolitan and regional markets where both private and professional sellers advertise items for sale and contact buyers.  Through its integrated print and online strategy, TME offers buyers and sellers a comprehensive and focused forum for consumer-to-consumer and business-to-consumer transactions.

TME’s branded classified advertising websites and printed publications and related specialised services have strong positions in specific markets in Belarus, Croatia, Bosnia & Herzegovina, Hungary, Kazakhstan, Russia, Serbia, Slovenia and Ukraine.

Basis of Preparation

The Company's audited consolidated financial statements for the years ended in respect of the years ended 31 December 2009, 31 December 2010 and 31 December 2011 (the "Audited Financial Statements") and the Company's condensed consolidated interim financial statements in respect of the six month period ended 30 June 2012 (the "Interim Financial Statements" and, together with the Audited Financial Statements, the "Financial Information") have been prepared in accordance with IFRS as adopted in the EU.  The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 "Interim financial reporting" ("IAS 34") as adopted in the EU. The Financial Information has been prepared in accordance with those IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued by the International Accounting Standards Board and effective or issued.

Non-GAAP financial measures

The key operating indicators the Group uses to measure the performance of (i) its consolidated operations are EBITDA and EBITDA margin, and (ii) its geographical operating units on a regional level are Operation EBITDA (operating profit before certain expenses) and Operation EBITDA margin.  The Group defines EBITDA as operating profit before bad debt, depreciation and amortisation, non-cash compensation expense and write down on impaired assets and EBITDA margin as the ratio of EBITDA to revenues.  The Group defines Operation EBITDA (or operating profit before certain expenses) as EBITDA before management service expenses/certain corporate costs (which include the expenses of the Group's holding companies which include the Company, Mirabridge International B.V., Pronto Invest B.V., Publishing House Pennsylvania Inc. and Pronto Moscow Istanbul Liaison Office) and Operation EBITDA margin as the ratio of Operation EBITDA to revenues. Each of the Company's subsidiaries reports the revenues and costs of both the print and online segments. As a result, the Group calculates Operation EBITDA both on a consolidated level for both the print business unit and the online business unit, but also on a geographic basis by geographic business unit.)

None of EBITDA, EBITDA margin, Operation EBITDA or Operation EBITDA margin is defined under IFRS.  The Group presents EBITDA (and the related measures EBITDA margin, Operation EBITDA and Operation EBITDA margin) because it is the measure the Group uses to evaluate the performance of its operating units and because it is a widely accepted financial indicator of a company's ability to incur and service debt.  However, EBITDA: (a) is not intended to be a performance measure that should be regarded as an alternative to, or as more meaningful than, operating profit or net earnings, as an indicator of operating performance or cash flow from operations, as a measure of liquidity; (b) is not intended to represent funds available for dividends, reinvestment or other discretionary uses; (c) should not be a consideration in isolation or as a substitute for measures of performance prepared in accordance with IFRS; and (d) may be calculated differently by other companies operating in the same industry as the Group, or may be used for different purposes than the purposes the Group uses it for, limiting its usefulness as a comparative measure.

The financial information included and incorporated by reference in this document is not intended to comply with United States Securities and Exchange Commission reporting requirements. Compliance with such requirements would require the modification, reformulation or exclusion of certain financial measures.

The table below sets out a reconciliation of Operation EBITDA and EBITDA to operating profit for the periods indicated:

	31 December			30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
Operation EBITDA	28.0	24.1	11.6	8.4	7.9
Management service expense/certain corporate costs	(7.0)	(4.9)	(3.0)	(1.7)	(1.3)
EBITDA	21.0	19.2	8.6	6.7	6.6
Bad debts	(2.8)	(1.1)	(0.9)	(0.4)	(0.7)
Depreciation and amortization	(8.5)	(9.1)	(8.3)	(4.4)	(2.8)
Non-cash compensation expense	(1.7)	(0.7)	(4.0)	0.1	2.4
Write down of impaired assets	(0.5)	(33.7)	(10.4)	-	-
Operating Profit/(Loss)	7.5	(25.4)	(15.0)	2.0	5.5

PRINCIPAL FACTORS AFFECTING THE GROUP'S RESULTS OF OPERATIONS

Transition from print to online

Acquisitions and disposals

Over the past few years, a shift in consumer behaviour towards digital content in the Group's target markets has caused a significant decline in the Group's print business.  In contrast, the Group's online business has grown rapidly.  As part of the increased focus on growing the online business, the Group has also sold some of its printing operations.  In particular, during the year ended 31 December 2011, the Group:

•	ceased printing operations at its subsidiary OOO Pronto Moscow and decided to dispose of certain associated property, plant and equipment;

•	closed print publishing operations in 11 regional entities in Russia; and

•
exited from its investment in OOO Pronto Petersburg, its print publishing subsidiary in North Western Russia by transferring its 51.0 per cent. interest back to the company in accordance with Russian corporate law.

There were no significant disposals during the year ended 31 December 2010.  During the year ended 31 December 2009, the Group sold Szuperinfo (a free regional weekly publication) in Hungary for $2.1 million.

Costs

As the Group has continued to transition from print publishing to online publishing, the Group's costs related to print publishing, such as paper, printing, selling and distribution and real estate costs, have declined.  These cost savings, however, have been largely offset by additional costs related to the increased emphasis on online publishing.  In particular, competition with other online publishers for suitably qualified and experienced employees has resulted in increased salary costs, particularly in the Group's product development, and sales and marketing departments.  In addition, the Group's advertising costs have increased as the Group has invested in advertising campaigns to attract internet traffic to its websites.

Reporting currency

The Group's results can be significantly impacted by fluctuations in currencies in the countries where it operates compared to the US dollar, and particularly by fluctuations in the Russian rouble compared to the US dollar.

The Group generated 90.5 per cent. of its revenues in 2011, and 92.1 per cent. of its revenues in the first six months of 2012, in Russian roubles and other CIS currencies.

The Group generates revenues in nine currencies.  Each Group company uses its local currency as its functional currency.  The consolidated financial statements of these entities are translated into US dollars, at the period-end exchange rate for balance sheet items and the weighted average exchange rate for income statement items.

Gains and losses arising from the translation of local currency to US dollars are reported separately in the cumulative translation reserve account as part of other comprehensive income.  Transaction gains and losses arising from certain intercompany loans that have been designated as permanently invested have been classified as a component of the cumulative translation reserve account.

The Group's subsidiaries, other than the Group's subsidiaries in Belarus, use their local currencies as their functional currency.  See notes 2.4 and 3.1(e) to the Audited Financial Statements and notes 2.3 and 3.1(e) to the Interim Financial Statements.  The economy of Belarus is considered to be highly inflationary and as such the financial statements of the Group's subsidiaries operating in Belarus are prepared on the historical cost basis adjusted in accordance IAS 29. Restatement adjustments have been made to compensate for the effect of changes in the general purchasing power of the Belarusian rouble in accordance with IAS 29, which requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date.

In 2011 and in the six month period ended 30 June 2012, the most significant currency for the Group's operations was the Russian rouble, in which the Group generated 75.4 per cent. and 78.0 per cent. of its revenues in the year ended 31 December 2011 and in the six months ended 30 June 2012, respectively. The second most significant currency for the Group's operations was the Belarusian rouble, in which the Group generated 6.4 per cent. and 4.4 per cent. of its revenues in the year ended 31 December 2011 and in the six months ended 30 June 2012, respectively.

Set out below is a table comparing the average rates of these currencies against the US dollar for the period shown:

	2011	2012		2010	2011
	Average rate for the six months ended 30 June	Average rate for the six months ended 30 June	Fluctuation	Annual average rate	Annual average rate	Fluctuation
						%
Russian rouble (RUR)	0.035	0.033	(8.5%)	0.0329	0.0340	3%
Belarusian rouble (BYR)	0.0003	0.0001	(140%)	0.0003	0.0002	(67%)

In 2010, the Russian rouble was also the most significant currency for the Group's operations, in which the Group generated 74.1 per cent. of its revenues. The second most significant currency for the Group's operations in 2010 was the Hungarian forint, in which the Group generated 4.8 per cent. of its revenues.

Set out below is a table comparing the annual average rates of these currencies against US dollars between 2009 and 2010:

	2009	2010
	Annual average rate	Annual average rate	Fluctuation
Russian rouble (RUR)	0.0316	0.0329	4%
Hungarian forint (HUF)	0.0050	0.0048	(4%)

Inflation

The Group's costs are closely linked to domestic cost factors in the countries in which it operates.

The table below presents changes in Russia's consumer price index from 2006 through 2011.

(Annual percent change)	2006	2007	2008	2009	2010	2011
Consumer Price Index (Dec. to Dec change in RUR)	9.0%	11.9%	13.3%	8.8%	8.8%	6.1%

Cost of paper

The Group typically consolidates purchases of large quantities of paper in each country in order to obtain volume discounts. The Group buys paper either directly from paper manufacturers or from third party printers. In the absence of fixed price, long-term contracts or discount arrangements, the Group purchases paper at market prices. Paper costs represented 8.9 per cent., 8.3 per cent. and 8.4 per cent. of the Group's total print revenues in 2009, 2010 and 2011 respectively and 6.0 per cent. as at 30 June 2012. The volume of paper purchased by the Group has declined since 2009 as the Group transitions its business from print to online.

Seasonality

The weather in Russia and the CIS causes seasonality for the Group, with revenue generation being at its weakest during winter. Summer can also negatively affect revenue as customers go on holiday. Accordingly, the Group generates most of its revenue during spring and autumn.

Economic conditions in Russia

The Group’s operations are primarily located in Russia. As a result, the Group's results of operations and financial condition are substantially affected by Russian economic conditions, including such factors as economic growth, inflation and exchange rates. The following table sets forth certain Russian economic indicators for the indicated periods.

	As at or for the years ended 31 December
	2011	2010	2009
Nominal GDP (in RUR billion)	54,585.6	45,172.7	38,807.2
Real GDP growth (in %)	4.3	4.3	(7.8)
Surplus (Deficit) of the federal budget of the Russian Federation (in RUR billion)	430.8	(1,811.8)	(2,300.1)
Official reserves (in billions of U.S. dollars)	498.6	479.4	439.5
Inflation(1) (in %)	6.1	8.8	8.8
Nominal appreciation/(depreciation) of the Russian rouble against the U.S. dollar(2) (in %)	3.4	4.3	(21.7)
Real appreciation/(depreciation) of the Russian rouble against the U.S. dollar(2)(3)	8.8	9.7	(12.2)
__________________
Sources: CBR, Russian Federal State Statistics Service, Russian Federal Treasury

(1)	Inflation is measured as change in the consumer price index.
(2)
Nominal and real (depreciation)/appreciation of the Russian rouble against the U.S. dollar are measured by comparing the change in the reporting period with the change in the same period of the previous year.

(3)
Real (depreciation)/appreciation is distinguished from nominal (depreciation)/appreciation because the former also takes into account inflation in Russia and the United States, as well as certain other macroeconomic parameters that are calculated by the CBR.

The economy in Russia was severely impacted by weakening global economic conditions and turmoil in global financial markets caused by the global financial crisis in the second half of 2008 and the first half of 2009. The Russian economy is to a significant degree dependent on exports of key commodities, such as oil, gas, iron ore and other raw materials. Dramatic decreases in the prices of these commodities in the world market in the second half of 2008 and first half of 2009 resulted in sharp decreases in Government revenues and the revenues of privately held Russian companies operating in these sectors, which, in turn, had an adverse effect on overall levels of economic activity in Russia. Commodity prices partially recovered starting in the second half of 2009, though the trend reversed starting from 2011.

During economic downturns in Russia, overall advertising spending tends to decline as consumers tend to spend less as their disposable income reduces and they conserve cash. During the economic downturn in 2009, overall advertising spending in Russia declined by 25.0 per cent. in US dollar terms, whereas and the amount spent on Internet advertising increased by 7.0 per cent. in US dollar terms. As spending on advertising declined (particularly with regards to print advertising), the Group's overall revenues decreased  by 35.6 per cent. organically in 2009, reflecting declines of 37.6 per cent. in print revenue and 6.2 per cent. in online revenue respectively.

The following table shows the amount spent in Russia on print advertising since 2006 and contains projections of print advertising spending from 2012 to 2014:

Million Russian Rouble	2006	2007	2008	2009	2010	2011	2012*	2013*	2014*
Print Ads spending	44.600	51.900	63.800	35.600	38.000	41.040	43.092	46.970	50.728

* projection
_________________
Source: Zenith Optimedia

Russian Internet industry dynamics

The Russian Internet industry is a young and growing segment of the Russian economy. Trends in the Russian Internet industry have a significant impact on the underlying performance of the Group's business. Key trends include the following:

•
Growth in Internet penetration in Russia. The Russian population with access to an Internet connection has grown and is growing rapidly, as has and is the proportion with access to high-bandwidth Internet access. The increasing share of the population with access to the Internet is significantly expanding the potential audience for the Group's services, and the increasing penetration of high-bandwidth access makes it easier to offer high-bandwidth Internet value-added services such as secured auction sites, retail banking services, business-to-business and business-to-customer sites.

•
Growth in Internet Advertising in Russia. As the proportion of the population accessing the Internet on a daily basis continues to grow, the Internet becomes an increasingly attractive medium for advertisers. Although total advertising spending in Russia has fluctuated since 2006, with significant declines in 2009 due to the global economic crisis, the share of total advertising spending in Russia spent on Internet advertising has continued to grow, increasing from 2.0 per cent. in 2006 to 9.0 per cent. in 2009. As demand for Internet advertising increases, the potential market for the Group's online advertising grows. The Company believes that the share of Internet advertising in Russia will continue to increase as existing advertisers become increasingly comfortable with the medium and as new advertisers begin to advertise on the Internet for the first time.

The following table summarises certain information concerning the Internet advertising market in Russia for the periods indicated:

Million $	2006	2007	2008	2009	2010	2011	2012	*	2013	*	2014	*
Internet Ads spending	95	418	491	533	744	1.131	1.527		2.062		2.680
Total Ads Spending	5.427	7.198	7.623	5.718	6.688	8.174	9.319		10.884		12.592
% of internet	2%	6%	6%	9%	11%	14%	16%		19%		21%

* projection
_________
Source: Zenith Optimedia

DESCRIPTION OF CERTAIN INCOME STATEMENT LINE ITEMS

Revenues

The following table shows the Group's revenues, Operation EBITDA and Operation EBITDA margin (defined as the ratio of Operations EBITDA to revenues expressed as a percentage) by geographic segment:

										Six months ended 30 June Revenues, Operation EBITDA and Operation EBIDTA margin by geographic segment
Country	2009			2010			2011			2011			2012
	Operation
		Operation	Operation EBITDA		Operation	Operation EBITDA		Operation	Operation EBITDA		Operation	Operation EBITDA		Operation	Operation EBITDA
	Revenues	EBITDA	margin %	Revenues	EBITDA	margin %	Revenues	EBITDA	margin %	Revenues	EBITDA	margin %	Revenues	EBITDA	margin %
	(US$ millions)
	(audited)									(unaudited)
Russia	107.7	22.3	20.7%	106.4	19.3	18.2%	108.1	6.4	5.9%	56.6	6.0	10.7%	48.1	5.8	12.1%
CIS*	21.5	4.7	21.9%	21.2	4.9	23.0%	21.7	4.5	20.7%	9.9	1.8	18.6%	8.7	2.0	22.9%
Hungary	12.1	0.1	0.8%	6.9	(0.5)	(7.3%)	5.7	(0.3)	(4.8%)	3.1	0.0	0.3%	2.1	-0.2	-8.3%
Croatia	10.3	0.9	8.7%	7.1	0.0	0.7%	5.6	0.4	6.6%	3.1	0.1	4.5%	2.0	0.1	4.5%
Moje Delo**	1.7	—	(0.2%)	1.8	0.4	20.0%	2.3	0.6	27.1%	1.0	0.4	36.0%	0.7	0.2	26.3%
Total	153.3	28.0	18.3%	143.4	24.1	16.8%	143.4	11.6	8.1%	73.6	8.4	11.4%	61.7	7.9	12.9%

* CIS includes Belarus, Kazakhstan and Ukraine
** Moje Delo Group includes Slovenia, Bosnia & Herzegovina and Serbia

The Group primarily derives revenues from selling advertising space in its publications. To a lesser extent, the Group derives revenues from paid circulation of some of its print publications and from additional services that the Group provides. The Group generates revenues from print activities (81.8 per cent. of revenues in 2011, 87.0 per cent. of revenues in 2010 and 91.0 per cent. of revenues in 2009) and Internet activities (18.2 per cent. of revenues in 2011, 13.0 per cent. of revenues in 2010 and 9.0 per cent. of revenues in 2009).

The Group generates print revenues principally from four sources, or "channels", which are display advertisements, private and professional classified advertisements, circulation and services. The Group generates circulation revenues primarily through sales to individuals who purchase the Group's publications at kiosks or newsstands, through subscriptions or from street vendors.

Service and other revenues include commissions earned for selling products and services to third parties, including warranty services. They also include printing for third parties in Russia and revenues associated with services such as pre-paid telephone calling cards used by private customers to access the Group's call centres and place advertisements. The commissions earned by the Group are determined by reference to a specified percentage of the value of the products or services.

The Group derives online revenues primarily from classified and display advertisements, including professional advertisements, consumer advertisements and banners. The Group also derives online revenues from subscription or one-off access fees to content and information that the Group provides through its websites. In online revenues, the Group includes revenues deriving from products advertised solely on its websites, as well as the portion of revenues attributable to the online component (as determined by management based upon relative fair value) for bundled contracts providing both print and online advertisements.

Management believes that the Group operates under one business segment as the Group's business comprises classified advertisements, display advertisements and services and there is no significant difference in terms of risk and return between these activities. In addition, the nature of the products, the nature of production processes, the type of customers and the methods used to distribute the products are similar.

Revenue Breakdown

The Group breaks down revenues by geographic segment, channel (or source), circulation model and type of publication.

Revenues by geographic segment

Of total revenues of $143.4 million in 2011 (and $61.7 million in the first six months of 2012), the Group derived 90.5 per cent. of revenues from Russia and the CIS, 3.9 per cent. of revenues from Hungary, 4.0 per cent. of revenues from Croatia and 1.6 per cent. of revenues from the Group's Moje Delo Group (or 92.2 per cent., 3.4 per cent., 3.2 per cent. and 1.1 per cent., respectively as at 30 June 2012).  The Group anticipates that it will maintain this approximate geographic mix of revenues for the foreseeable future except to the extent that this mix may be affected by any acquisitions the Group makes.

Revenues by channel

The channel of revenue varies in importance depending on the individual publication.  The Group's primary channels of revenue are:

	Relative importance of revenues by channel
	Year ended 31 December			Six months ended
	2009	2010	2011	30 June 2012
	(percentage of total revenues)
Print revenues	91%	87%	82%	76%
Classified advertisements	36%	34%	31%	28%
Display advertisements	34%	33%	34%	33%
Circulation	12%	10%	8%	7%
Services and other(1)	9%	10%	9%	8%
Online revenues	9%	13.0%	18%	24%
Classified advertisements (unaudited)	5%	6%	7%	8%
Display advertisements (unaudited)	4%	6%	8%	10%
Subscriptions (unaudited)	0%	0%	2%	4%
Services and other (unaudited)	0%	1%	1%	2%

______________
(1)	"Other" mostly consists of prepaid phone card sales, sold through the Group's call centres in Russia.

The following table sets forth the revenue generated by each of the Group's channels:

	Revenue by channel
	Year ended 31 December			Six months ended
30 June
	2009	2010	2011	2011	2012
			(US$ millions)
		(audited)		(unaudited)
Print Revenues
Display Advertising	52.2	47.0	48.1	23.7	20.6
Classified Advertising	54.7	48.3	43.8	23.1	17.5
Circulation	17.6	15.2	11.8	6.3	4.2
Service and other	14.3	14.2	13.6	8.2	4.9
Total Print Revenues	$138.8	$124.7	$117.3	$61.3	$47.2
Online Revenues	14.5	18.7	26.1	12.4	14.5
Total Revenues	$153.3	$143.4	$143.4	$73.6	$61.7

The revenues generated by classified advertising are split between private and professional individuals, or business customers.  Over the years, there has been a relatively equal distribution of revenues between display and classified advertising. Customer demand determines which of these channels generates greater revenues. Accordingly, during  2011 display advertising was key to the Group's revenue generation as customers preferred to advertise with photographs rather than using the simple text format of classified advertising.  Since 2011, the Group's main source of revenue generation has continued to be display advertising. Display advertising (both from print and online publishing) generated 41.5 per cent. of total revenues in 2011 and 43.5 per cent. of total revenues in the six months ended 30 June 2012.  Classified advertising generated was 37.5 per cent. and 36.2 per cent. respectively over the same periods.

As publishing businesses in the West have experienced, the Group's circulation revenues have continued to decline as it transitions its business from print to online publishing. The percentage of total revenues generated by circulation revenue has declined from 11.5 per cent. in 2009 to 6.8 per cent. for the six months ended 30 June 2012.

The Group expects online revenues to become increasingly important as it transitions from print to online publishing. The percentage of total revenues generated by online revenues has increased from 9.5 per cent. in 2009 to 23.5 per cent. in the six months ended 30 June 2012.

Revenues by type of publication

The Group generates print revenues primarily from generalist publications, which accounted for 53.0 per cent. of the Group's revenues from Russia and the CIS in 2011.  In 2011, generalist publications generated 55.0 per cent. of print revenues in Hungary and 92.0 per cent. of print revenues in Croatia. The Group generates the remainder of its revenues from vertical publications:  vehicles, real estate and employment.  In 2011, 12.0 per cent. of print revenues were derived from publications focused on vehicles, 30.0 per cent. from publications focused on real estate and 5.0 per cent. from publications focused on employment.  The Groups' leading publication, lz Ruk v Ruki, accounted for 72.0 per cent. in 2011 and 70.0 per cent. in the first six months of 2012 of its total Russian and CIS revenues and 65.0 per cent. in 2011 and 66.0 per cent. in the first six months of 2012 of the Group's total print revenues. Print revenues for Moje Delo group are generated through job fairs and printed materials.

Revenue recognition

Private and professional classified advertisements and display advertisements are published on a daily, weekly and monthly basis. The related revenues are recognised at the time the advertisement is published. Revenues related to advertisements appearing on multiple occasions are deferred and recognised during the period when the advertisement is run.

Circulation revenues, net of returns, are recognised at the time when the publications are sold through to the customer.

Service and other revenues are recognised as earned at the date the products are sold to the final customer, or when contracts are activated. Prepaid telephone card revenue is recognised when the card is sold to the customer because the use of the card typically takes place in the month of its sale.

Online revenues are derived primarily from classified ads and display ads, including professional ads, consumer ads and banners which are deferred and recognised during the period when the advertisement is run.

Revenues from subscription or one-off access fees to content and information provided through the Group's websites are recognised over the period of the usage.

Cost of Sales

Cost of sales for the Group's print business consist of production costs (paper, printing and binding) and direct selling costs (fixed salary and commissions paid to sales personnel including call centre staff and payments to sales-related third party contractors).  Cost of sales for the Group's online business consist of personnel costs, advertising campaigns and Internet traffic purchases. Cost of sales are largely variable costs.

Within a single country, production costs as a percentage of revenues vary primarily as a result of fluctuations in the price of paper, renegotiations of contracts with third party printers, launching of new publications, introduction of color publications and the quality of publications produced.

Production costs as a percentage of revenues vary from publication to publication reflecting primarily variations in the quality of paper and printing used.  Standard newsprint is usually sufficient for the Group's generalist publications, such as most editions of Iz Ruk v Ruki in Russia.  While historically the publication featured black and white photos and few graphic enhancements, the Group has upgraded selected editions of lz Ruk v Ruki to higher quality print processes including full colour throughout.  The Group uses glossy, high quality paper for its specialised publications, such as its real estate publication, Galereja Nedvizhimost in Russia, which include colour photos and more elaborate style effects.

Operating Profit

Operating profit consists of EBITDA, depreciation and amortisation, goodwill and intangible impairment, goodwill write-off and other operating cost.

EBITDA

The key operating indicators the Group uses to measure the performance of (i) its consolidated operations are EBITDA and EBITDA margin, and (ii) its geographical operating units on a regional level are Operation EBITDA (operating profit before certain expenses) and Operation EBITDA margin.  The Group defines EBITDA as operating profit before bad debt, depreciation and amortisation, non-cash compensation expense and write down on impaired assets and EBITDA margin as the ratio of EBITDA to revenues.  The Group defines Operation EBITDA (or operating profit before certain expenses) as EBITDA before management service expenses/certain corporate costs (which include the expenses of the Group's holding companies which include the Company, Mirabridge International B.V., Pronto Invest B.V., Publishing House Pennsylvania Inc. and Pronto Moscow Istanbul Liaison Office) and Operation EBITDA margin as the ratio of Operation EBITDA to revenues. Each of the Company's subsidiaries reports the revenues and costs of both the print and online segments. As a result, the Group calculates Operation EBITDA both on a consolidated level for both the print business unit and the online business unit, but also on a geographic basis by geographic business unit.)

None of EBITDA, EBITDA margin, Operation EBITDA or Operation EBITDA margin is defined under IFRS.  The Group presents EBITDA (and the related measures EBITDA margin, Operation EBITDA and Operation EBITDA margin) because it is the measure the Group uses to evaluate the performance of its operating units and because it is a widely accepted financial indicator of a company's ability to incur and service debt.  However, EBITDA: (a) is not intended to be a performance measure that should be regarded as an alternative to, or as more meaningful than, operating profit or net earnings, as an indicator of operating performance or cash flow from operations, as a measure of liquidity; (b) is not intended to represent funds available for dividends, reinvestment or other discretionary uses; (c) should not be a consideration in isolation or as a substitute for measures of performance prepared in accordance with IFRS; and (d) may be calculated differently by other companies operating in the same industry as the Group, or may be used for different purposes than the purposes the Group uses it for, limiting its usefulness as a comparative measure.

Depreciation and amortisation

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method based on the estimated useful lives of the assets. Assets lives and residual values are reviewed annually at each balance sheet date. The depreciation periods for property, plant and equipment, which approximate the economic useful lives of the assets concerned, are as follows:

Buildings	10-50 years
Printing presses and related equipment	3-15 years
Furniture and fixtures	3-10 years
Leasehold improvements	2-20 years

Assets held under finance leases and leasehold improvements are amortised over the shorter of the term of the related lease or the useful life of the asset. Gains or losses on the sale of property, plant and equipment are recognised in the period of disposal of the asset. Improvements which extend the useful lives of assets are capitalised. Repairs and maintenance are expensed as incurred.

Goodwill and intangible impairment

Goodwill represents the excess of purchase price over the fair value of identifiable assets and liabilities acquired. Intangible assets, substantially all of which resulted from business combinations except for computer software and rights, include trade names, customer lists and internet domain names. Purchase price amounts allocated to these intangibles, and their related amortisation periods, are determined principally by external valuation studies and by the Group. Goodwill and intangible assets with indefinite useful lives are not amortised but subject to at least an annual assessment for impairment. Amortisation of intangible assets is recognised in general administrative expenses.

Estimated useful lives of the intangible assets with finite useful lives are as follows:

Trade names	20 years
Customer lists	12 years
Software and rights	3-5 years
Other intangible assets	2-5 years

Goodwill write-off

IFRS prohibits the amortisation of goodwill and intangible assets with indefinite useful lives. Goodwill recognised in a business combination is not amortised; it is tested for impairment annually instead and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The Group tests goodwill for impairment at year-ends.

The Group reviews all assets except for goodwill at each balance sheet date for any indication of impairment on the stated asset. If there is any indicator of impairment, carrying amount of the stated asset is compared with the net realisable value which is the higher of value in use and fair value less costs to sell. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Impairment exists if the carrying amount of the stated asset or the cash generating unit including the stated asset exceeds its net realisable value. Impairment losses are recognised in consolidated income statement.

Long-life assets, including intangible assets subject to amortisation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future discounted cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value less the cost to sell the asset, which is based on discounted cash flows.

Other operating costs

Other operating costs include: office rent fees in respect of the Group's editorial departments, authors' fees, moderators' fees (which are paid to persons responsible for checking the content of publications), maintenance and the costs of production trucks (for example, fuel and parking fees).

General Administrative Expenses

General administrative expenses consists of salaries and costs of administrative and management personnel, facilities costs, headquarters costs and all other costs not directly attributable to production or direct local sales costs. General and administrative expenses includes legal, financial, human resources, internal audit, information technology and other such costs.

RESULTS OF OPERATIONS

Consolidated Income Statement
(Amounts expressed in millions of US Dollars ("$") unless otherwise indicated)

	For the years ended			For the six months ended
	31 December			30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
Revenue	153.3	143.4	143.4	73.6	61.7
Cost of sales	(75.2)	(71.4)	(75.5)	(39.5)	(30.4)
Gross profit	78.1	72.0	67.9	34.1	31.3
Marketing, selling and distribution expenses	(15.4)	(14.9)	(23.4)	(8.2)	(8.5)
General administrative expenses	(55.2)	(83.0)	(61.2)	(24.6)	(20.3)
Other income	-	0.5	1.7	0.7	3.0
Operating profit/(loss)	7.5	(25.4)	(15.0)	2.0	5.5
Financial income	2.3	1.2	22.0	8.3	15.1
Financial expenses	(13.0)	(7.3)	(35.4)	(4.4)	(20.4)
Monetary gain	-	-	0.2	-	-
Profit/(loss) before income taxes	(3.2)	(31.5)	(28.2)	5.9	0.2
Income tax benefit / (expense)	(3.0)	(3.6)	1.5	(2.9)	(1.0)
Net profit/(loss) for the year	(6.2)	(35.1)	(26.7)	3.0	(0.8)
Attributable to:
Equity holders of the parent	(8.3)	(37.0)	(29.1)	1.9	(1.9)
Non-controlling interests	2.1	1.9	2.4	1.1	1.1
	(6.2)	(35.1)	(26.7)	3.0	(0.8)
Weighted average number of ordinary shares in issue (thousands)	50,000	50,000	50,000	50,000	50,000
Basic and diluted (losses)/earnings per share for (losses)/earnings attributable to the equity holders of the parent during the year (expressed in full US Dollar per share)	(0.17)	(0.74)	(0.58)	0.04	(0.04)

Comparison of the Six Months Ended 30 June 2012 and the Six Months Ended 30 June 2011

Revenues

Revenues in the six months ended 30 June 2012 decreased $11.9 million, or 16.2 per cent., to $61.7 million from $73.6 million in the six months ended 30 June 2011, as a result of a decrease in print revenues and online classified advertising revenues which were not offset by increases in other online revenue items (display advertising, subscription and other service revenues).  Excluding the impact of fluctuations in exchange rates, total revenues decreased by 7.8 per cent. and organic revenues decreased by 4.9 per cent.

	For the six months ended 30 June
Revenue by source	2011	2012	(Decline)/ Growth
	(US$ millions) (unaudited)		(%)
Display	23.7	20.6	(23.9)
Classified Ads	23.1	17.5	(13.3)
Circulation	6.3	4.2	(33.4)
Services & Other	8.2	4.9	(40.6)
Print revenues	61.3	47.2	(23.0)
Online revenues	12.4	14.5	17.3
Total revenues	73.6	61.7	(16.2)

Revenues by channel

Print revenues in the six months ended 30 June 2012 decreased $14.1 million, or 23 per cent., to $47.2 million from $61.3 million in the six months ended 30 June 2011.  Excluding the impact of fluctuations in exchange rates, total print revenue decreased by 15.2 per cent. and organic print revenue decreased by 12.3 per cent., reflecting an expected reduction in print revenue.

Online revenues in the six months ended 30 June 2012 increased $2.1 million, or 17.3 per cent., to $14.5 million from $12.4 million in the six months ended 30 June 2011. Excluding the impact of fluctuations in exchange rates, total online revenue increased 29.3 per cent. and organic online revenue increased 31.2 per cent., reflecting an increase in online advertising spending as customers moved away from print advertising in Russia and the CIS (online revenue actually decreased in Hungary, Croatia and the Moje Delo Group).

Revenues by Geographic Segment

	For the six months ended 30 June
Country	2011	2012	(Decline) Growth /	(Decline)/Growth
	(US$ millions) (unaudited)		%	in LCY %

Russia	56.6	48.1	(15.0)	(9.1)
CIS*	9.9	8.7	(11.9)	14.5
Hungary	3.1	2.1	(31.2)	(18.4)
Croatia	3.1	2.0	(34.3)	(27.6)
Moje Delo**	1.0	0.7	(29.2)	(23.4)
Total Revenues	73.6	61.7	(16.2)	(7.8)
______________________
* CIS includes Belarus, Kazakhstan and Ukraine
** Moje Delo Group includes Slovenia, Bosnia & Herzegovina and Serbia

Russia.  Revenues in Russia in the six months ended 30 June 2012 decreased $8.5 million, or 15 per cent., to $48.1 million from $56.6 million in the six months ended 30 June 2011, reflecting a decrease of $10.8 million in print revenues that was partially offset by an increase of $2.3 million in online revenues.  Excluding the impact of fluctuations in exchange rates, total revenue decreased by 9.1 per cent. and organic revenue decreased by 5.5 per cent. in the six-month period ended 30 June 2012.

CIS. Revenues in the CIS in the six months ended 30 June 2012 decreased $1.2 million, or 11.9 per cent., to $8.7 million from $9.9 million in the six months ended 30 June 2011, reflecting a decrease of $1.5 million in print revenues that was partially offset by an increase of $0.3 million in online revenues.

Hungary.  Revenues in Hungary in the six months ended 30 June 2012 decreased $1.0 million, or 31.2 per cent., to $2.1 million from $3.1 million in the six months ended 30 June 2011, reflecting a decrease of $0.8 million in print revenues and a decrease of $0.2 million in online revenues.

Croatia.  Revenues in Croatia in the six months ended 30 June 2012 decreased $1.1 million, or 34.3 per cent., to $2.0 million from $3.1 million in the six months ended 30 June 2011, reflecting a decrease of $0.9 million in print revenues and a decrease of $0.2 million in online revenues.

Moje Delo Group. Revenues in the Moje Delo Group in the six months ended 30 June 2012 decreased $0.3 million, or 29.2 per cent., to $0.7 million from $1.0 million in the six months ended 30 June 2011, reflecting a decrease of $0.1 million in print revenues and a decrease of $0.2 million in online revenues.

Cost of Sales

Cost of sales in the six months ended 30 June 2012 decreased by $9.1 million, or 23.0 per cent., to $30.4 million from $39.5 million in the six months ended 30 June 2011. Cost of sales decreased as a percentage of revenues to 49.3 per cent. in the six months ended 30 June 2012 from 53.7 per cent. in the six months ended 30 June 2011, primarily due to savings in raw material items (mainly in paper and printing) and personnel costs.  Production costs decreased to 21.8 per cent. of revenues in the six months ended 30 June 2012 from 24.2 per cent. of revenues in the six months ended 30 June 2011 as a result of falling paper and printing costs in parallel lower print revenues

Operating Profit

	For the six months ended 30 June
	2011	2012
	(US$ millions)
	(unaudited)
EBITDA	6.7	6.6
Depreciation and amortization	(4.4)	(2.8)
Goodwill and intangible impairment	-	-
Goodwill write-off	-	-
Other operating cost	(0.3)	1.7
Operating profit	2.0	5.5

EBITDA

EBITDA decreased by $0.1 million, from $6.7 million in the first six months in 2011 to $6.6 million in the first six months in 2012.  This decrease primarily reflected a decrease in revenues which was offset by the positive impact of cost savings: $4.4 million of savings were made in raw materials of which $2.6 million related to paper cost savings and $1.8 million related to printing cost savings; $4.8 million of savings were made in respect of total personnel costs; $0.9 million of savings were made in respect of selling and distribution costs; and $2.5 million of savings were made in respect of general and administrative costs. The only other expense item to increase was spending on marketing campaigns which increased by $0.7 million since 2011.  EBITDA margin increased to 10.7 per cent. in the first six months of 2012, from 9.1 per cent. in the first six months of 2011.  The increase reflected the fact that EBITDA performance ($6.6 million as at 30 June 2012 compared to $6.7 million as at 30 June 2011) was almost at the same level as the decline in revenue.

	For the six months ended 30 June
Total TME	2011	2012	(Decline) Growth/	(Decline)/ Growth	(Decline)/ Growth	EBITDA Margin 2011 FY
	(US$ millions)%				in LCY %
	(unaudited)
Print Operation EBITDA	7.5	6.5	(1.0)	(12.8)	(3.7)	13.2
Online Operation EBITDA	0.9	1.4	0.5	56.6	71.5	(15.1)
Corporate Costs	(1.7)	(1.3)	0.4	20.5	18.8	(2.1)
EBITDA	6.7	6.6	(0.1)	(1.4)	10.4	6.0

Operating EBITDA by Business Segment

Print Operation EBITDA margin was 13.8 per cent. as at 30 June 2012 compared to 12.2 per cent. as at 30 June 2011. Online Operation EBITDA margin was 9.9 per cent. as at 30 June 2012 compared to 7.4 per cent. as at 30 June 2011.

Operating Profit and Operation EBITDA

Operating profit in the six months ended 30 June 2012 increased $3.5 million, or 175 per cent., to $5.5 million from $2.0 million in the six months ended 30 June 2011.

On a consolidated level, Operation EBITDA in the six months ended 30 June 2012 decreased $0.5 million, or 5.2 per cent. to $7.9 million from $8.4 million in the six months ended 30 June 2011.  Print Operation EBITDA decreased $1.0 million, or 12.8 per cent. in the six-month period ended 30 June 2012 compared to the six-month period ended 30 June 2011.  Excluding the impact of fluctuations in exchange rates, print Operation EBITDA decreased 3.7 per cent. and organic print Operation EBITDA decreased 5.4 per cent. with the Group's cost saving measures almost offsetting the decrease in revenue completely. Online Operation EBITDA increased $0.5 million, or 56.6 per cent., from $0.9 million in the six-month period ended 30 June 2011 to $1.4 million in the six-month period ended 30 June 2012.  Excluding the impact of fluctuations in exchange rates, online Operation EBITDA increased and organic online Operation EBITDA increased by 71.5 per cent. and 93.0 per cent. respectively, reflecting an increase in online revenue of $2.1 million as at 30 June 2012 compared to 30 June 2011.

Operations EBITDA by Geographic Segment

	For the six months ended 30 June
Countries	2011	2012	(Decline)/ Growth	(Decline)/ Growth	EBITDA Margin 2011 FY	EBITDA Margin 2010 FY
	(US$ millions)%		in LCY %
	(unaudited)
Russia	6.0	5.8	(3.1)	3.6	5.9	18.2
CIS*	1.8	2.0	8.5	34.6	20.7	23.0
Hungary	0.0	(0.2)	(2229.7)	(2625.3)	(4.8)	(7.3)
Croatia	0.1	0.1	(33.5)	(26.7)	6.6	0.7
Moje Delo**	0.4	0.2	(48.3)	(44.1)	27.1	20.0
Operation EBITDA	8.4	7.9	(5.2)	4.6	8.1	16.8
 ______________________
* CIS includes Belarus, Kazakhstan and Ukraine
** Moje Delo Group includes Slovenia, Bosnia & Herzegovina and Serbia

Russia.  Operation EBITDA in Russia in the six months ended 30 June 2012 decreased $0.2 million, or 3.1 per cent., to $5.8 million from $6.0 million in the six months ended 30 June 2011.  This decrease was primarily due to a $0.7 million decline in print Operation EBITDA (print revenue decreased by $10.8 million and was partially offset by cost savings of $10.2 million).  Excluding the impact of fluctuations in exchange rates, both Operation EBITDA and organic Operation EBITDA increased by 3.6 per cent and 2.9 per cent. respectively.  Operation EBITDA margin increased from 10.7 per cent. to 12.1 per cent., reflecting the fact that decreases in revenue were offset by the positive impact of the Group's cost savings measures (as described above).

CIS. Operation EBITDA in the CIS in the six months ended 30 June 2012 increased $0.2 million, or 8.5 per cent., to $2.0 million from $1.8 million in the six months ended 30 June 2011.  This increase was primarily due to a $0.3 million increase in online Operation EBITDA (a 44.3 per cent. increase in online revenue in the CIS supported the increase in Operation EBITDA).  Excluding the impact of fluctuations in exchange rates, both Operation EBITDA and organic Operation EBITDA increased by 34.6 per cent.  Operation EBITDA margin increased from 18.6 per cent. to 22.9 per cent., reflecting the fact that decreases in revenue were offset by the positive impact of the Group's cost savings measures (as described above).

Hungary.  Operation EBITDA in Hungary in the six months ended 30 June 2012 decreased $0.2 million, or 2230 per cent. to negative $0.2 million from nil in the six months ended 30 June 2011.  This decrease was primarily due to an equal fall in EBITDA in both the print and online business segments (in the first six months of 2012, print revenues declined by 43.0 per cent. and online revenues declined by 11.0 per cent. compared to the same period in 2011 and were not offset by the Group's cost savings measures).  Excluding the impact of fluctuations in exchange rates, both Operation EBITDA and organic Operation EBITDA decreased by 2625.3 per cent.  Operation EBITDA margin decreased from 0.3 per cent. to negative 8.3 per cent., reflecting the fact that decreases in revenue were not offset by the Group's cost savings measures.

Croatia. Operation EBITDA in Croatia in the six months ended 30 June 2012 remained constant at $0.1 million as compared to the six months ended 30 June 2011, even though revenue declined by $1.1 million. This is because the Group's cost savings measures allowed it to retain the same level of Operation EBITDA.

Moje Delo Group. Operation EBITDA in the Moje Delo Group in the six months ended 30 June 2012 decreased $0.2 million, or 48.3 per cent. to $0.2 million from $0.4 million in the six months ended 30 June 2011.  This decrease was primarily due to a decline in revenue of $0.3 million (of which $0.2 million was attributable to online revenue and $0.1 million to print revenue).  Excluding the impact of fluctuations in exchange rates, both Operation EBITDA and organic Operation EBITDA increased by 44.1 per cent.  Operation EBITDA margin decreased from 36.0 per cent. to 26.3 per cent. reflecting declines in both revenue and EBITDA.

Depreciation and amortisation

Depreciation and amortisation in the six months ended 30 June 2012 decreased $1.6 million, or 36.4 per cent., to $2.8 million from $4.4 million in the six months ended 30 June 2011.  The decrease reflected a reduction in the value of property, plant and equipment together with a decrease in intangible assets as compared to the six months ended 30 June 2011.

Other operating costs

Other operating costs in the six months ended 30 June 2012 decreased $0.7 million, or 25.5 per cent., to $2.1 million from $2.9 million in the six months ended 30 June 2011.  In the first six months of 2011, the Group had incurred costs in the transportation of publications from a production centre in Moscow to the city of Tambov.

General and Administrative Costs

General and administrative expenses in the first six months of 2012 decreased $4.3 million, or 17.5 per cent., to $20.3 million from $24.6 million in the first six months of 2011, as a result of costs savings in respect of administrative personnel, premises, office expenses and contract services. Expressed as a percentage of revenues, general and administrative costs decreased to 32.9 per cent. in the first six months of 2012 from 33.4 per cent. in the first six months of 2011, reflecting the fact that decreases in revenue were offset by the positive impact of the Group's cost savings measures.

Comparison of the Year Ended 31 December 2011 and the Year Ended 31 December 2010

Revenues

Revenues in 2011 remained unchanged from 2010 at $143.4 million.

Revenues by channel

	31 December
Print by source	2010	2011	(Decline)/ Growth
	(US$ millions)		(%)
Display	47.0	48.1	2.5%
Classified Ads	48.3	43.8	(9.5%)
Circulation	15.2	11.8	(22.1%)
Services & Other	14.2	13.6	(4.5%)
Print revenues	124.7	117.3	(6.0%)
Online revenues	18.7	26.1	39.5%
Total revenues	143.4	143.4	—

In contrast to 2010, display advertising revenue was key to revenue generation in 2011 even though expenses remained unchanged from 2010 as falls in print revenue were offset by increases in online revenues of nearly the same amount.  The revenues generated by this channel are divided between private and professional individuals and business customers. Display advertising increased from 33 per cent. of revenues in 2010 to 34 per cent. of revenues in 2011.

Print revenues in 2011 decreased $7.4 million, or 6 per cent., to $117.3 million from $124.7 million in 2010, as a result of decreases in classified advertising revenue, circulation revenue and other revenues which amounted to $8.6 million and which were partially offset by an increase in display revenue of $1.2 million.  Excluding the impact of fluctuations in exchange rates, print revenue decreased by 6.1  per cent. and organic print revenue decreased by 3.8 per cent.

Online revenues in 2011 increased $7.4 million, or 39.5 per cent., to $26.1 million from $18.7 million in 2010, as a result of increases in classified and display advertising revenues, circulation revenue (comprising fees generated by the business subscription fees of internet sites) and other revenue. Excluding the impact of fluctuations in exchange rates, online revenue and organic online revenue increased by 37.3 per cent. and 37.1 per cent., respectively.

Revenues by Geographic Segment

	31 December
Country	2010	2011	(Decline)/ Growth	(Decline)/ Growth
	(US$ millions)%			in LCY %
Russia	106.3	108.1	1.7%	(1.6%)
CIS*	21.2	21.7	2.2%	22.7%
Hungary	6.9	5.7	(18.3%)	(20.9%)
Croatia	7.1	5.6	(20.8%)	(23.0%)
Moje Delo**	1.8	2.3	25.1%	19.2%
Total Revenues	143.4	143.4	(0.0%)	(0.4%)
 ______________________
* CIS includes Belarus, Kazakhstan and Ukraine
** Moje Delo Group includes Slovenia, Bosnia & Herzegovina and Serbia

Russia.  Revenues in Russia increased $1.8 million, or 1.7 per cent., to $108.1 million in 2011 from $106.3 million in 2010, due to the positive impact that exchange rates had on revenue. Excluding the impact of fluctuations in exchange rates, revenue decreased by 1.6 per cent. and organic revenue increased was 1.1 per cent. A decline of 5.0 per cent. in print revenue was offset by an increase of 49.7 per cent. in online revenue. The 5.0 per cent. decline in print revenue reflected a decline of 14.5 per cent. in revenues generated in Moscow (which was partially offset by a 1.4 per cent. increase in revenue generated in the Russian regions).

CIS. Although the real GDP growth rate was expected to be 5.0 per cent. in Belarus, the rate of inflation was around 100.0 per cent. As the economy of Belarus is considered to be highly inflationary, the financial statements of the Group's subsidiaries operating in Belarus were prepared on the historical cost basis adjusted in accordance with International Accounting Standard 29. Restatement adjustments were made to compensate for the effect of changes in the general purchasing power of the Belarusian rouble in accordance with IAS 29, which requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. Revenues in Belarus increased $0.3 million, or 3.2 per cent., to $9.2 million in 2011 from $8.9 million in 2010, reflecting a 56.7 per cent. increase in online revenue and a 1.7 per cent. decline in print revenue (in local currency terms, print revenue increased 64.4 per cent. and online revenue increased 161.9 per cent.). Revenues in Ukraine decreased $0.4 million, or 6.7 per cent., to $5.5 million in 2011 from $5.9 million in 2010, reflecting a 9.6 per cent. decline in print revenue and a 156.0 per cent. increase in online revenue.  Revenues in Kazakhstan increased $0.6 million, or 8.8 per cent., to $7.1 million in 2011 from $6.5 million in 2010, reflecting a 5.7 per cent. increase in print revenue and a 218 per cent. increase in online revenue. Excluding the impact of fluctuations in exchange rates, both print revenue and organic print revenue increased by 5.3 per cent. and both online revenue and organic online revenue increased by 217 per cent.

Hungary.  Revenues in Hungary decreased $1.2 million, or 18.3 per cent., to $5.7 million in 2011 from $6.9 million in 2010, reflecting a 28.4 per cent. decline in print revenues which could not be offset by a 4.1 per cent. increase in online revenues.  Excluding the impact of fluctuations in exchange rates, both revenue and organic revenue decreased by 20.9 per cent.

Croatia.  Revenues in Croatia decreased $1.5 million, or 20.8 per cent., to $5.6 million in 2011 from $7.1 million in 2010, reflecting a 24.0 per cent. decrease in print revenue and a 3.0 per cent. decrease in online revenue as a result of the negative economic climate directly affecting the advertising markets for both Group's print and online businesses.  Excluding the impact of fluctuations in exchange rates, both revenue and organic revenue decreased by 23.0 per cent.

Moje Delo Group. Revenues for the Moje Delo Group increased $0.5 million, or 25.1 per cent., to $2.3 million in 2011 from $1.8 million in 2010, reflecting a 99.8 per cent. increase in print revenues from one of the Group's government supported non-profit organisations (although costs increased proportionately with such revenues).  Excluding the impact of fluctuations in exchange rates, both revenue and organic revenue decreased by 19.2 per cent.

Cost of Sales

Cost of sales in 2011 increased $4.1 million, or 5.7 per cent., to $75.5 million from $71.4 million in 2011.  Cost of sales increased as a percentage of revenues to 52.7 per cent. in 2011 from 49.8 per cent. in 2010, primarily due to higher marketing spending on websites in Russia and an increase in the cost of paper.  Direct production costs increased to 33.0 per cent. of revenues in 2011 from 31.2 per cent. of revenues in 2010 as a result of higher printing costs.

Operating Profit
	31 December
	2010	2011
	(US$ millions)
EBITDA	19.2	8.6
Depreciation and amortization	(9.1)	(8.3)
Goodwill and intangible impairment	(32.8)	(10.3)
Goodwill write-off*	(0.9)	(0.1)
Other operating cost	(1.6)	(4.9)
Operating loss	(25.4)	(15.0)
_______________________
*           Goodwill write-off resulted from the liquidation of some subsidiaries in Russia.

EBITDA

EBITDA decreased by $10.6 million from $19.2 million in 2010 to $8.6 million in 2011, a decline of 55.0 per cent. In local currency terms, EBITDA declined by 54.8 per cent. in 2011 compared to 2010. This decrease primarily reflected the higher cost of sales due to higher marketing spending on websites in Russia and an increase in the cost of paper. EBITDA margin decreased to 6.0 per cent. in 2011 from 13.4 per cent. in 2010. This decrease was due to declines in both print margin from 19.2 per cent. in 2010 to 13.2 per cent. in 2011 and online margin from 1.2 per cent. in 2010 to negative 15.1 per cent. in 2011.

	31 December
Total TME	2010	2011	(Decline) Growth/	(Decline)/ Growth	(Decline)/ Growth	EBITDA Margin 2011 FY
	(US$ millions)%				in LCY %
Print Operation EBITDA	23.9	15.5	(8.4)	(35.0%)	(34.7%)	13.2%
Online Operation EBITDA	0.2	(3.9)	(4.1)	(1853.0%)	(2202.2%)	(15.1%)
Corporate Costs	(4.9)	(3.0)	1.9	39.8%	41.1%	(2.1%)
EBITDA	19.2	8.6	(10.6)	(55.0%)	(54.8%)	6.0%

Operating EBITDA by Business Segment

Print Operation EBITDA margin was 13.2 per cent. as at 31 December 2011 compared with 19.2 per cent. as at 31 December 2010. Online Operation EBITDA margin was 15.1 per cent. as at 31 December 2011 compared with 1.2 per cent. as at 31 December 2010.

Operating profit and Operation EBITDA

Operating profit in 2011 increased $10.4 million, or 41.0 per cent., to negative $15.0 million from negative $25.4 million in 2010.

On a consolidated level, Operation EBITDA in 2011 decreased $12.5 million, or 51.9 per cent., to $11.6 million from $24.1 million in 2010.  Print Operation EBITDA in 2011 decreased $8.4 million, or 35.0 per cent., to $15.5 million from $23.9 million in 2010. Excluding the impact of fluctuations in exchange rates, print Operation EBITDA decreased by 34.7 per cent and organic print Operation EBITDA decreased by 35.2 per cent. as a result of a $7.4 million decline in print revenues together with higher printing costs compared to 2010.  Online Operation EBITDA decreased $4.1 million, or 1853.0 per cent., from $0.2 million in 2010 to negative $3.9 million in 2011.  Excluding the impact of fluctuations in exchange rates, online Operation EBITDA increased and organic online Operation EBITDA decreased by 2202.0 per cent. and 1771.8 per cent. respectively, which reflected an additional $8.9 million spent on marketing campaigns compared to 2010.

Operations EBITDA by Geographic Segment

	31 December
Countries	2010	2011	(Decline)/ Growth	(Decline)/ Growth	EBITDA Margin 2011 FY	EBITDA Margin 2010 FY
	(US$ millions)%			in LCY %
Russia	19.3	6.4	(66.9%)	(67.9%)	5.9%	18.2%
CIS*	4.9	4.5	(8.2%)	9.4%	20.7%	23.0%
Hungary	(0.5)	(0.3)	46.6%	48.3%	(4.8%)	(7.3%)
Croatia	0.0	0.4	604.7%	585%	6.6%	0.7%
Moje Delo**	0.4	0.6	69.8%	61.8%	27.1%	20.0%
Operation EBITDA	24.1	11.6	(51.9%)	(51.6%)	8.1%	16.8%
______________________
* CIS includes Belarus, Kazakhstan and Ukraine
** Moje Delo Group includes Slovenia, Bosnia & Herzegovina and Serbia

Russia. Operation EBITDA in Russia decreased $12.9 million, or 66.9 per cent., to $6.4 million in 2011 from $19.3 million in 2010.  This decrease was primarily due to a decline in print EBITDA margin in Moscow from 26.1 per cent. in 2010 to 3.3 per cent. in 2011 (print revenue decreased 5.0 per cent. whilst production costs increased with printing costs up 27 per cent. (as a result of the Group having to outsource its printing) and aggressive online marketing campaigns.  Excluding the impact of fluctuations in exchange rates, both Operation EBITDA and organic Operation EBITDA decreased by 67.9 per cent.  Operation EBITDA margin decreased from 18.2 per cent. to 5.9 per cent., mainly due to decreases in print revenue and higher costs compared to 2010.

CIS. Operation EBITDA in the CIS decreased $0.4 million, or 8.2 per cent., to $4.5 million in 2011 from $4.9 million in 2010.  This decrease was primarily due to a devaluation of the Belarusian rouble to 67.0 per cent. of the US dollar. Excluding the impact of fluctuations in exchange rates, both Operation EBITDA and organic Operation EBITDA increased by 9.4 per cent, reflecting growth of 19.3 per cent. in Belarus due to increased revenues, growth of 31.8 per cent. in Kazakhstan due to increased revenues (particularly online revenues) and a decline of 23.0 per cent. in Ukraine as a result of print revenues decreasing by 10 per cent. due to a deduction in advertising. Operation EBITDA margin decreased from 23.0 per cent. in 2010 to 20.7 per cent. in 2011 reflecting declines in both revenue and EBITDA in US dollar terms.

Hungary.  Operation EBITDA in Hungary increased $0.2 million, or 46.6 per cent., to negative $0.3 million in 2011 from negative $0.5 million in 2010.  This increase was primarily due to costs savings in personnel costs, direct production costs and general and administrative items which partially offset a decrease in revenue of 18.3 per cent.  Excluding the impact of fluctuations in exchange rates, both Operation EBITDA and organic Operation EBITDA increased by 48.3 per cent.  Operation EBITDA margin decreased from negative 7.3 per cent. in 2010 to negative 4.8 per cent. in 2011.

Croatia.  Operation EBITDA in Croatia increased $0.4 million, or 604.7 per cent., to $0.4 million in 2011 from nil in 2010.  This increase was primarily due to savings made as a result of costs savings in personnel costs, direct production costs and general and administrative items which partially offset a decrease in revenue of 24.4 per cent. Excluding the impact of fluctuations in exchange rates, both Operation EBITDA and organic Operation EBITDA increased by 585.0 per cent.

Moje Delo Group. Operation EBITDA increased $0.2 million, or 69.8 per cent. to $0.6 million in 2011 from $0.4 million in 2010. Excluding the impact of fluctuations in exchange rates, both Operation EBITDA and organic Operation EBITDA increased by 61.8 per cent.  Operation EBITDA margin increased from 20.0 per cent. in 2010 to 27.1 per cent. in 2011, reflecting positive growth in both revenues and EBITDA.

Depreciation and amortisation

Depreciation and amortisation in 2011 decreased $0.8 million, or 9.1 per cent., to $8.3 million from $9.1 million in 2010.  The decrease was due to increased disposals of assets such as printing presses, buildings and office furniture in 2011.

Goodwill and intangible impairment

Goodwill and intangible impairment in 2011 decreased $22.5 million, or 68.6 per cent., to $10.3 million from $32.8 million in 2010.  This was the reflection of a reduction in the value attributed to goodwill for certain operations of the Group and weak demand due to the global economic crisis, thus substantially reducing advertising in the Group’s publications in Croatia and Hungary. Based on long term revenue and EBITDA projections for individual countries, both Croatia and Hungary were expected to experience slower growth/recovery as a result of the economic slowdown which would mostly affect print revenue and have a negative effect on EBITDA margin. This loss in value is booked as a goodwill and intangible impairment item.

Goodwill write-off

Goodwill write-off in 2011 decreased $0.8 million, or 88.9 per cent., to $0.1 million from $0.9 million in 2010.  The decrease reflected the small amount of goodwill write-off as a result of management decisions to close unprofitable Russian subsidiaries.

Other operating costs

Other operating costs in 2011 increased $3.3 million, or 206 per cent., to $4.9 million from $1.6 million in 2010.  The increase reflected the costs incurred from transporting publications from a production centre in Moscow to the city of Tambov. This has been a non-recurring cost which needs to be booked into other operating cost.

General and Administrative Costs

General and administrative expenses in 2011 decreased $21.8 million, or 26.3 per cent., to $61.2 million from $83.0 million in 2010, largely reflecting a $22.5 million decline in goodwill and intangible write-off in 2011 compared to 2010 (the impairment charge in 2011 was lower than 2010 based on impairment projections done in both 2011 and 2010).  Expressed as a percentage of revenues, general and administrative costs decreased to 42.7 per cent. in 2011 from 57.9 per cent. in 2010.

Comparison of the Year Ended 31 December 2010 and the Year Ended 31 December 2009

Revenues

Revenues decreased by $9.9 million, or 6.5 per cent., to $143.4 million in 2010 from $153.3 million in 2009.

Revenues by channel

	31 December
Print Revenue by Source	2009	2010	Decline
	(US$ millions)		(%)
	(audited)
Display	52.2	47.0	(9.9%)
Classified Ads	54.7	48.3	(11.5%)
Circulation	17.6	15.2	(13.8%)
Services & Other	14.3	14.2	(1.7%)
Print revenues	138.8	124.7	(10.2%)
Online revenues	14.5	18.7	29.5%
Total revenues	153.3	143.4	(6.5%)

Print revenues in 2010 decreased $14.1 million, or 10.2 per cent., to $124.7 million in 2010 from $138.8 million in 2009, reflecting both the expected contraction in the print advertising market and the transition to online advertising.

Online revenues in 2010 increased $4.2 million, or 29.5 per cent., to $18.7 million in 2010 from $14.5 million in 2009. Organic growth was 28.1 per cent. The global economic crisis significantly affected all forms of media and many media companies implemented savings measures by cutting their advertising budgets. TME, on the other hand, put in place an action plan at the start of the crisis by identifying all types of cost items and renegotiating contracts with vendors and suppliers in order to cope with the negative impact of the imminent fall in revenue. Seeing the crisis as a possible opportunity to develop the Group's online business further, much time and effort was, and continues to be, allocated across all businesses and geographies for online expansion, the results of which emerged at the end of 2009 after the expansion of the Group's main website in Russia (irr.ru) into other markets in which the Group operates, such as Belarus and Kazakhstan.

Revenues by Geographic Segment

	31 December
Country	2009	2010	(Decline)/ Growth	(Decline)/Growth
	(US$ millions)%			in LCY %
	(audited)
Russia	107.7	106.4	(1.3%)	(5.2%)
CIS*	21.5	21.2	(1.3%)	0.9%
Hungary	12.1	6.9	(42.8%)	(40.9%)
Croatia	10.3	7.1	(31.1%)	(28.2%)
Moje Delo**	1.7	1.8	6.8%	12.7%
Total Revenues	153.3	143.4	(6.5%)	(8.3%)
 ______________________
* CIS includes Belarus, Kazakhstan and Ukraine
** Moje Delo Group includes Slovenia, Bosnia & Herzegovina and Serbia

Russia.  Revenues in Russia decreased $1.3 million, or 1.3 per cent., to $106.4 million in 2010 from $107.7 million in 2009, as a result of a 9.1 per cent. decline in print revenue that was partially offset by a 36.9 per cent. increase in online revenue. Organic revenues decreased by 5.2 per cent.

CIS. Revenues in Belarus decreased $0.7 million, or 7.7 per cent., to $8.9 million in 2010 from $9.6 million in 2009, reflecting a $1.0 million decline in print revenue that was partially offset by a $0.3 million increase in online revenue. Revenues in Ukraine remained stable at $5.9 million, the same as in 2009. Revenues in Kazakhstan increased $0.4 million, or 7.0 per cent., to $6.5 million in 2010 from $6.1 million in 2009, reflecting the Group's expansion both in print and online publishing in the region.

Hungary. Revenues in Hungary decreased $5.2 million, or 42.8 per cent., to $6.9 million in 2010 from $12.1 million in 2009, as a result of the impact of the global economic crisis in Hungary.  Excluding the impact of fluctuations in exchange rates, total revenues decreased by 40.9 per cent.

Croatia.  Revenues in Croatia decreased $3.2 million, or 31.1 per cent., to $7.1 million in 2010 from $10.3 million in 2009, as a result of the deepening of the economic crisis in the country as compared to 2009.  In local currency terms, total growth decreased by 28.2 per cent.

Moje Delo Group. Revenues for the Moje Delo Group increased $0.1 million, or 6.8 per cent., to $1.8 million in 2010 from $1.7 million in 2009, as a result of the Group's leading online recruitment portal in Slovenia, the launch of websites in Bosnia and Serbia in 2008 (although revenue has been negligible so far) and a job sector unaffected by the global economic crisis.  In local currency terms, total revenues increased 12.7 per cent.

Cost of Sales

Cost of sales in 2010 decreased $3.8 million, or 5.1 per cent., to $71.4 million from $75.2 million in 2009.  Cost of sales increased as a percentage of revenues to 49.8 per cent. in 2010 from 49.1 per cent. in 2009, primarily due to a decline in revenue that was not offset by the Group's cost savings measures in respect of personnel costs, general and administrative costs and premises costs (these are not sensitive to revenue increases or decreases).  Production costs decreased to 22.7 per cent. of revenues in 2010 from 23.3 per cent. of revenues in 2009 as a result of lower paper consumption and a decrease in printing costs.

Operating Profit

	31 December
	2009	2010
	(US$ millions)
	(audited)
EBITDA	21.0	19.2
Depreciation and amortization	(8.5)	(9.1)
Goodwill and Intangible Impairment	-	(32.8)
Goodwill write-off *	(0.5)	(0.9)
Other Operating cost	(4.5)	(1.6)
Operating profit	7.5	(25.4)
 ______________________
* Goodwill write-off resulted from the liquidation of some subsidiaries in Russia.

EBITDA

EBITDA decreased by $1.8 million from $21.0 million in 2009 to $19.2 million in 2010, a decline of 8.6 per cent. EBITDA margin decreased to 13.4 per cent in 2010 from 13.7 per cent. in 2009. This decrease reflected a decline both in print margin from 19.3 per cent. in 2009 to 19.2 per cent. in 2010 and online margin from 8.7 per cent. in 2009 to 1.2 per cent. in 2010. Organic EBITDA declined by 10.3 per cent. as compared to 2009.

	31 December
Total TME	2009	2010	(Decline)/ Growth	(Decline)/ Growth	(Decline)/ Growth	EBITDA Margin 2010 FY
	(US$ millions)%		in LCY %
	(audited)
Print Operation EBITDA	26.8	23.9	(2.9)	(10.8%)	(12.8%)	19.2%
Online Operation EBITDA	1.3	0.2	(1.1)	(82.1%)	(84.0%)	1.2%
Corporate Costs	(6.2)	(4.9)	1.3	18.1%	19.9%	(3.5%)
Competency Centre	(0.9)	—	0.9	100.0%	100.0. %	0.0%
EBITDA	21.0	19.2	(1.8)	(8.9%)	(10.3%)	13.4%

Operating EBITDA by Business Segment

Print Operation EBITDA margin was 19.2 per cent. as at 31 December 2010 compared to 19.3 per cent. as at 31 December 2009. Online Operation EBITDA margin was 1.2 per cent. as at 31 December 2010 compared to 8.7 per cent. as at 31 December 2009.

Operating profit and Operation EBITDA

Operating profit in 2010 decreased $32.9 million, or 438.7 per cent., to negative $25.4 million from $7.5 million in 2009. This decrease was due to goodwill impairment charges in Hungary and Croatia which reflected the fact that the economic slowdown was expected to impact both revenues and EBITDA negatively in the coming years.

On a consolidated level, Operation EBITDA in 2010 decreased $4.0 million, or 14.0 per cent. to $24.1 million from $28.0 million in 2009. Print Operation EBITDA decreased $2.9 million, or 10.8 per cent. in 2010 compared to 2009, while local currency decline was 12.8 per cent. reflecting a 12.1 per cent. decline in print revenues.  Online Operation EBITDA decreased $1.1 million, or 82.1 per cent., from $1.3 million in 2009 to $0.2 million in 2010.  Excluding the impact of fluctuations in exchange rates, online Operation EBITDA decreased by 84.0 per cent., reflecting higher employee costs and increases in online personnel costs as a result of the need to pay higher salaries for experienced online workers and marketing campaigns to increase brand awareness and internet traffic.

Operations EBITDA by Geographic Segment

	31 December
Countries	2009	2010	Change vs LY %	Organic growth %	EBITDA Margin % 2010	EBITDA Margin % 2009
	(US$ millions)
	(audited)
Russia	22.3	19.3	(13.2%)	(16.7%)	18.2%	20.7%
CIS*	4.7	4.9	2.7%	5.1%	23.0%	22.1%
Hungary	0.1	(0.5)	(599.1%)	(616.0%)	(7.3%)	0.8%
Croatia	0.9	0.0	(94.2%)	(93.9%)	0.7%	8.7%
Moje Delo**	(0.0)	0.4	13716%	55923%	20.0%	(0.2%)
Operations EBITDA	28.0	24.1	(14.0%)	(16.3%)	16.8%	18.3%
______________________
* CIS includes Belarus, Kazakhstan and Ukraine
** Moje Delo Group includes Slovenia, Bosnia & Herzegovina and Serbia

Russia. Operation EBITDA decreased $3.0 million, or 13.2 per cent., to $19.3 million in 2010 from $22.3 million in 2009. This decrease was primarily due to increased cost items in the online business as a result of higher employee cost and marketing campaigns. Excluding the impact of fluctuations in exchange rates, organic Operation EBITDA decreased by 16.7 per cent., caused by the appreciation of the rouble against the US dollar. Operation EBITDA margin decreased to 18.2 per cent. in 2010 from 20.7 per cent in 2009, reflecting a decrease in online EBITDA margin from 20.7 per cent. in 2009 to negative 0.4 per cent. in 2010 due to cost increases in 2010.

CIS. Operation EBITDA increased $0.2 million, or 2.7 per cent., to $4.9 million in 2010 from $4.7 million in 2009. This increase was primarily due to a 98.0 per cent. increase in online revenue in the CIS.  Excluding the impact of fluctuations in exchange rates, organic Operation EBITDA increased 5.1 per cent., caused by the appreciation of relevant currencies against the US dollar. Operation EBITDA margin increased to 23.0 per cent. in 2010 from 21.9 per cent. in 2009 reflecting the positive impact of increased online revenues on Operation EBITDA.

Hungary. Operation EBITDA decreased $0.6 million, or 599.1 per cent., to negative $0.5 million in 2010 from $0.1 million in 2009. This decrease was primarily due to a 42.8 per cent. decrease in revenue as a result of the global economic crisis which directly impacted upon advertising spending in print publishing.  The management's strategy has been to offset the fall in revenue caused by the global economic crisis by closely controlling cost items (for example, personnel, raw material, general and administrative costs) so as not to jeopardise the Group's business. Excluding the impact of fluctuations in exchange rates, organic Operation EBITDA decreased by 616.0 per cent., caused by the depreciation of the Hungarian forint against the US dollar as a result of the negative economic climate.  Operation EBITDA margin decreased to negative 7.3 per cent. in 2010 from 0.8 per cent. in 2009 reflecting a decline in revenue.

Croatia. Operation EBITDA decreased $0.9 million, or 94.2 per cent., to nil in 2010 from $0.9 million in 2009. This decrease was primarily due to a decline in print revenue that was not offset by cost reductions. Excluding the impact of fluctuations in exchange rates, organic Operation EBITDA decreased by 93.9 per cent. as the US Dollar exchange rate was almost unchanged compared to 2009. Operation EBITDA margin decreased to 0.7 per cent. in 2010 from 8.7 per cent in 2009, which reflected a decrease in print EBITDA margin from 15.7 per cent. to 5.2 per cent.

Moje Delo Group. Operation EBITDA increased to $0.4 million in 2010 from nil in 2009. This increase was primarily due to online revenue increasing by 25 per cent. Operation EBITDA margin increased to 20.0 per cent. in 2010 from negative 0.2 per cent. in 2009 reflecting an increase in organic online revenue of 28.9 per cent. compared to 2009.

Depreciation and amortisation

Depreciation and amortisation in 2010 increased $0.6 million, or 7.1 per cent., to $9.1 million from $8.5 million in 2009.  The increase reflected expenditures in new software development during 2010 and investment in the Group's online business.

Goodwill and intangible impairment

Goodwill and intangible impairment in 2010 increased to $32.8 million from $0.5 million in 2009.  The increase reflected impairments to the Group's goodwill and trademarks in Hungary and Croatia as a result of the impact of the global economic crisis on these markets.

Goodwill write-off

Goodwill write-off in 2010 increased $0.4 million, or 80.0 per cent., to $0.9 million from $0.5 million in 2009, as a result of a management decision to liquidate some unprofitable subsidiaries in Russia.

Other operating costs

Other operating costs in 2010 decreased $2.9 million, or 64.4 per cent., to $1.6 million from $4.5 million in 2009, as a result of lower production costs due to declines in printing revenues due to lower circulation of print titles.

General and Administrative Costs

General and administrative expenses in 2010 increased $27.8 million, or 50.3 per cent., to $83.0 million from $55.2 million in 2009, as a result of impairment charges of $32.8 million being booked to this account even though general and administrative costs actually decreased by $5.0 million.  Expressed as a percentage of revenues, general and administrative costs increased to 57.9 per cent. in 2010 from 36.0 per cent. in 2009, reflecting both declines in revenue together with increases in cost item due to impairment.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Consolidated Cash Flow Statement
(Amounts expressed in millions of US Dollars ("$") unless otherwise indicated)

	For the years ended			For the six months ended
	31 December			30 June
	2009	2010	2011	2011	2012
	(US$ millions)
	(audited)			(unaudited)
Net loss for the year	(6.2)	(35.1)	(26.7)	3.0	(0.8)
Adjustments:
Depreciation and amortisation	8.5	9.1	8.3	4.4	2.8
Financing costs	4.0	0.3	0.9	0.9	-
Taxation on income	3.0	3.6	(1.5)	2.9	1.0
Tangible assets impairment charges	-	-	4.1	-	-
Intangible assets and goodwill impairment charges	0.5	32.8	10.3	-	-
Interest expenses of written put options	0.2	-	-	-	-
Provision for doubtful receivables and other current assets	2.8	1.1	0.9	0.4	0.7
Loss / (gain) on sale of property, plant and equipment	-	(0.5)	0.4	-	(2.1)
Interest expenses	5.0	5.0	6.2	3.1	3.0
Interest income	(1.3)	(0.5)	(0.3)	(0.2)	(0.2)
Loss / (gain) from disposal of subsidiaries	0.2	-	(0.1)	-	-
Other non-cash expense	-	0.8	0.5	(12.1)	(0.3)
Cash flows from operating activities before changes in operating assets and liabilities	16.7	16.6	3.0	2.4	4.1
Change in working capital, net	6.1	0.7	9.9	2.8	6.0
Income taxes paid	(5.4)	(4.8)	(5.9)	-	-
Cash flows provided by operating activities	17.4	12.5	7.0	5.2	10.1
Cash flows from investing activities:
Purchases of property, plant and equipment and intangible assets	(5.4)	(5.2)	(7.2)	(3.1)	(2.3)
Proceeds from sales of property, plant and equipment and intangible assets	0.2	0.7	1.4	0.4	4.8
Cash paid for acquisition of minority interests	(0.5)	—	—	—	—
Proceeds from disposal of subsidiaries	2.1	—	—	—	—
Net cash used in investing activities	(3.6)	(4.5)	(5.8)	(2.7)	2.5
Cash flows from financing activities:
Dividends paid to non-controlling interests	(2.9)	(2.5)	(2.4)	(1.1)	(1.0)
Proceeds from borrowings	-	69.7	72.5	70.0	-
Repayments of borrowings	(38.6)	(88.9)	(70.0)	(70.0)	(2.5)
Cash paid for financing costs	-	(0.8)	-	-	-
Interest receipts and payments, net	(3.4)	(3.7)	(6.0)	(3.0)	(3.0)
Capital advances received	5.0
Payments to non-controlling interests	-	(1.3)	(0.2)	-	(0.5)
Changes in financial liabilities to non-controlling interests	-	-	-	1.1	-
Net cash used in financing activities	(39.9)	(27.5)	(6.1)	(3.0)	(7.0)
Exchange gains/losses on cash and cash equivalents	0.4	0.2	0.9	0.5	0.1
Change in cash and cash equivalents	(25.7)	(19.3)	(4.0)	-	5.7
Cash and cash equivalents at beginning of year	58.4	32.7	13.4	13.4	9.4
Cash and cash equivalents at end of year	32.7	13.4	9.4	13.4	15.1

Cash provided by operating activities

Net cash provided by operating activities was $10.1 million and $5.2 million in the six months ended 30 June 2012 and 2011, respectively.  The increase primarily reflected in proceeds of printing house sold in Moscow in 2012.

Net cash provided by operating activities was $7.0 million, $12.5 million and $17.4 million in 2011, 2010 and 2009, respectively. The 44.0 per cent. decrease in net cash provided by operating activities in 2011 compared to 2010 was the result of a decrease in EBITDA from $19.2 million in 2010 to $8.6 million in 2011 which directly affected operational cash generation.  In 2010 the relevant figure was 28% lower than 2009 especially due to positive net working capital effect in 2009 due to long term funding from the majority share holder together with higher trade payable versus 2010.

Cash used in investing activities

Net cash provided by/used in investing activities was $2.5 million and negative $2.7 million in the six months ended 30 June 2012 and 2011, respectively.  The increase in cash was primarily provided by the higher sale proceeds of the Group's Moscow printing house.

Net cash used in investing activities was negative $5.8 million, negative $4.5 million and negative $3.6 million in 2011, 2010 and 2009, respectively.  The increase in net cash used in investing activities over the three periods reflected increases in investment into the Group's online business.

Cash paid for acquisitions between 2009 and 2011 was mainly attributable to acquiring non-controlling interests in the Group's Russian subsidiary, Impress Media which might be tracked in cash flow statement under "Payments to non-controlling interests".

Cash paid for property, plant and equipment, mainly incurred for software and back office support systems, increased 38.4 per cent. from $5.2 million in 2010 to $7.2 million in 2011.  Expressed as a percentage of revenues, cash paid for property, plant and equipment increased to 5.0 per cent. in 2011 from 3.6 per cent. in 2010, reflecting increases in investment in the development of the Group's online business. Cash paid for property, plant and equipment decreased by $0.2 million to $5.2 million in 2010 from $5.4 million in 2009.

Cash used in financing activities

Net cash used in financing activities was negative $7.0 million and negative $3.0 million in the six months ended 30 June 2012 and 2011, respectively. This includes cash to repay a short term loan facility in  October 2011.  The decrease is primarily reflected in the payment of bank borrowings.

Net cash used in financing activities was negative $6.1 million, negative $27.5 million and negative $39.9 million in 2011, 2010 and 2009, respectively.  The decrease in net cash used in financing activities in 2011 compared to 2010 primarily reflected the restructuring of the Group's $70 million senior credit facility (See below "Financial Liabilities – Borrowings") whereas in 2010 TME could renew some portion of the outstanding syndication loan (the amount previously owed was $88.9 million compared to the restructured amount of $70 million). The decrease in net cash used in financing activities in 2010 compared to 2009 primarily reflected the biannual loan repayments made in 2009 in respect of the Group's loan facility which was refinanced in 2010.

Working Capital

As at 31 December 2011 and 31 December 2010, net accounts receivables were $5.1 million and $5.7 million respectively, which represented 3.6 per cent and 4.0 per cent of revenues, respectively. The Group's relatively low net accounts receivable is due to the revenue model it uses in Russia and CIS where customers are required to make a cash prepayment, meaning the customer pays the due amount before the advertisement is issued which generally takes two to five days depending on the location (in Moscow, the turnaround time is shorter due to competition).  As at 30 June 2012 and 30 June 2011, the relevant figures were $5.3 million and $6.4 million, respectively.

As at 31 December 2010 and 31 December 2009, net accounts receivables were $5.7 million and $7.8 million respectively, which represented 4.0 per cent and 5.1 per cent of revenues, respectively. The main reason for the higher figure in 2009 was the lengthening of the collection periods for professional advertising agencies due to economic crisis.

Capital expenditure

The Group's primary capital expenditures are on intangibles such as software and online development, being the main direct costs of web sites. Cash paid for capital expenditure amounted to $7.2 million, $5.2 million and $5.4 million in 2011, 2010 and 2009, respectively, and $2.3 million and $3.1 million, respectively, in the six months periods ended 30 June 2012 and 2011.  Capital expenditures were primarily related to intangibles and amounted to $4.6 million, $4.1 million and $2.6 million in 2011, 2010 and 2009 respectively and $1.2 million and $1.7 million, respectively, in the six months periods ended 30 June 2012 and 2011.  The Group anticipates that over the next twelve to eighteen months, the Group will make capital expenditures worth around $4.0 to $7.0 million.  The Group anticipates that funds needed to pay for these capital expenditures will come from cash generated by the Group's operations as supplemented by proceeds raised from the New GDR Offering. The Group may also seek loans or other forms of financial support (such as guarantees and security) from its its controlling shareholder, Hürriyet Invest, as required from time to time.

Financial Liabilities – Borrowings

In May 2007, the Group signed a senior credit facility agreement with ABN Amro as Arranger amounting in aggregate up to $200 million with a five-year maturity date (the "First Senior Credit Facility").  On 15 April 2010, the Group restructured the First Senior Credit Facility and obtained a new senior credit facility (the "Second Senior Credit Facility") from Credit Europe Bank N.V. (the "Lender") amounting in aggregate up to $70 million.  The Group used the funds from the Second Senior Credit Facility to repay $88.9 million which was then outstanding under the First Senior Credit Facility. The Second Senior Credit Facility had an interest rate of Libor plus 7.75 per cent.

On 15 April 2011, the Group restructured the Second Senior Credit Facility with a new bank loan facility with the Lender of the same amount (the "Third Senior Credit Facility").  The Borrower under the Third Senior Credit Facility was Pronto-Moscow (the "Borrower"). The Third Senior Credit Facility has a maturity of two years with the option to extend the term on two occasions by one year, thereby giving a maximum term of four years.  The Third Senior Credit Facility will be extended both in December 2012 and 2013 which will extend its maturity until April 2015.  The Third Senior Credit Facility initially carried a 6.75 per cent. fixed interest rate, with a quarterly interest payment period. On 20 July 2012, the interest rate was reduced to 6.40 per cent. pursuant to an agreement signed on 4 July 2012. The Third Senior Credit Facility was drawn down in one instalment on 20 April, 2011.

A deposit equalling $70 million held by the Lender and belonging to Doğan Şirketler Grubu Holding A.Ş. an indirect controlling shareholder, has been blocked for the term of the Third Senior Credit Facility as security for the Borrower's obligations (the "Collateral Deposit"). The Borrower has pledged to the Lender all deposits, monies, securities, contracts, options, rights or other assets (together, the "Assets") as continuous security for the performance by the Borrower of its obligations under the agreement for the Third Senior Credit Facility. However, the Borrower and the Lender have agreed that while the Collateral Deposit is equal to or more than the amount drawn down under the Third Senior Credit Facility, there will be no pledge over the Assets.

The Third Senior Credit Facility requires the Borrower to comply with certain customary covenants, including, but not limited to, covenants that restrict the Borrower's ability to transfer or dispose of its assets, make certain acquisitions, enter into mergers, make substantial changes to the nature of its business or create any security of whatsoever nature over any of its assets ("Third Party Encumbrance") without giving the Lender prior notice and, if required by the Lender, promptly creating in favour of the Lender security similar in value and nature so as to ensure that the Lender's position and its claims under the Third Senior Credit Facility rank equally and rateably with the creditor(s) in whose favour the Third Party Encumbrance was created. The Borrower has also covenanted that it will ensure that no change of ownership of the Borrower, which is material, shall take place without the prior consent of the Lender. The Third Senior Credit Facility also requires that the Borrower complies with certain customary information covenants.

The Third Senior Credit Facility contains a number of customary events of default, including, but not limited to, non-payment, failure to satisfy covenants, material adverse effect, cross defaults, material disposals of assets and insolvency.  Upon the occurrence and during the continuation of any event of default, the lenders have the right to demand immediate repayment of the outstanding principal amount of the loan together with accrued interest thereon. The Borrower shall also indemnify the Lender against any loss or expenses which the Lender may sustain or incur as a consequence of the occurrence of any event of default.

The redemption schedule of the non-current portion of the Third Senior Credit Facility is as follows (in US$):

Year	30 June 2012	31 December 2011
2012	-	-
2013 (*)	-	70.0
2014 and over	-	-
	-	70.00
______________________
(*)
$70 million has been reported under "Current Liabilities" as at 30 June 2012. However, the Third Senior Credit Facility has a maturity of two years with the option to extend the term on two occasions by one year, thereby giving a maximum term of four years.  The Third Senior Credit Facility will be extended both in December 2012 and 2013.  In order to exercise the extension option, the following conditions must be satisfied:

•	no event of default is continuing;
•	the representation and warranties provided by the Borrower are true in all material aspects; and
•	no market disruption event has occurred in relation to the loan.

The Group also entered into $2.5 million credit facility agreement on 3 November 2011.  This loan facility had a maturity of three months and carried a 6.0 per cent. fixed interest rate. It was repaid on 8 March 2012.

The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the balance sheet dates are as follows (in US$):

	30 June 2012	31 December 2011
Up to 3 months(*)	70.9	73.5
	70.9	73.5

The Group's management uses limited interest bearing short term assets to stabilise the maturity of its interest bearing liabilities and assets.  The Group also hedges interest rate risks arising from floating rate borrowings when necessary by limited use of derivatives. However, the Group does not currently have any financial instruments in place for the purpose of hedging interest rate risk.

Financial liabilities to non-controlling interests

Financial liabilities to non-controlling interests relates to written put options issued in connection with business combinations.

The Group has the right to purchase 13 per cent. of non-controlling shares from non-controlling shareholders, provided that certain conditions are met in relation to the Group's subsidiary, Impress Media Marketing LLC ("Impress Media") which was acquired by Pronto Moscow in January 2007.  On 26 February 2010, the Group signed a put option agreement (valid between August 2011 and August 2015) for 10 per cent. of non-controlling shares of Impress Media (the "First Put Option"). The net fair value of the First Put Option shall be determined using Impress Media's EBITDA or net sales revenue. In accordance with a put option agreement signed in September 2010, the Group has had the option to purchase the remaining 3 per cent. of non-controlling shares of Impress Media (the "Second Put Option").  The net fair value of the Second Put Option shall be determined using Impress Media's EBITDA. Based on the EBITDA of Impress Media as at 31 December 2011, the Group would gradually have a put option of 14 per cent. and a call option of 14 per cent.  As at 31 December 2011, the short-term portion of the fair value of the put option was $0.7 million (2010:  $0.5 million; 2009: $1.6 million) and the long-term portion was nil as of 31 December 2011 (2010:  nil; 2009: $0.5 million).

When the Group acquired Oglasnik d.o.o. in Croatia in July 2004 it granted a put option on 30 per cent. of the shares it had acquired in Oglasnik d.o.o.  As at 31 December 2011, the fair value of this option was $8.0 million (2010:  $8.0 million; 2009: $8.0 million) and was classified under "other short-term financial liabilities".  The negotiations relating to the use of this put option are ongoing.  There is a dispute about the protocol between the parties concerned and an arbitration process has begun in the Zagreb Court of Arbitration.  See "Business – Litigation" for further information.

The Group acquired a 55 per cent. interest in Moje Delo d.o.o. ("Moje Delo") in Slovenia.  The Group paid an earn-out amounting to €1 million.  The Group has the right to buy put options from non-controlling interest owners from January 2009 to January 2012.  Also, the Group presented call options to non-controlling interest owners exercisable from January 2011 to January 2014.  The exercise price shall be determined using the EBITDA and the net financial debt of Moje Delo.  The fair value of the put option was $1.5 million as at 31 December 2011 (2010:  $0.5 million; 2009: $0.4 million) and was classified under "short-term financial liabilities".

Balances with related parties:

Amounts due to shareholders as at the dates stated (in US$):

	31 December			30 June
	2009	2010	2011	2012
	US$ millions
	(audited)			(unaudited)
Hürriyet Invest B.V.	—	5.0	13.0	16.9
Hürriyet	0.3	0.2	—	—
	0.3	5.2	13.0	16.9
Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The group monitors capital on the basis of the gearing ratio.  This ratio is calculated as net debt divided by total capital.  Net debt is calculated as 'current financial liabilities' and 'non-current financial liabilities' (as shown in the consolidated balance sheet) less cash and cash equivalents and does not include amount due to shareholders.  Total capital is calculated as 'equity' as shown in the consolidated balance sheet plus net debt.

	31 December			30 June	10 December
	2009	2010	2011	2012	2012
	(US$ millions)
	(audited)			(unaudited)
Total bank borrowings	89.1	70.2	73.5	70.9	70.0
Less: cash and cash equivalents	(32.7)	(13.4)	(9.4)	(15.1)	(16.5)
Net debt	56.4	56.8	64.1	55.8	53.5
Total equity	133.6	87.1	56.6	53.2	53.2
Total capital	190.0	143.9	120.7	109.0	106.7
Gearing ratio	0.30	0.39	0.53	0.51	0.50

CRITICAL ACCOUNTING POLICIES

The preparation of financial information requires management to make judgments concerning the election of accounting methods, estimates and assumptions that are sensitive to changes in market conditions or other uncertainties that could affect the Group's reported results.  The Group outlines below what it considers to be its critical accounting policies, the judgments used to develop its reported results and the sensitivity of these results to changes in conditions.

Cash and cash equivalents

Cash and cash equivalents are defined as cash available in bank accounts or in hand and highly liquid instruments with an initial term of less than three months.

Trade receivables and provision for doubtful receivables

Trade receivables that are created by the Group by way of providing goods or services directly to a debtor are carried at amortised cost. A credit risk provision for trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due. The recoverable amount is the present value of all cash flows, including amounts recoverable from guarantees and collateral, discounted based on the original effective interest rate of the originated receivables at inception. Provision for doubtful receivables is included in marketing, selling and distribution expenses.

Inventories

Inventories are valued at the lower of cost or estimated selling price less estimated costs to make the sale. Inventories are mainly composed of paper raw materials. The cost of inventories is determined on the weighted average basis .

Assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Discontinued operations are the part of the Group which either are classified as held-for-sale or have been disposed of and whose activities and cash flows can be treated as separable from the Group's activities and cash flows. Discontinued operations represent separate business or geographical segments, which are part of a plan to sell or dispose, or is a subsidiary acquired for selling. The Group measures discontinued operations, with the lower of the carrying amounts of the related assets and liabilities of the discontinued operations or the fair values less costs to sell.

Earnings/(losses) per share

Basic earnings per share is computed using the weighted average number of common shares outstanding and diluted earnings per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the year.

Property, plant and equipment and depreciation

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method based on the estimated useful lives of the assets. Assets lives and residual values are reviewed annually at each balance sheet. The depreciation periods for property, plant and equipment, which approximate the economic useful lives of assets concerned, are as follows:

Buildings	10-50 years
Printing presses and related equipment	3-15 years
Furniture and fixtures	3-10 years
Leasehold improvements	2-20 years

Assets held under finance leases and leasehold improvements are amortised over the shorter of the term of the related lease or the useful life of the asset. Gains or losses on the sale of property, plant and equipment are recognised in the period of disposal of the asset. Improvements which extend the useful lives of assets are capitalised. Repairs and maintenance are expensed as incurred.

Critical accounting estimates and judgments

Preparation of financial statements requires the use of estimates and assumptions that may affect the amount of assets and liabilities recognised as of the balance sheet date, contingent assets and liabilities disclosed and the amount of revenue and expenses reported. Although, these estimates and assumptions rely on the Company management's best knowledge about current events and transactions, actual outcomes may vary from those estimates and assumptions.

The critical accounting estimates which may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the following financial reporting periods are as follows:

Useful lives of intangible assets

The Directors estimate the useful lives of some trade names as indefinite. If these intangible assets' useful lives are finite (in case of useful lives of 20 years), their amortisation charge would have increased by $2.3 million (2010: $3.9 million) and loss before tax and non-controlling interests would have increased by $2.3 million (2010: $3.9 million).

The Group amortises trade names, customer lists and domain names with finite useful lives over the useful lives. If the useful lives of trade names, customer lists and domain names differ from the management's estimates by 10 per cent., the effects on the financial statements would be as follows:

•
Had the useful lives been longer by 10 per cent., amortisation charges would not have changed (2010: decreased by $0.1 million) and loss before tax and non-controlling interests would not have changed (2010: decreased by $0.1 million); or

•
Had the useful lives been shorter by 10 per cent., amortisation charges would not have changed (2010: increased by $0.1 million) and loss before tax and non-controlling interests would not have changed $0.1 million (2010: increased by $0.1 million)

Impairment of assets

The recoverable amounts of cash generating units have been determined using value in use model. Value in use is measured based on estimated cash flows after tax using financial budgets covering a five-year period and EBITDA (profit margin before budgeted interest, taxes, amortisation and depreciation, impairment charges and other non-operating expenses) expectations play an important role in these calculations.

	EBITDA margin	Discount
	ratio (%)	rates (%)
31 December 2011	20.3	11.6

The sensitivity of these assumptions, including the determination of the reporting units, the estimates of the Group's future cash flows and the discount rates used to calculate the fair value of reporting units and long-lived assets could significantly affect the amount of impairment charges. Future cash flow assumptions are sensitive to the continued perceived value of the brands.

Deferred taxes

Deferred tax assets and liabilities are recorded using substantially enacted tax rates for the effect of temporary differences between book and tax bases of assets and liabilities. In the subsidiaries of the Group, there are deferred tax assets resulting from tax loss carry-forwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, it is determined whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors which are considered include future earnings potential; cumulative losses in recent years; history of loss carry-forwards and other tax assets expiring; the carry-forward period associated with the deferred tax assets; future reversals of existing taxable temporary differences; tax-planning strategies that would, if necessary, be implemented, and the nature of the income that can be used to realise the deferred tax asset. As a result of the assessment made, the Group has recognised deferred tax assets in certain entities because it is probable that taxable profit will be available sufficient to recognise deferred tax assets in those entities.

Borrowings

Borrowings are recognised initially at fair value. Borrowings are subsequently stated at amortised costs; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statement of income over the period of the borrowings. Financing fees paid during initial transactions are classified as "Deferred financing fees" and offset from borrowings.

Provisions

Provisions are recognised when the Group has a present legal constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Web page development costs

The direct costs incurred in the development of its websites are capitalised and recognised over the estimated useful lives. The costs incurred that relate to the planning and post implementation phases are expensed. Repair and maintenance costs associated with websites are included in cost of sales and general administrative expenses.

Foreign currency transactions and translation

Income and expenses arising in foreign currencies have been translated with exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from settlement and translation of foreign currency items are recognised as income or expense in the consolidated statement of income.

Taxes on income

Taxes on income include current period income taxes and deferred income taxes. Current year tax liability consists of tax liability on period income calculated according to substantively enacted tax rates and tax legislation in force as of balance sheet date and includes adjustments related to previous years' tax liabilities.

Deferred income tax is provided in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Substantively enacted tax rates are used to determine deferred income tax.

In substance, temporary differences arise from the differences in the periods of the recognition of income and expenses in accordance with IFRS as adopted in the EU and tax legislation. Deferred tax liabilities are recognised for all taxable temporary differences, where deferred tax assets resulting from deductible temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilised. Deferred tax assets and deferred tax liabilities related to income taxes levied by the same taxation authority are offset accordingly.

Segment reporting

Management has determined the operating segments based on the reports reviewed by Executive Committee that are used to make strategic decisions. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The committee considers the business from geographic perspective as the risks and returns in geographical areas reflecting the primary source of the enterprise's risks and returns. Geographically, management considers the performance in Russia & CIS, Hungary, Croatia and Eastern Europe.

The Executive Committee assesses the performance of the operating segments based on a measure of EBITDA. The Group defines EBITDA as operating profit before interest, tax, depreciation and amortisation, impairment charges and other non-recurring gains and losses.

Financial liabilities to non-controlling interests

Under the certain terms of acquisition agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As it is highly probable that the Group will fulfil this obligation, IAS 32, "Financial Instruments: Disclosure and Presentation", requires the value of such put options to be presented as a financial liability on the balance sheet for the discounted value of the expected exercise price of this option, notwithstanding the ability of the Group to settle part of these obligations with its own shares rather than cash. Furthermore, the share of non-controlling shareholders in the net asset of the company subject to the put option must be reclassified from "non-controlling interest" to "financial liability" in the consolidated balance sheet.

For the existing put option agreements, the Group presents, on initial recognition, the difference between the exercise price of the option and the carrying value of the non-controlling interests as a reduction of non-controlling interest and then as additional goodwill. The subsequent unwinding of the discount is recognised in financial expense while the change in the value of the commitment is recorded through goodwill.

Effective from 2010, for the new put option agreements, non controlling interest is initially recognised as a financial liability, changes in the carrying amount should be recognised in profit and loss.

Related parties

For the purposes of these consolidated financial statements, Doğan Holding and Doğan Yayın, shareholders, key management personnel and Board members, in each case together with their families and companies controlled or affiliated with them are considered and referred to as "Related parties". The Group determined the key management personnel as board of directors and executive committee.

Financial leases

Assets acquired under finance lease agreements are capitalised at the inception of the lease at fair value of the leased asset or at present value of the lease payment, whichever is the lower, less accumulated depreciation. Minimum lease payments are treated as comprising capital and interest elements.

Lease payments are apportioned between the finance charges and capital redemption so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the estimated useful life of the asset.

Dividends

Final dividends on ordinary shares are recognised in equity in the period in which the dividends are approved by the Group's shareholders. Interim dividends are recognised when paid. Dividend income is recognised when the right to receive payment is established.

Subsequent events

Subsequent events and announcements related to net income or even declared after other selective financial information has been publicly announced, include all events that take place between the balance sheet date and the date when the balance sheet is authorised for issue.

In the case that events requiring a correction to be made occur subsequent to the balance sheet date, the Company makes the necessary corrections to the financial statements.

Reporting of cash flows

In the statement of cash flows, cash flows during the period are classified under operating, investing or financing activities. The cash flows raised from operating activities indicate cash flows due to the Group's operations. The cash flows due to investing activities indicate the Group cash flows that are used for and obtained from investments (investments in property, plant and equipment and financial investments). The cash flows due to financing activities indicate the cash obtained from financial arrangements and used in their repayment. Cash and cash equivalents include cash and bank deposits and the investments that are readily convertible into cash and highly liquid with 3 months or less to maturity.

QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK

Market risk exposures and risk management

TME is exposed to market risk related changes with respect to paper prices in connection with the Group's print business.

The Group is exposed to variety of financial risks due to its operations.  These risks include interest rate risk, liquidity risk, funding risk, credit risk and foreign currency risk.  The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

The Group finances its operations through the generation of cash from operating activities and from its senior credit facility.  It uses derivative instruments, including swaps and forward contracts to manage the associated interest rate exposure, as far as certain foreign currency exposure arising from its international cash management system is concerned.  Liquidity risk is managed through forecasting the future cash flow requirements of the business and maintaining sufficient cash at bank balances.

Financial risk management

The Group is exposed to variety of financial risks due to its operations.  These risks include interest rate risk, liquidity risk, funding risk, credit risk and foreign currency risk.  The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.  The Group also uses derivative financial instruments to hedge risk exposures.

 Financial risk management is carried out by the Group management under policies approved by the Board of Directors.

Interest rate risk

The Group management uses limited interest bearing short term assets to stabilise the maturity of the interest bearing liabilities and assets.  Furthermore, the Group hedges interest rate risks arising from floating rate borrowings when necessary, by limited use of derivatives.

As at 31 December 2011, had the interest rates on USD denominated borrowings been one hundred basis point higher/lower with all other variables held constant, mainly as a result of higher/lower interest expense on floating rate borrowings, loss before taxes and non-controlling interests for the year would have been same since all the Group's bank borrowings are at a fixed rate as of 31 December 2011(2010:  $0.7 million).

As at 30 June 2012, the Group has no outstanding derivative financial instruments.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Funding risk of current and future debt requirements is managed by the continual monitoring of the quality and availability of credit access and maintenance of cash and cash equivalents.  The Group aims at maintaining cash and cash equivalents for the anticipated cash flows from operating and financing activities for the subsequent period.  Cash and cash equivalents amounted to $9.4 million as at 31 December 2011 (2010:  $13.4 million).

Cash and cash equivalents amounted to $15.1 million as at 30 June 2012.

Funding risk

The ability to fund the existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Credit Risk

Ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements.  These risks are monitored by limiting the aggregate risk to any individual counterparty.  As the entities comprising customer base are numerous and spread on different business areas, credit risk is diversified.

Financial assets, which potentially expose the Group to concentrations of credit risk, consist primarily of cash and accounts receivable.  Cash and cash equivalents are deposited with financial institutions which the Group believes to be of high credit quality.  The Group does not believe that it is subject to any unusual financial credit risk related to cash and cash equivalent beyond the normal risk associated with commercial banking relationships.  The Group establishes the allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

Foreign currency risk

Foreign currency risk is the risk that the Group will incur economic losses due to adverse changes in foreign currency exchange rates.  As currency exchange rates change, translation of the financial statements of the Group's international businesses into US dollars affects year-over-year comparability of results.

Currency Translation Risk.  Appreciation of the US dollar against other currencies negatively affects the Group's revenues and net income as presented in the Group's financial statements.  Conversely, depreciation of the US dollar against other currencies positively affects the Group's revenues and net income.  The appreciation or depreciation of the US dollar against other currencies also decreases or increases the Group's costs denominated in those currencies when reported in the applicable reporting currency.  The Group has not hedged translation risk.

Currency Transaction Risk.  The Group incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency.  The Group seeks to reduce currency transaction risk by matching sales revenues and costs in the same currency.

The financial statements of the Group's subsidiaries are translated into US dollars, the Group's reporting currency, from the relevant local currency, using the year-end exchange rate for balance sheet items and the weighted average exchange rate for items in the statements of operations.  Gains and losses arising from the translation are reported separately in the cumulative translation account as part of other comprehensive income.

The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated assets and liabilities to US Dollars.  The foreign exchange risk mainly arises from the impact of rate changes in the translation of the Group's foreign currency denominated borrowings.

Assets and liabilities denominated in foreign currencies, in the context of functional currencies used by the subsidiaries, at 31 December 2011 and 2010 and resulting net foreign currency position at the respective balance sheet dates are as follows:

	31 December		30 June
	2010	2011	2012
		(US$ millions)
	(audited)		(unaudited)
Assets - Cash and cash equivalents	4.0	1.0	0.7
Liabilities
-Senior credit facility	(70.2)	(73.5)	(70.9)
-Financial liabilities to non-controlling interests	(8.0)	(8.0)	(8.0)
Net foreign currency position	(74.2)	(80.5)	(78.2)

All foreign currency balances included in the foreign currency position at 31 December 2011 and 2010 are originally denominated in US Dollars except for the cash and cash equivalents amounting to $0.4 million at 31 December 2011 (2010:  $0.1 million) which were originally denominated in Euros.

Following exchange rates have been used in the translation of foreign currency denominated balance sheet items as of 31 December 2011: $0.0311= RUR 1, EUR 0.0240= RUR 1 (2010:  $0.0328= RUR 1, EUR 0.0246= RUR 1).

At 31 December 2011, had the US Dollar weakened/strengthened by 10 per cent. against RUR and other local currency of the countries which Group has significant operations, with all other variables held constant, losses before tax and non-controlling interests for the year would have been $8.1 million higher/lower (2010:  $7.4 million), as a result of foreign exchange losses/gains on translation of USD denominated financial liabilities.

Following table presents the functional currencies in the major countries which the Group operates:

Country	Currency	Country	Currency
Russia	Russian Ruble ("RUR")	Ukraine	Ukrainian Grivna ("UAH")
Hungary	Hungarian Forint ("HUF")	Kazakhstan	Kazakh Tenge ("KZT")
Croatia	Croatian Kuna ("HRK")	Belarus	Belarusian Ruble ("BYR")
European Union	Euro ("EUR")

The following tables summarises the year-end and average exchange rates of local currencies for TME and its subsidiaries for $1.00 in full at 31 December 2011 and 2010 and for the years then ended:

	31 December
	2011		2010
	Average	Closing	Average	Closing
$/ RUR	29.3929	32.1961	30.3640	30.4769
$/ HUF	201.0545	240.6800	207.6306	208.6500
$/ HRK	5.3443	5.8199	5.4984	5.5683
$/ EUR	0.7184	0.7729	0.7537	0.7484
$/ UAH	7.9675	7.9898	7.9359	7.9617
$/ KZT	146.7331	148.4000	147.3533	147.4000
$/ BYR	4,978.3725	8,350.0000	2,978.5948	3,000.0000

CURRENT TRADING AND PROSPECTS

The Group's preliminary estimates indicate that its revenues will be lower as at 31 December 2012 compared to the same period in 2011.  The decrease will be due to lower print revenues.  Furthermore negative foreign currency will also contribute to the decrease.

TME expects higher online revenues than in 2011 although it is not expected that these will offset the decreases in print revenues.

On 13 November 2012, the Company published an announcement containing limited financial information for the nine months ended, and as at, 30 September 2012, as appended to the back of this Prospectus. Revenues in the nine months ended 30 September 2012 decreased $16.0 million, or 14.7 per cent., to $92.7 million from $108.7 million in the nine months ended 30 September 2011 and online revenues in the nine months ended 30 September 2012 increased $1.2 million, or 17.8 per cent., to $7.9 million from $6.7 million in the nine months ended 30 September 2011. The Company believes that the trends seen in its trading between the nine months ending 30 September 2011 and the nine months ending 30 September 2012 are the same as those for the six months ending 30 June 2011 and the six months ending 30 June 2012.

BUSINESS

Overview

TME is a leading provider of print and online classified advertising, particularly in the real estate, auto and recruitment sectors, with local brands serving local markets in Russia, CIS, Central and Eastern Europe. As at 30 June 2012, TME produced 158 print titles, with around 4.8 million readers in aggregate per month, and hosted 20 horizontal and vertical websites with over 20 million unique monthly visitors in aggregate.  TME's publications and websites serve as marketplaces in major metropolitan and regional markets where both private and professional sellers advertise items for sale and contact buyers.  Through its integrated print and online strategy, TME offers buyers and sellers a comprehensive and focused forum for consumer-to-consumer and business-to-consumer transactions.

TME’s branded classified advertising websites and printed publications and related specialised services have strong positions in specific markets in Belarus, Croatia, Bosnia & Herzegovina, Hungary, Kazakhstan, Russia, Serbia, Slovenia and Ukraine.

The following table shows TME's revenues, broken down by geography, for the year ended 31 December 2011 and the six months ended 30 June 2012:

	31 December 2011	% of total revenue	30 June 2012	% of total revenue
	(US$ millions)		(US$ millions)
	(audited)		(unaudited)
Russia	108.1	75.4	48.1	78.0
CIS*	21.7	15.1	8.7	14.1
Hungary	5.7	4.0	2.1	3.6
Croatia	5.6	3.9	2.0	3.2
Moje Delo**	2.3	1.6	0.7	1.1
Total Revenues	143.4	100	61.7	100
______________________
* CIS includes Belarus, Kazakhstan and Ukraine
** Moje Delo Group includes Slovenia, Bosnia & Herzegovina and Serbia

As at 30 June 2012, TME published 158 classified advertising print titles.  As at 30 June 2012, TME estimates that its print publications have an annual circulation of approximately 62 million copies reaching an estimated 1.2 million readers each week.

Over the past few years, a shift in consumer behaviour towards web-based content in TME's target markets have caused a significant decline in TME's print business.  In contrast, TME's online business has grown rapidly: in the first six months of 2012, TME's online business revenue increased 34.5 per cent. in Russia, 137.0 per cent. in the CIS and 5.5 per cent. in Hungary and decreased 19.5 per cent. in Croatia and 15.4 per cent. in Slovenia compared to the same period in 2011. The decreases in revenue in Croatia and Slovenia reflect the severe market conditions in those countries that have been brought about by the global economic crisis. Russia and the CIS's total share of online revenue was 85.0 per cent. in the first six months of 2012 with an average growth rate of 45.0 per cent compared to the first six months of 2011. Unique monthly visitors in Russia and the CIS also increased by 44.0 per cent. in the same period.

TME estimates that in the year ended 31 December 2011, its print and online titles contained approximately 150 million classified advertisements.  Approximately 55.0 per cent of TME's classified advertising by volume relates to high-value items, primarily in the real estate and automotive sectors.

TME has grown and diversified its business since 2009 primarily by extending the geographic reach of its existing print and online brands, introducing new titles, making selective acquisitions of existing publications and online businesses and increasing its penetration of existing markets by segmenting content into specialised print publications and websites by product area (a process commonly referred to as "verticalisation").  Since 2009, TME has also entered new regions, both through its franchising programme, in which TME licenses leading brands and shares best operating practices with local partners in exchange for a monthly royalty, and through establishing direct subsidiaries.  TME has also sold a number of unprofitable businesses and since 2009 the TME management implemented aggressive cost cutting measures following the revenue fall in the print segment.

TME is currently focused on leveraging the strength of its online business and successfully realising the transition from print to online media within the Group, to retain TME's strong brand recognition and leadership position in the online classifieds market.

History

TME was incorporated in November 2005 in Jersey and acquired the Russian, Baltic, CIS and Eastern European operations of Trader Classified Media N.V. ("TCM"). TCM, a leading classified advertising business, had acquired a majority stake in Pronto-Moscow in 1997.

Pronto-Moscow was founded in 1991 and commenced operations in Russia with the launch of Iz Ruk v Ruki in St. Petersburg and Yekaterinburg in 1991 and in Moscow in 1992. Pronto-Moscow first expanded its business internationally into Poland in 1992.  In 1995, Pronto-Moscow expanded into Ukraine with the purchase of Aviso and into Hungary through the purchase of Expressz. Following its acquisition by TCM, Pronto-Moscow expanded further into Hungary through the acquisition of the Hungarian free advertising publication Mai Hirdetés in 2002.  In 2004, Pronto-Moscow extended its business into Croatia by acquiring a 70 per cent. stake in Oglasnik, the leading classified advertising title in Croatia, and then into Lithuania in 2005 by launching a Vilnius edition of Iz Ruki v Ruki.

Pronto-Moscow launched its first online operations in Russia in 1997 with izrukvruki.ru, and then in Hungary in 1999 with expressz.hu, in each case using the name of its successful print publications.  Pronto-Moscow acquired its first vertical website job.ru in 1999 and further expanded its online capabilities with companions to Avto in 2001 and Nedvizhimost in 2002. From 2003 onwards, Pronto-Moscow launched companion websites to most of its print titles.

In February 2006, TME successfully completed its initial public offering of 43.5 million shares in the form of global depositary receipts on the main market of the London Stock Exchange. TCM retained a 13 per cent. interest in TME which was later divested. In April 2007, Hürriyet Invest (a wholly owned subsidiary of Hürriyet Gazetecilik ve Matbaacilik A.Ş. ("Hürriyet") which in turn is a majority owned subsidiary of Doğan Yayın Holding A.Ş.) made a recommended cash offer of $10.00 for each TME share (including the shares represented by the Company's global depositary receipts). On 16 March 2007, Hürriyet Invest announced that all the conditions to its offer had been satisfied or waived and, accordingly, the offer was unconditional in all respects. The offer closed on 29 March 2007 with Hürriyet Invest having received valid acceptances representing approximately a 67.3 per cent. of TME's share capital.

In the same year, Pronto-Moscow was required to repay its loan facility (the "Loan Facility") after the change of control of TME triggered the corresponding default provisions under the loan agreement. Pronto Invest B.V. had taken out a loan facility in order to acquire Pronto-Moscow's CEE subsidiaries and Pronto-Moscow used the proceeds from that sale to repay the Loan Facility. In 2008, TME's Polish business was sold to Agora SA. In 2009, Pronto-Soft (a majority owned subsidiary of Pronto-Moscow) established a technology centre to develop the main software used by the Group's websites. The recruitment portal of job.ru was launched by Pronto-Moscow in 2010 and in the same year the Group's operations in Central and Eastern Europe were reorganised. Pronto-Moscow signed a joint venture agreement with Auto Scout24, one of the largest auto portals in Germany owned by Deutche Telekom, to be operated from Russia. In 2011, Pronto-Moscow launched intense advertising campaigns for its various websites in order to increase traffic and content to compete with its competitors. In the same year, Pronto-Moscow closed its print publishing operations in St. Petersburg, liquidated its operations in Krasnoyarsk and Astrakhan, merged its operations in Stavropol with Rostov and wound up its operations in Volgograd due to bankruptcy.

Below is the current organisation chart for the Group:

Industry Overview

The markets in which TME operates do not have a strong tradition of advertising in local newspapers.  The principal media for classified advertising have been regionally based classified publications. In the first six months of 2012, some regions (such as Belarus, Kazakhstan and certain cities in Russia) have seen positive growth in print media as their economies improve and their market structures move closer to Western Europe and North America.

In 2011, general advertising expenditures for both print (newspapers and magazines) and online media in the countries in which TME operates were forecasted to be $2.1 billion for Russia, $0.4 billion for Hungary and $0.3 billion for Croatia (Source: Zenith Optimedia).  TME's management estimates that the classified advertising market accounts for approximately 10.0 per cent. of print and online advertising expenditure in the principal markets in which TME operates.

Characteristics of successful operations

Buyers and sellers tend to trust major brands or the dominant title in their local region.  This factor makes it relatively difficult for competitors from outside a local region to expand into new markets without a large capital base and sufficient resources to make major localised investments, while at the same time, new local entrants generally do not have the resources to effectively compete against large brands or the incumbent dominant title.

While there are some national advertisers looking for national reach, classified advertising is essentially a regional business as the majority of products and services sold through such advertising are sold within a local region, usually within 30 miles of a buyer's home or work.

High-value transactions generally involve some form of face-to-face interaction between buyer and seller, as the buyer usually needs to view the car or property before making a purchase.  This typically requires that the paper or website be regionally based.  Buyers choose local and trusted classified channels with relevant, up-to-date, frequently refreshed and diverse content and easy-to-use papers and websites.  Similarly, sellers choose classified channels with significant readership to improve the likelihood of a quick sale.  Therefore, in order to meet the requirements of both buyers and sellers, a successful classified provider must have a strong local presence and significant local sales forces that will continue to attract extensive fresh content.  It is difficult for a new entrant to successfully aggregate sufficient content without a local presence, such as a local sales force and/or a local language call centre.

Additionally, buyers and sellers tend to favour the dominant title in a market or region as network effects favour publications with the greatest numbers of buyers and sellers.  A trusted brand name helps drive fresh content and high levels of readership or traffic.  Any potential new entrant will generally need to build up a reasonably high level of content and a critical mass of buyers and sellers before it will be able to attract professional advertisers whose advertisement frequency and regularity are key to a stable and growing revenue model.  By definition, national advertisers will require a forum with national reach.

Transition to business-to-consumer model

The classified advertising market is becoming increasingly focused on business-to-consumer transactions as customers become sensitive to the value and confidence brought by purchasing from professional sellers, especially in high-value transactions such as automobiles and real estate.  In the automotive segment, buyers increasingly look for dealers that are perceived to offer quality and a wide range of products and who are also able to offer a range of secondary services, such as warranties and acquisition financing.  As with the automotive segment, real estate buyers and sellers increasingly value the services and confidence given by professional agents who are better able to facilitate and quickly complete a transaction and also offer a wide range of related services.

Print

Classified publications typically generate revenues through three direct revenue sources:  (1) fees for display advertisements, (2) fees for classified advertisements and (3) paid circulation.  Publications are characterised by the type of revenues that they generate.  The type of goods being sold typically determines the most appropriate format for the publication.

Revenue Models

Paid Ad/Paid Circulation:  These titles will typically focus on high average selling price items, such as real estate and cars, trucks, boats and motorcycles.  A fee is charged for classified and display advertisements and the publication itself is sold to readers for a fixed cover charge.  This format is used for TME's generalist title Expressz in Hungary, along with TME's vertical titles in Russia, the CIS and Hungary.

Free Ad/Paid Circulation:  These titles typically focus on less expensive general merchandise such as household items, although they generally also have extensive real estate and automotive advertising.  Consumers are entitled to place classified advertisements for free up to a maximum number of lines and number of appearances.  Professional advertisers (primarily of automotives and real estate) are charged for classified advertisements.  Both private and professional customers pay a fee for display advertisements, visibility enhancements or repetition.  The publications are sold to readers for a fixed cover charge.  This format is used for TME's generalist titles such as Iz Ruk v Ruki in Russia and the CIS, Expressz in Hungary and Oglasnik in Croatia.

Free Circulation:  These titles typically focus on general merchandise and real estate, and generally consist of display advertisements.  A fee is charged for all display advertisements but distribution of the publication is free.  This format is being used to a small extent in Moscow and in the Russian regions.

Products and services advertised in classified publications generally fall into one of the following four vertical categories:

•	Automotives: selling and buying cars, trucks, tractors, motorcycles, boats, heavy equipment etc. and related services;

•	Residential and commercial real estate: renting, letting, selling and buying residential and vacation homes, other residential and commercial property and related services;

•	Employment: finding and advertising jobs and related services; and

•	Consumer products and other goods and services, including consumer and general merchandise, personal and memorial advertisements.

Despite recent changes in market trends towards online publications, traditional print classified publications still remain a cost-effective, targeted and efficient method of marketing specific products and services in a regional market, especially in markets where the online segment remains relatively underdeveloped, such as Croatia.  Because classified publications have large volumes of advertisements, they have a lower per-page cost than traditional newspapers as there are no costs for journalists or the additional space required for editorial content.  Consequently, classified publications generally allow a greater volume of advertising to be distributed to a broader audience at lower average cost than other print media.  Moreover, readers of classified publications typically have already decided to purchase the products being advertised.  As a result, potential sellers have an incentive to advertise in these classified publications.  In turn, buyers and sellers of these products will typically turn to widely recognised titles offering sellers better opportunities to sell and offering buyers higher quality and a wider range of goods.  In addition, brand awareness can in some circumstances justify charging higher cover prices and higher advertising fees although this is not true in the current economic climate.

While some countries (for example, Belarus and Kazakhstan) and certain regions in Russia had positive print revenue growth during the first six months of 2012 compared to the same period in 2011, the overall decline in print revenues continued as expected.

Online

The market for online classified advertising has a different revenue model than the market for print classified advertising.  As a general rule, a classified advertising website will need to build traffic with free listings for at least 18 months before it can generate incremental revenues from paid advertisements.  This relatively long lead time is one of the reasons TME's transition from print to online media has resulted in lower revenue figures over recent years.  Once incremental revenues are generated, typically, access to content is free and advertisers are charged placement fees, or are provided access to a website as a bundled sale with a related print publication.  Additional fees are charged for visibility enhancements, such as bold, coloured or flashing text, photographs and prominent placement of the advertisement on the website.  Revenues are also generated online from commissions from the sale of related services, or by fees for access to premium content.  Advertisers of complementary products or services are also able to reach a targeted audience by purchasing banner advertisements and sponsored links to their websites.

Because the Internet offers one-to-one communication, online advertisers are able to target, measure and manage direct consumer relationships more easily than print advertisers while establishing and maintaining a broad consumer base rapidly and economically.  Consumers benefit from improved overall convenience, better information regarding available products and services, enhanced interactivity and, often, more competitive pricing.  This interactivity has helped spur the development of vertical websites.  For example, automotive websites enable consumers to search for specific models and makes of cars (new and used) or find related products and services, such as insurance and financing.  Buyers are also increasingly likely to take advantage of the interactivity of the Internet to conduct research online before purchasing goods, even if the eventual purchase is made offline.

Revenue Model

TME's online business model involves:

•
private advertisements from print publications displayed without charge on websites associated with TME's free ad publications, and included on websites associated with its paid ad publications for an incremental amount as part of a bundled pricing package;

•	professional advertisements from print publications included on the website for an incremental amount;

•	additional fees paid for any enhancements to advertisements on websites, for example prominent positioning;

•	fees paid by professional sellers to include their inventory in searchable databases of websites;

•	the sale of "Power Pages" which allow professional sellers to manage the content of their own pages on TME's websites; and

•
fees from third party advertisers primarily for paid links that provide direct access from TME's searchable database to the home pages and product offerings of real estate agents, automobile dealers and other services.

•	free access to the website, regardless of whether the associated print publication is a free or paid circulation paper.

TME's vertical sites typically attract purchasers with a specific interest in a particular product and sellers of such products looking to establish contact with those purchasers.  This alignment of interests establishes a community of users that is more likely to engage in frequent transactions and, TME believes, become regular long term users of its websites.  TME's sales force actively cross sells online and print products and sells bundled packages of online and print services to both private and professional advertisers, as well as separate print and online products and pricing to professional customers.

Information on TME's Markets

Classified advertising markets in Russia, the CIS and Eastern Europe remain underdeveloped relative to Western European standards, particularly in terms of advertising expenditure per capita (even after adjusting for the difference in GDP per capita levels).  Annual GDP growth in Russia averaged 11.0 per cent. between 2007 and 2011, while advertising expenditure per capita during the same period in Russia increased on an annualised basis by 14.0 per cent.  TME believes that advertising expenditure will continue to increase at a faster rate than GDP in Russia.

The tables below set forth, for the countries in which TME operates, key information with respect to the population, GDP per capita and GDP growth for the period between 2007 and 2011, as well as the weighted average advertising expenditure, growth in advertising expenditure in the period between 2007 and 2011 and the weighted average 2011 per capita advertising expenditure for selected markets for which comparable data is available.

Country	Population	GDP per capita	GDP CAGR
	2011	2011	2007-2011
	(in millions)	(US$)	(%)
Russia	140.3	11.669	11
Hungary	9.9	13.909	3
Croatia	4.4	14.386	3
Belarus	9.6	8.438	26
Bosnia and Herzegovina	3.8	5.342	5
Kazakhstan	15.9	8.887	13
Serbia	9.9	4.444	10
Slovenia	2.0	24.750	2
Ukraine	45.3	3.318	13
Total	241.1	9.642	10
Source:  Zenith Optimedia

Country	Advertising spending	Total growth in advertising expenditure	Per capita expenditure
	2011	2007-2011	2011
	(US$ millions)	(%)	(US$)
Russia	7.198	14%	58.3
Hungary	878	-8%	81.4
Croatia	988	110%	469.9
Belarus	88	-20%	7.3
Bosnia and Herzegovina	238	111%	133.5
Kazakhstan	829	-1%	51.6
Serbia	180	24%	22.7
Slovenia	598	49%	439.7
Ukraine	994	-24%	16.6
Total	11,991	19%	49.7
Sources:  Zenith Optimedia.

Internet penetration in Russia and the CIS, Hungary, Croatia and Slovenia, Bosnia & Herzegovina and Serbia lags significantly behind that of Western Europe and North America.  According to http://www.internetworldstats.com, as of 31 December 2011, Russia is forecasted to have an overall Internet penetration rate of 44.3 per cent. (with a considerably higher penetration rate in Moscow), while Hungary is forecast to have Internet penetration rates of 65.3 per cent.  As of 2011 year end, Croatia had an Internet penetration rate of 59.2 per cent., while Slovenia, Bosnia & Herzegovina and Serbia had penetration rates that were on average 53.7 per cent.

TME anticipates Internet usage to grow in TME's target markets as their economies develop and GDP grows, which TME believes will spur growth in online classified advertising expenditure.  TME believes that online advertising revenues in its markets will increase as online payment systems are developed, commercial retail banks grow and credit cards are more widely held.

Products

Russia and the CIS

Russia and the CIS are key markets for TME. TME generated revenues of $129.8 million in 2011 and $56.9 million in the first six months of 2012 which equated 90.5 per cent. and 92.8 per cent. respectively of its total revenues for those periods.

Print

Russia and the CIS's total share of print revenue was 83.7 per cent. in 2011 compared to 78.4 per cent. as at 30 June 2012. This decline was in line with expectations and was offset by increases in online revenue.

Pronto Moscow has been operating in the Russian advertising market since the beginning of 1992, when it launched its first title in Moscow. As at 31 December 2011, it had the largest publications network in Russia consisting of approximately 158 print titles published in over 90 cities in Russia and the CIS.

There are more than 6,000 locations for paid and free distribution of print titles in Moscow and its surrounding regions.

The print portfolio of the Group includes classified products such as:

•
Iz Ruk v Ruki, meaning "Hand to Hand", a "free advertising/paid circulation" paper which is the leading generalist classified advertising title in each of Russia, Belarus and Kazakhstan founded in 1991.  According to Milward Brown, Iz Ruk v Ruki has 98.0 per cent. brand recognition in Russia with (according to an in-house survey) a 45.0 per cent. market share in Moscow. It covers verticals (real estate), vehicles (in the form of Iz Ruk v Ruki – Avto, Iz Ruk v Ruki - Commercial Avto) and other generalist advertising.

•	Aviso, meaning "Advice", a "free advertising/paid circulation" paper which is the leading generalist classified advertising title in Ukraine and was acquired by the Group in 1995.

•
Rabota Segodnya, meaning "Job Today", a "paid advertising/paid circulation" paper which is a specialist jobs title acquired by the Group in 1999 that is currently published across Russia, Belarus and Kazakhstan (including Vsya Rabota). It includes specialised paid employment advertisements with a particular focus on professional and educated job seekers.

•
Avto – Vse Avto, meaning "Auto – Every Auto", a "paid advertising/paid circulation" paper which is the leading specialist photo automotive title (including Auto Gallery) in Russia and which the Group launched in 1997 across Moscow and Russian-speaking regional cities in Belarus and in Kazakhstan.

•
Nedvizhimost, meaning "Real Estate", a "paid advertising/paid circulation" paper that the Group launched in 1998, is the leading specialist photo real estate title in Russia and Belarus (including Galereya Nedvizhimost and Vsya Nedvizhimost ). The paper contains paid-only advertisements in full colour for the consumer and business real estate market.

•	Vsya Stroyka, is a vertical that covers all type of construction materials and operates in Russia, Belarus and Kazakhstan.

•	Commercial Real Estate, purchased by the Group in 2006, is a Moscow based commercial real estate vertical that serves the business real estate market.

TME discontinued its print publishing operations in 11 regional cities in Russia in 2011 as they were no longer proving to be profitable. In addition, 25 unprofitable print publications in Moscow and other regions in Russia were discontinued.

Due to unsatisfactory performance, TME's print publications in St. Petersburg ceased activity in 2011 and TME founded a wholly owned sales branch to sell its online products. This branch is expected to become TME's second biggest online revenue operation (after Moscow) by the end of 2012.

TME decided not to invest further in its printing business and to outsource its printing operations. In this regard, existing printing operations in Moscow and Samara were closed and related assets are in the process of being sold.

Online

The Group's strategic goal is to transform from being one of the leading print classified companies in Russia and the CIS into a powerful online transactional platform. The Group's transition from print to online is in response to changing customer needs and the rapid emergence of the Internet as a better medium through which to advertise to readers. Publishers in the US and Europe have been making this transition over the last 10 to 15 years and publishers in Russia and CEE have sought to do the same, especially since the start of the global financial crisis in 2008.

In 2011, Pronto Moscow continued strengthening its position to become one of the strongest online players among "traditional" print media companies operating in Russia. The Group has successfully implemented its strategy, developed in 2008, to reinforce its strong position in both the online and print markets by extensively using its unique geographical presence and direct sales model.

TME's online portfolio in Russia and the CIS includes internet resources IRR.ru (developed for Belarus) and Job.ru (developed for Kazakhstan), as well as niche verticals Trucklist.ru and CRE.ru (the website for Commerical Real Estate). The Group is also present in the Ukraine, Belarus and Kazakhstan with Aviso.ua, IRR.by, automania.by, domania.by, IRR.kz.

TME's in-house software development team in Minsk, Belarus develops tasks for IRR.ru, JOB.ru, as well as other commercial and software infrastructure projects. In other markets like Croatia and Hungary, TME uses software solutions from third parties.

In 2011, TME's core website, IRR.ru, was upgraded with premium functionality and usability.  TME also launched the recruitment portals Myjob.by and Gojob.kz in Belarus and Kazakhstan, respectively.  Rebranding of its traditional newspaper “Iz ruk v ruki” also took place in mid-2011, to modernise the design and increase the competitiveness of its commercial products.

TME also established an operation centre for print publishing in Tambov, Russia and the operation units for that centre were transferred from Moscow to achieve operational efficiencies. The transfer took place between May and November 2011 and started to generate cost savings in 2012.

In addition, managers with greater experience of dealing with online operations were recruited in 13 regional centres in 2011 in order to strengthen the competitiveness of TME in the market.

Hungary

Print

In Hungary, the Group's key generalist brand Expressz, a "paid advertising/paid circulation" title, is one of the country's leading titles with strong brand recognition in each of its main segments. Furthermore, Expressz, Auto-Motor and Expressz Haszonjarmu are the vertical titles that specialise in auto and commercial vehicles.

Expressz has maintained its dominant position in the Hungarian print classified advertising market during 2011 despite difficult economic conditions. Unfavourable developments in the global financial markets and the slowdown of many EU economies negatively impacted Hungarian macro-economic performance. Due to difficult domestic prospects market confidence in advertising has declined significantly, thereby resulting in a difficult environment for Expressz.

In order to accommodate market needs, TME has sought to improve the efficiency of its publications by changing formats and paper types, decreasing pagination and reallocating distribution. Significant lay-offs of print staff have also been carried out to improve profitability. The integration of print and online products has been further strengthened by tailor-made combined packages as marketing tools. The print business will be suspended in the near future in accordance with management's strategy leaving the business to focus on its online operations. The timing of the suspension will be decided by management at the end of 2012.

As a result of the above measures, TME's print portfolio in Hungary accounted for approximately 55.0 per cent. of its business in Hungary as at 31 December 2011 (69.0 per cent. as at 31 December 2010) and 52.0 per cent. as at 30 June 2012 (63.0 per cent. as at 30 June 2011) and represents a major component of advertising media (especially in the generalist, vehicle and job segments) with an annual circulation of 2.9 million.

Expressz has strong brand awareness and a good reputation, which is expected to be a significant asset in the online transition to TME's core advertising segments and in further exploiting remaining opportunities in print.

Other than Expressz, Auto-Motor and Expressz Haszonjarmu are the vertical titles that specialise in auto and commercial vehicles (which use sub-pages of the Expressz.hu website).

Online

Since 2011, TME has optimised the vehicle (auto and commercial vehicles) and real estate categories of its main website www.expressz.hu in order to provide better products and functionality to its customers. TME redesigned the jobs category and launched a new category structure with new search and filter mechanisms, resulting in more relevant search result pages, enabling users to find ads with fewer page impressions by using a free text quick filter. After these developments, the jobs section became a fully paid category, where advertisers must pay for each new or renewed advertisement.

Expressz's online traffic continued to grow in 2011, with 1,252,464 unique monthly visitors as at 31 December 2011 (1,038,524 as at 31 December 2010) (Source: Media Webaudit), a 21 per cent. increase against the previous year. TME continued using Google Ad-words as its main advertising platform, while the traffic from long-term portal partnerships also continued to grow. TME launched a new long-term portal partnership with the second largest Hungarian car magazine, while also continuing its long-term cooperation with the biggest market player.

In 2012, TME's key strategy is to increase monetisation of its online products. Additional paid products and services will be introduced to help achieve TME's long-term revenue and profit goals.

Croatia

The business trends of the last several years continued throughout 2012, with worsening internal conditions of TME's core markets. Despite several difficult years in which significant revenue drops were recorded, as well as a decrease in the number of ads, Oglasnik, TME's key publication in Croatia, has been able to maintain its strong market position and its market share in most of the key operating categories in the classifieds area during the first half of 2012.

Revenue drops from previous years continued in 2012, and TME continued to adapt to the changing market size and characteristics of its core markets. TME was able reduce costs significantly, successfully counteracting the revenue declines, resulting in higher profitability as compared to previous years (see "Operating and Financial Review" for further information).

Print

The print market in Croatia dominates TME's business both in terms of revenue and profit.  At the same time, the share of the online business as part of total revenues continues to increase.  Over the course of 2011, the share of the online business as part of total revenues increased from 16.9 per cent. to 21.1 per cent.  (13.0 per cent. as at 31 December 2010).

The generalist advertising category is a key product source in TME's print portfolio and generates a significant part of TME's total revenues and profit. Therefore, significant focus was placed on this category due to its importance and current customer needs. 1.7 million generalist publications were circulated with 2.9 million published advertisements as at 31 December 2011 (2.2 million generalist publications were circulated with 3.5 million published advertisements as at 31 December 2010).

Online

In line with the depressed and underdeveloped total online advertising market, the size of which continued to decrease, TME's online business in Croatia had a difficult 2011 and has continued to experience difficulties in the first half of 2012. The online advertising market in Croatia is still underdeveloped, representing between 4.0 per cent. to 4.5 per cent. of the total advertising market, however it does represent significant future business and revenue potential. Furthermore, all classic advertising channels (TV, radio, outdoor and print) were subject to price wars, which resulted in significant erosion of the total advertising market value. This continues to hinder the growth of the online advertising market.

TME's online portfolio in Croatia consists of four websites, www.oglasnik.hr, www.auti.hr, www.posao.hr and www.nekretnine.net, which in total had 448,000 unique monthly visitors as at 31 December 2011 (581,647 as at 31 December 2010).

TME's most important website, the generalist www.oglasnik.hr, is the second largest generalist website, with more than 106,000 live ads and more than 220,000 unique monthly visitors on average over the course of 2011. Car website www.auti.hr is the market leader in its category, having more than 140,000 unique monthly visitors on average over the course of 2011. TME's white collar job site, www.posao.hr, had more than 163,000 unique monthly visitors as at 31 December 2011 and it is the second largest website in the white collar job segment by number of unique monthly visitors and published ads editions. TME's real estate website, www.nekretnine.net, is the second largest website in its category, having more than 46,000 unique monthly visitors on average over the course of 2011.

In 2012, Oglasnik intended to launch new editions of oglasnik.hr, auti.hr and nekretnine.net, introducing many new features and advertising possibilities which would enable TME to retain and/or achieve the market leading position in each of its key categories while increasing monetisation of its online products.  Online revenue for the first six months of 2012 decreased 20.0 per cent. in Croatia due to a decline in advertisement expenditure which also resulted in a 30.0 per cent. decline in print revenues.

Moje Delo Group (Slovenia, Bosnia & Herzegovina and Serbia)

Moje Delo is a leading Slovenian provider of job postings, job seeking and career development products. With its unique and progressive marketing approach (which includes online advertising campaigns and the organisation of job fairs) it is creating demand and selling services to companies and individuals interested in career and job searches. Moje Delo's aim is to be able to provide companies and individuals with a broad range of products for career and HR development.

Partnerships with six of the eight largest Slovenian newspapers and 30 web pages gives TME an extensive advertising reach, helping it to pursue its aggressive growth plans in the region. Moje Delo has traditionally generated the majority of its revenue in Slovenia.

Moje Delo recovered from the effect of the global financial crisis on its operations in 2010, and in 2011 the business improved significantly.  Focusing on customers, new projects and its leading position in the market were the key reasons for the improved results in 2011.  TME invested in an upgrade of its software system to provide more up-to-date, accurate and useful information.

Moje Delo’s database and number of users has been rising over the last years. Moje Delo continues to be the largest and most visible recruiting portal in Slovenia.

Summary Information Regarding TME's Leading Publications

Country	Number of publications in region (as of 30 June 2012)	Number of editions per publication	Major publications	Segment	Primary market(s)	Year founded	Frequency	Revenue model	2011 circulation	Approximate number of classified advertisements in 2011
									(millions of copies sold)	(millions of advertisements)
Russia and CIS	152	70	Iz Ruk v Ruki	Generalist	Moscow and cities across Russia, Kazakhstan and Belarus	1991	Daily/ Weekly	Free Ad/Paid Circulation	43.0	47.0 in Russia 52.0 in total
		6	Aviso	Generalist	Cities in Ukraine including Kiev, Odessa, Dnepropetrovsk, Cherkasy, Zhitomir, Kharkov and Rovno	1992	Bi weekly/ Weekly	Free Ad/Paid Circulation	3.0	4.0
		35	Rabota Segodnya	Employment	Moscow and regions and Kazakhstan	1997	Weekly	Paid Ad/Paid Circulation	3.0	3.5
		12	Avto	Automotive	Moscow, St. Petersburg, Belarus, Eastern Russia, Siberia, Southern Russia	1997	Weekly	Paid Ad/Paid Circulation	5.0	6.5
		3	Nedvizhimost	Real Estate	Moscow, St. Petersburg, Belarus	1998	Weekly	Paid Ad/Paid Circulation	1.0	1.5
		2	Commercial Real Estate	Business Real Estate	Moscow	2003	Bi- Monthly]	Paid Ad/Free Circulation	1.0	1.5
		24	Other Publications	—	Moscow and regions	—	—	—	5.4	6.0
Hungary	3	1	Expressz	Generalist	Budapest/National	1984	3 issues /week	Paid Ad/Paid Circulation	1.6	1.2
		1	Expressz Auto-Motor	Automotive	Budapest/National	1997	Weekly	Paid Ad/Paid Circulation	0.4	0.3
		1	Expressz Haszonjármü	Heavy Equipment	National	1999	Weekly	Paid Ad/Paid Circulation	0.9	0.8
Croatia	3	3	Oglasnik	Generalist	Zagreb/ National	1989	3 issues/ week	Free Ad/Paid Circulation	1.9	3.0
Slovenia, Bosnia & Herzegovina and Serbia		No Print Titles

Summary Information Regarding TME's Leading Websites

Country	Website	Segment	Primary market(s)	30June 2012 UMV*	31 Dec 2011 UMV*
Russia and CIS	Irr.ru - Irr.by - Irr.kz	Generalist, car, real estate	Russia, Belarus, Kazakhstan	10.0	8.5
	Job.ru	Job	Russia	5.1	3.5
	Trucklist.ru	Heavy Equipment	Russia	0.2	0.2
Hungary	Expressz.hu	Generalist, car, real estate	Hungary	2.5	2.3
Croatia	Oglasnik.hr	Generalist, car, real estate	Croatia	1.2	1.2
Slovenia, Bosnia & Herz. and Serbia	Mojedelo.com	Job	Slovenia, Bosnia & Herz.Serbia	0.4	0.5
______________________
* UMV : Unique monthly visitors (in millions)

Operations

General

TME's registered office is in Jersey, with its principal administrative offices in Amsterdam and Moscow.  TME's operating structure is designed to provide centralised control over financial management, acquisitions, strategic partnerships and Internet development.  TME provides local managers with support for finance, sales, marketing, production and distribution, while giving them the responsibility and the flexibility to react quickly and effectively to varying local market conditions.  Within each of TME's major metropolitan and regional markets, there are operations managers, sales and marketing teams, a production group and distribution managers.

Sales

TME sells advertisements in print publications and on websites through its local direct sales force, centralised agency sales team and customer service call centres.

TME's growing number of websites and various publications, such as lz Ruk v Ruki in Russia, have a national reach, and in these cases TME solicits national advertising, either directly or through advertising agencies.

Each of TME's local print and online media operations has a dedicated direct sales force focused on retaining existing advertisers and acquiring new ones, particularly local businesses such as car dealers, real estate brokers and other local retailers, through sales visits to customers. In addition, TME's sales teams in both its satellite offices and call centres up-sell enhancements to advertisements and value-added services including "Power Pages" solutions and inventory lot management. Local sales teams are also instrumental in promoting TME's websites to advertisers in print publications with integrated print and online advertising offered to professional advertisers for an incremental fee.

The local managers set advertising rates and cover prices of the relevant local publication, after consultation with TME's centralised management. The advertisements typically run for one to four editions and are generally published on a daily, weekly or monthly basis.

Customers typically place advertisements in TME's print publications either through local call centres (via standard or premium rate telephone lines) or by filling in a coupon from the relevant publication and taking it to one of TME's ad placement offices located within each city or region. Customers in Moscow may also place both online and offline advertisements either by purchasing a telephone card from one of TME's ad placement offices and placing an advertisement over the phone, by purchasing an Internet card from one of TME's websites or ad placement offices and placing the advertisement online, or via SMS and MMS services by mobile phone.

Marketing

TME markets its brands through a variety of media, including television, radio and billboard campaigns. The Company carried out an active brand/image campaign in Russia during Q4 2011 through television, radio, billboard and poster advertising in order to increase brand awareness and internet traffic, the success of which can be measured in the number of unique daily visitor ("UDV") numbers. The UDV numbers for IRR.ru increased 31 per cent. and the UDV numbers for Job.ru increased 52 per cent. in the first eight months of 2012 as compared to the same period in 2011.

Distribution of Print Publications

TME distributes its products through a variety of channels, including:

•	independent wholesalers: third party distributors who purchase from TME directly at wholesale prices and sell through their own sales networks or to other networks;

•	individual distributors; and

•	satellite offices

TME's ability to distribute publications in an efficient and cost-effective manner is a decisive factor in its business. There is an operational department dedicated to managing the distribution process. Local distribution managers, through frequent contact with wholesalers, third party distributors and retailers, closely monitor the flow of publications to ensure that an adequate number of copies are available for sale or distribution, while minimising the number of unsold or undistributed copies.

In many of TME's regions, this process has been automated through the use of planning software. The distribution channels vary from region to region and TME has sought to expand its distribution network where feasible.

TME's publications are also distributed to readers at newsstands, convenience and grocery stores and other points of distribution.

Production, Printing and Technology

TME prepares its own page layout design for print publications using desktop publishing systems with modern commercial software packages. This is efficient in terms of the amount of labour and materials required and helps minimise the lead-time necessary to produce each edition. These digitally formatted layouts can be conveniently transferred by TME's designers to printing facilities or uploaded to websites at minimal added cost.

TME sold its Moscow printing house in April 2012. Its Samara printing house has been non-operational since the third quarter of 2011 but is still reflected in TME's  balance sheet.  TME's publications are now printed by third party printers after the decision to close TME-owned printing houses was taken in 2011, which created cost savings and led the way to sell unused land and properties to third parties. TME monitors established contracts (generally for 12-month terms with the option to extend) with reliable and proven printers, typically on a publication-by-publication basis.

With the help of its innovative in-house software (IT) development centre in Minsk, TME is implementing a technology initiative focusing on providing comprehensive and flexible technology platforms to support its online strategy.

Paper Supply

TME typically consolidates purchases of large quantities of paper in each country to obtain volume discounts. TME buys paper either directly from paper manufacturers or from third party printers. In the absence of fixed prices, long-term contracts or discount arrangements, TME purchases paper at market prices.

Competition

The markets in which the Group operates are highly dynamic and competitive. The majority of its co-operation is long term in nature and access to key platforms is critical to the success of the business. This requires sustained investment in technology, capability and infrastructure, which presents a low barrier to entry. However, these factors alone do not protect the Group from competition, and price competition and technical advances made by competitors could adversely affect the Group’s results.

Since 2009, new online players with generally strong, well funded capital bases have entered the Russian markets, negatively affecting TME's market position. In order to compete, significant marketing campaign budgets need to be established in a declining revenue environment due to a significant decline in the print ads market.

The Group has developed a balanced business portfolio and maintained a steady improvement in operational performance, which together with the establishment of long-term customer relationships and sustained investment in technology, allow the Group to respond to competitive pressure.

Intellectual Property

TME benefits from strong brand awareness of its products and services. Accordingly, TME considers its trademarks, servicemarks and copyrights to be critical factors in its success and relies on trademark, servicemark and copyright law, as well as licensing and confidentiality agreements, to protect its intellectual property. TME generally registers material trademarks and servicemarks in the key countries where the trademarks are used and actively pursues cases of infringement. All of its intellectual property is owned directly by TME or its subsidiaries and is held locally.

Employees

As at 30 June 2012, TME had 3,273 employees (excluding independent contractors) across seven countries. The table below sets out the number of full time employees employed by the Group at the end of the last three financial years and as at 30 June 2011 and 2012:

	Employees
	Year ended 31 December			Six months ended 30 June
	2009	2010	2011	2011	2012
Sales and Marketing	1,781	1,778	1,458	1,610	1,415
Production	1,350	1,302	1,029	1,233	991
General and Administrative	1,044	989	770	872	732
Distribution	204	197	195	185	135
Total	4,379	4,265	3,452	3,900	3,273

No work stoppages have had adverse effects on operations in the past years and TME considers the relationship with its employees to be good.

Real Estate

TME's business strategy does not contemplate investing in real estate assets and the land and buildings that TME owns are held primarily as the result of acquisitions of companies that already had real estate assets.  All other office, warehouse and production space is leased on market terms.  TME believes its properties are in good operating condition and that suitable or alternative space will be available on commercially reasonable terms as needed.  None of the Directors rent or make available facilities to TME and TME does not own any facility of any kind that is made available to any of its Directors.

No property of the Group accounts for 10 per cent. or more of TME's annual revenues as at 30 June 2012 (this was also the case as at 31 December 2011 and 31 December 2010).

Data Protection

As part of TME's business, it both receives and stores a large amount of personal information about its customers.  TME is subject to and in compliance with national laws on data protection in each of the markets in which it operates.

Disaster Recovery

TME's IT system has disaster recovery measures in place, such as surveillance and mitigation planning, which play a valuable role in avoiding or lessening losses from natural and man-made events.

The disaster recovery control measures can be classified into the following three types:

(i)	preventive measures;

(ii)	individual distributors; and

(iii)	satellite offices

Breaches of Online Security

TME has systems in place to deal with breaches of online security. These aim to prevent the unauthorised acquisition of unencrypted computerised data which could compromise the security, confidentiality, or integrity of personal information maintained by an individual or a commercial entity. An acquisition of personal information by an employee or an agent of an individual or a commercial entity made in good faith does not constitute a breach of online security if the personal information is not used or subject to further unauthorised disclosure.

Litigation

Other than disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months preceding the date of this Prospectus, a significant effect on the Group or its financial position or profitability.

The minority shareholders of Oglasnik d.o.o. ("Oglasnik") have commenced arbitration against TCM Adria d.o.o. ("TCM Adria") in the Zagreb Court of Arbitration (the "Arbitral Tribunal"). The minority shareholders claim that TCM Adria has not complied with the terms of an alleged put option granted to them in July 2004 by TCM Adria which would allow the minority shareholders to purchase 30 per cent. of Oglasnik. The minority shareholders claim that they have suffered loss in the amount of HRK 13,273,109.76 each, which in total amounts to HRK 26,546,219.52 (approximately EUR 3,545,000.00). The first hearing before the Arbitral Tribunal took place on 12 July 2012 and further hearings took place in September 2012. The Group has rejected the claim in its entirety on the basis that the put option is null and void. If the Arbitral Tribunal rules in favour of the minority shareholders, the judgment could have a material impact on the financial position or profitability of TCM Adria (TCM Adria may also be required to pay interest on the amount claimed by the minority shareholders at the rate of 14 per cent. for the period from 6 August 2009 to 30 June 2011 and at the rate of 12 per cent. for the period from 1 July 2011 until payment). See "Risk Factors—The Group does not own all of the share capital of all of its subsidiaries" for further information about the Company's relationship with minority shareholders.

Insurance

TME has a director & officer insurance policy, which provides financial protection for the directors and officers of the Company in the event they are sued in conjunction with the performance of their duties as they relate to the Company.

PRINCIPAL SHAREHOLDERS

The table below sets out details of the Company's principal shareholders (i) as at 10 December 2012 (being the latest practicable date prior to the publication of this document) and (ii) as at the Closing Date (assuming that all shareholders take up their rights under the Pre-emptive Share Offer in full and that the New GDR Offering is fully subscribed for by Eligible Investors).

	As at 30 September 2012			On the Closing Date
Shareholder	Number of Shares		% of Share Capital	Number of Shares		% of Share Capital
Hürriyet Invest B.V.	37,139,782	(2)	74.28	148,559,128	(3)	74.28
The Bank of New York Mellon Corporation(1)	12,509,209		25.02	50,036,836		25.02
Other	351,009		0.70	1,404,036		0.70
Total	50,000,000		100.00	200,000,000		100.00
______________________
(1)	The Bank of New York Mellon Corporation holds shares in its capacity as depositary in respect of the GDRs.
(2)
Hürriyet Invest holds 3,428 GDRs (representing 3,428 Shares or 0.007 per cent. of the Company's share capital) in addition to its direct holding of 37,139,782 Shares, giving it an aggregate interest in 37,143,210 Shares or 74.29 per cent. of the Company's share capital.

(3)
Following the New GDR Offering, it is expected that Hürriyet Invest will hold: (i) 13,712 GDRs (representing 13,712 Shares or 0.007 per cent. of the Company's share capital); and (ii) 148,559,128 Shares, giving it an aggregate interest in 148,572,840 Shares or 74.29 per cent. of the Company's share capital.

No major shareholders have voting rights that differ from any other holder of Shares.

Hürriyet Invest is wholly owned by Hürriyet which in turn is a majority owned subsidiary of Doğan Yayın Holding A.Ş. ("DYH"). Hürriyet is listed on the Istanbul Stock Exchange ("ISE") in Turkey. DYH is also listed on the ISE and is controlled by Doğan Şirketler Grubu Holding A.Ş. ("DSGH"). DSGH is also listed on the ISE and is controlled by Aydın Doğan, the Doğan family and other companies owned by the Doğan family.

There are no arrangements in place which would result in a change of control of the Company and there are no arrangements between the shareholders or beneficial owners or any other party in relation to the control of the Company. The Company does not have an agreement, and has no plans to enter into an agreement, with Hürriyet Invest, to ensure that Hürriyet Invest will not abuse its control of the Company and Hürriyet Invest may have interests that conflict with those of the holders of the GDRs. See "Risk Factors – Risks related to the New GDRs – Hürriyet Invest's controlling interest in the Company could lead to the Company undertaking actions contrary to the interests of minority shareholders and blocking actions in the interests of minority shareholders".

Jersey law does not require persons with interests in shares in excess of certain thresholds to notify the relevant company of such holdings.  Under the Company's Articles of Association (the "Articles") the Directors may require the Company's shareholders to disclose to the Company the identity of any party who has an interest in the Shares held by such shareholders.  As of the date of this Prospectus, the Directors have not made such a request of any shareholder.

There are no interests or conflicting interests that are material to the offer.

DIRECTORS AND SENIOR MANAGEMENT

Directors

The Company's directors (together, the "Board of Directors", the "Directors" or the "Board") are:

Name	Age	Position
Ms.Vuslat Sabancı	41	Chairwoman of the Board & Senior Executive Director
Mr. Paul F. E. Tesselaar	66	Vice-Chairman of the Board & Senior Independent Non-Executive Director
Mr. Michel H. P. Teheux	41	Non-Executive Director

The business address of each director is Zwarteweg 6D 1412, GD Naarden, The Netherlands.

Vuslat Sabancı, Chairwoman, Senior Executive Director

Ms. Sabancı, a Turkish citizen, has been a member of the Board of Directors since March 2007. She was appointed Chairwoman of the Board and Senior Executive Director in August 2010.

Ms. Sabancı currently holds: (i) a number of positions within the Group, including the positions of Chairwoman of the Board, President of the Compensation and Nomination Committee (the "Compensation Committee") and member of the Audit Committee; and (ii) a number of positions within the Hürriyet Group, including the position of Chairwoman of its board of directors.  Previously, Ms. Sabancı was Chief Executive Officer and a member of the board of directors of the Hürriyet group.

Prior to joining the Hürriyet group in 1996, Ms. Sabancı worked at the Wall Street Journal and the New York Times. She is a graduate of Bilkent University (B.A. Economics) and holds a masters degree (LL.M) in Media and Communications from Columbia University. She is also a member of the executive board of the International Press Institute (IPI).

Paul F.E. Tesselaar, Vice-Chairman of the Board & Senior Independent Non-Executive Director

Mr. Tesselaar, a Dutch citizen, has been a member of the Board of Directors since January 2006 and has been Vice-Chairman of the Board of Directors, President of the Audit Committee and a member of the Compensation Committee since 2010.

He served as Chief Executive Officer of ANP (the Dutch press agency) from 1998 until April 2007. He is a Board member of Data Direction B.V. and Buurtlink. He also has experience in marketing and finance, serving as Managing Director of Chipper Netherlands (a joint card venture between Postbank and Dutch telecommunications firm Kpn) and Managing Director of Bonaventura (a weekly magazines publisher). Mr. Tesselaar received an MBA from INSEAD.

Michel H. P. Teheux, Non-Executive Director

Mr. Michel H. P. Teheux, a Dutch citizen, has been a member of the Board of Directors since 2008. He graduated in Business Economics at HES Amsterdam and started his career at the Institute for International Research (IIR - Informa) as Financial Controller for the operational businesses. After three years, he joined IIR Group Finance as International Controller, where he gained experience in internal audit and shared service centres. After IIR, he worked for Lycos Europe N.V. as Manager of Group Accounting and Reporting. In 2005, he joined Honeywell B.V. as the Finance Manager of the corporate departments for The Netherlands.

Currently, he is Finance Director at the Group's corporate headquarters in Naarden, The Netherlands, and has extensive experience in finance and shared services.

Senior Management/Executives

The members of the Company's senior management and its board adviser are:

Name	Age	Position
Mr. Ahmet Özer	40	Chief Executive Officer of TME and General Director of Pronto Moscow
Mrs. Natalia Borisova	46	Chief Financial Officer
Mr. Hakan Hanlı	45	General Secretary and Counsel, Chief Legal Officer
Mr. Nami Adsız	44	Vice President, Finance, Treasurer and Controller
Mr. Toczik Zsolt	45	General Manager, CEE Group
Mr. Vasily Potapov	42	Deputy Director General, Business Development
Mr. Roelof A. Quintus	65	Board Adviser

The business address of the senior managers and its board adviser is Zwarteweg 6D 1412, GD Naarden, The Netherlands.

Ahmet Özer, President, Chief Executive Officer of TME and General Director of Pronto Moscow

Mr. Ahmet Özer, a Turkish citizen, was appointed Chief Executive Officer of the Company and General Director of Pronto Moscow in July 2010 after having joined the Doğan Group in 1996 as the Strategy and Business Development Manager in Doğan Holdings, where he contributed to creation of future strategies of the Doğan Group and took advantage of new investment fields. He headed up the investor relations team of Doğan Holdings in 2003.

Mr. Özer held various project management roles in a number of companies prior to joining the Doğan Group and graduated from the Bogazici University Department of Economics in 1994.

Natalia Borisova, Vice President, Chief Financial Officer

Mrs. Borisova, a Russian citizen, joined the Company in 2011 as Chief Financial Officer.

Prior to this, she was the Head of Finance in major international companies in Russia, including the Scania Group, Honeywell and the Birds Eye Iglo Group, where she worked for over 15 years in finance. She graduated from the Russian Economy Academy G.V. Plekhanov Department of Trade and Economics.

Hakan Hanlı, General Secretary & Counsel, Vice President, Chief Legal Officer

Mr. Hanlı, a Turkish citizen, was appointed General Secretary of the Company in 2007, after having joined the Company and the Doğan Group in September 2007.

Mr. Hanlı was a Senior Attorney-at-law in various international and European law firms in Brussels between 1994 and 2004. He recently worked at Pekin & Pekin (2004-2007) and has been advisory counsel at Caga & Caga since 2007 in Istanbul, working in various fields of International, European and Turkish laws. Mr. Hanlı graduated from the Ankara University Law School (LL.B), Université Catholique de Leuven Law School (LL.M), and VUB & Harvard Law Schools (Ph.D, Juris Doctor in "International Law & Business").

Nami Adsız, Vice President, Finance, Treasurer & Controller

Mr. Adsız, a Turkish citizen, was appointed Vice President for corporate finance of the Company in 2011, having joined the Doğan Group in 2006. He was previously a member of the Company's purchasing committee, responsible for cash management appraisal and worked in the Paris headquarters between 2007 and 2008 as Group Treasurer, before moving to the Moscow office in 2010 to perform the role of Group Finance Manager.

Prior to joining the Doğan Group, Mr. Adsız worked in treasury in the banking sector for 14 years, before joining the energy sector within Areva. He graduated from the Middle East Technical University, Department of Management in 1990.

Toczik Zsolt, General Manager, Vice President, Central Eastern Europe (CEE) Group

Mr. Zsolt, a Hungarian citizen, was appointed as head of the Group's CEE operations in mid-2010, having joined the Group in 2007 as General Manager of its Hungarian operations.

Mr. Zsolt has more than 15 years of experience in sales, marketing and general management roles in international companies, including Procter & Gamble and the Croatian Agrokor d.d. He holds a B.A. degree in economics from the College of Commerce and Catering, Szolnok.

Vasily Potapov, Vice President, Deputy Director General (DDG)

Mr. Potapov, a Russian citizen, joined the Company at the end of 2010 as deputy director general for business development.

Prior to this, he worked in the fast moving consumer goods industry for more than ten years, working at companies such as in Wimm-Bill-Dann Foods, in various roles such as sales director. He graduated from the University of Moscow and has held an MBA since 1992.

Roelof A. Quintus, Board Adviser

Mr. Roelof A. Quintus, a Dutch citizen, was an independent and non-executive director of the Company until 2009 and was then appointed as an adviser to the Board of Directors and member of the Audit and Compensation Committees on 17 August 2010. He graduated from both Stanford University (MBA 1971) and Paris University (Maitrise 1969, IHEI 1969). Mr. Quintus has an entrepreneurial background and has spent most of his career working internationally. From 1975 onwards, Mr. Quintus founded and co-founded several companies, mostly in the medical and energy sectors. In 1990, Mr. Quintus completed the sale of Quimex SA and Excel Energy Ltd., both of which are oil and gas production equipment distribution companies established by him, to Exterran, a US oil services company. Mr. Quintus is currently the Managing Director of MSI SA, an oil and gas well service equipment distribution company, and is engaged in the development of two similar companies in the oil and gas industry. Mr. Quintus was also an independent non-executive director of the Company between 2007 and 2010.

At the date of this document, none of the Directors, board advisers and senior managers has at any time within the last five years:

(i)	had any convictions (whether spent or unspent) in relation to offences involving fraud or dishonesty;

(ii)	been adjudged bankrupt or been the subject of any individual voluntary arrangement;

(iii)	been the subject of any official public incrimination and /or sanctions by statutory or regulatory authorities (including designated professional bodies);

(iv)	been disqualified by a court from acting as a director or other officer of any company or from acting in the management or conduct of the affairs of any company;

(v)
been a partner in a partnership which, while he was a partner or within 12 months of his ceasing to be a partner, was put into compulsory liquidation or administration or which entered into any partnership voluntary arrangement, or had a receiver appointed over any partnership asset;

(vi)	had a receiver appointed with respect to any assets belonging to him; or

(vii)
has been a director of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or which entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of creditors, at any time during which he was a director of that company or within 12 months after his ceasing to be a director.

In addition to their directorships in the Company and certain wholly owned subsidiaries of the Company, the Directors and members of senior management hold, or have held within the past five years, the following directorships or partnerships:

Name	Directorships/Partnerships	Position still held (Y/N)
Directors
Ms.Vuslat Doğan Sabancı	Hürriyet Group Doğan Holding A.S.	Y Y
Mr. Paul F.E. Tesselaar	European Photo Agency	N
	ANP N.V.	N
	Data Direction B.V.	N
	Postcode Nieuws Net N.V.	N
Mr. Michel H. P. Teheux	Honeywell Holding B.V	N
Senior Management
Mr. Ahmet Özer	Hürriyet Group	N
Mrs. Natalia Borisova	Scania Group Honeywell Holding B.V. Birds Eye Iglo Group	N N N
Mr. Hakan Hanlı	Hürriyet Group	Y
Mr. Nami Adsız	Hürriyet Group	N
Mr. Toczik Zsolt	P&G Group	N
Mr. Vasily Potapov	Agrokor d.d. Wimm-Bill-Den Foods OJSC	N N
Mr. Roelof A. Quintus	MSI S.A. O&G S.A.	Y Y

Save as set out above, none of the Directors or senior management has any business interests, nor performs any activities, outside the Group which are significant with respect to the Group.

None of the Directors or members of senior management have any family relationship for the purposes of the Prospectus Rules of the Financial Services Authority.

 There are:

(i)	no conflicts or potential conflicts of interest between any duties to the Company of the Directors, board advisers and senior managers and their private interests and/or other duties; and

(ii)	no arrangements or understandings with major shareholders, members, customers, suppliers or others, pursuant to which any of the Directors, board advisers and senior managers were selected.

Corporate Governance

The UK Corporate Governance Code (the "UK Corporate Governance Code") sets out certain corporate governance recommendations in relation to public limited companies incorporated in England and Wales.  There are no corporate governance recommendations applicable to companies incorporated in Jersey, but the Company intends, so far as it is able, having regard to its size and stage of development, to comply with the recommendations of the UK Corporate Governance Code as if it were a public company incorporated in England and Wales.

As a Jersey incorporated company, the Company is governed according to its Articles and the relevant provisions of the Companies (Jersey) Law 1991.  The Board is responsible for the proper management of the Group and confirms that the Group has complied throughout the financial year ended 31 December 2011 with most of the relevant provisions set out in UK Corporate Governance Code.  The departures from UK Corporate Governance Code are discussed below:

Board Restructuring

Between 2009 and 2010, a major restructuring of the Board and Committees of the Board took place.  In 2009, the Board was reduced from eight directors to three and the numbers on each Committee were also slimmed down. Upon the resignations of the Advisory Committee members, the Advisory Committee, which had been in place to provide professional, fresh and objective ideas and challenges and the impetus for making any necessary changes to the Company's operations and strategy on an ongoing basis, was abolished on 17 August 2010 by the Board. As a result of these re-organisations, the majority of the Board and the Compensation Committee are no longer considered independent as required by UK Corporate Governance Code.

The restructuring of the Board and the Committees took place with two simple considerations in mind, simplicity and efficiency.  TME is a company going through transition, driving its revenues from offline to online.  As a result of this transition, a more flexible body was needed to push these changes forward.

After the Advisory Committee was abolished, two qualified senior experts, Roelof A. Quintus and Hasan Hakkı Yılmaz, were appointed as advisers to the Board on 17 August 2010 in order to provide professional, fresh and objective ideas and challenges and the impetus for making the required changes to operations and strategy.

The advisers to the Board have committed to reflect on the impact of this new structure in the future and to assess whether this is the most suitable structure for the business and its oversight.

Role of the Chairwoman

The UK Corporate Governance Code recommends that the roles of Chairperson and Chief Executive Officer should not be exercised by the same individual. Ms. Doğan Sabancı is both the Chairwoman and the Senior Executive Director of the Company and is therefore not considered by the Company to be independent for the purposes of the UK Corporate Governance Code.

Compensation Committee

The Compensation Committee is responsible for establishing and controlling the Company's internal practices and rules for the financial compensation of its Directors, members of senior management and any other key employees.  It is also responsible for fulfilling the duties of a typical nomination committee, namely reviewing the Board's structure and identifying potential candidates to be appointed as Directors, as the need may arise.  This Committee also determines succession plans for the Chairman and Chief Executive Officer.

The Compensation Committee also generates an annual remuneration report to be approved by the shareholders of the Company at the annual general meeting.  The Compensation Committee normally meets not less than twice a year.

The Compensation Committee is comprised of one executive director and two non-executive directors.  Ms Doğan Sabancı is President of the Compensation Committee and Mr Paul F. E. Tesselaar and Mr Roelof A. Quintus are the other members of the committee.  The UK Corporate Governance Code recommends that all members of nomination and remuneration committees be non-executive directors, independent in character and judgment and free from any relationship or circumstance which may, could or would be likely to, or appear to, affect their judgment.

Ms Sabancı, President of the Compensation Committee, is the Company's Senior Executive Director and is also Chairwoman of Hürriyet group, the Group's majority shareholder.  She is not a non-executive director and is not considered by the Board of Directors to be independent for the purposes of the UK Corporate Governance Code.  Mr. Tesselaar is an independent non-executive director and Mr Quintus is an adviser to the Board and both are considered by the Board of Directors to be independent in character and judgment and free from any relationship or circumstance which may, could or would be likely to, or appear to, affect their judgment. Save for Ms. Sabancı's role as President of the Compensation Committee, the Company is in compliance with the recommendations of the UK Corporate Governance Code in connection with the composition of a company's remuneration and nominations committees.

Audit Committee

The role of the Audit Committee is to review, prior to its publication, any financial information made public through quarterly and half yearly press releases on the Company's results, monitor the Company's financial, accounting and legal practices against relevant ethical standards, review any changes in accounting methods and main judgments made by management at the close of the half year and annual consolidated financial statements and supervise the Company's compliance with accounting and financial internal control processes.

The Audit Committee also recommends the choice of independent auditors to shareholders and approves the fees paid to them.  It also discusses with the auditors their findings.

In addition, the Audit Committee directs the Company's internal audit function and reviews and analyses the reports issued by the internal audit team after a written response from management.

The Audit committee meets at least four times per year.

The Audit Committee is comprised of two non-executive directors and two representatives of Hürriyet Group.  Mr Tesselaar is President of the Audit Committee and Mr. Quintus, Ms Doğan Sabancı and Mr. Sertkaya are the other members of the committee.

The UK Corporate Governance Code recommends that all members of an audit committee be non-executive directors, independent in character and judgment and free from any relationship or circumstance which may, could or would be likely to, or appear to, affect their judgment.

As mentioned above, Ms Doğan Sabancı is an executive director and is not considered by the Board of Directors to be independent for the purposes of the UK Corporate Governance Code.  In addition, Mr Sertkaya is an employee of the Doğan Group and is Vice-President of Internal Audit activities within the parent groups of Hürriyet and Doğan Holdings.  As such, Mr Sertkaya is not a non-executive director and is not considered by the Board of Directors to be independent for the purposes of the UK Corporate Governance Code.  Mr Tesselaar is an independent non-executive director and Mr Quintus is an adviser to the Board and both are considered by the Board of Directors to be independent in character and judgment and free from any relationship or circumstance which may, could or would be likely to, or appear to, affect their judgment. Save for Ms Doğan Sabancı's and Mr Sertkaya's roles as members of the Audit Committee, the Company is in compliance with the recommendations of the UK Corporate Governance Code in connection with the composition of a company's audit committee.

Management of Subsidiaries

The Group's operations are organised according to a decentralised model with each General Manager, assisted by a financial controller, reporting directly to the CEO.

Internal control measures are implemented within each operation under the supervision and responsibility of the relevant General Manager.  The internal audit function operates independently of the regional structure and reports directly to the Audit Committee.

Remuneration of Directors and Senior Management

Since 2009, there have been no service contracts in place for the Directors, board advisers and senior managers.  The terms and conditions of Directors', board advisers' and senior managers' employment have been fixed by resolutions of the Compensation Committee, most recently on 29 March 2011.

The aggregate amount of remuneration paid by the Company to its Directors and senior management as a group for services in all capacities provided to the Company during the year ended 31 December 2011 was $2.2 million in salary and bonuses (other than health insurance and car allowances for senior management).  No other remuneration or benefits were paid in the year ended 31 December 2011.

No amount was set aside or accrued by the Group to provide pension, retirement or similar benefits.

The Directors do not receive any benefits upon termination of employment or service except as provided herein.

As at 31 December 2011, the Directors, committee members and board advisers were entitled to the remuneration and benefits set out below (in euro):

Name	Annual Base salary or fees in 2011
Directors
Ms.Vuslat Sabancı	27,000
Mr. Paul F.E. Tesselaar	29,250
Mr. Michel H. P. Teheux	10,000
Mr. Roelof A Quintus	30,500
Mr. Sertkaya	4,000

Ms. Doğan Sabancı receives a fixed fee of €5,000 per quarter for her services as Chairwoman, a fixed fee of €1,000 per quarter for her services as President of the Compensation Committee and a fixed fee of €1,000 per quarter for her services as a member of the Audit Committee.

Mr. Tesselaar receives a fixed fee of €5,000 per quarter for his services as Vice-Chairman, a fixed fee of €1,000 per quarter for his services as a member of the Compensation Committee and a fixed fee of €1,000 per quarter for her services as a member of the Audit Committee.

Mr. Teheux receives a fixed fee of €2,500 per quarter for his services as non-executive Director.

Mr. Quintus receives a fixed fee of €5,000 per quarter for his services as Board Adviser, a fixed fee of €1,000 per quarter for his services as a member of the Compensation Committee and a fixed fee of €1,000 per quarter for her services as a member of the Audit Committee.

Mr. Sertkaya receives a fixed fee of €1,000 per quarter for his services as a member of the Audit Committee.

Directors' and Senior Management Interests in the Company

As at 10 December 2012 (being the latest practicable date prior to the publication of this document) and (ii) as at the Closing Date (assuming that all shareholders take up their rights under the Pre-emptive Share Offer in full and that the New GDR Offering is fully subscribed for by Eligible Investors) no Director or senior manager had any interest in the share capital of the Company.

Stock Option Plans and Pension Arrangements

TME's stock option and incentive plan was abolished in 2010. As at the date of this Prospectus, the Group does not have a share option plan and no share options have been granted to the Directors, the Board advisers, the senior management or any employees.

Model Code

The Company has adopted a code on securities dealings in relation to the GDRs (and the Shares represented thereby) which is based on, and is at least as rigorous as, the Model Code as published in the Listing Rules.  The code adopted by the Company applies to the Directors and other relevant employees of the Group.

DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE

Set out below is a summary of material information concerning the Company's share capital, including a description of certain rights of the holders thereof (the "members"), and related material provisions of the Articles.  This information is not exhaustive and reference should be made to the Articles and to the laws of Jersey.

General
Trader Media East Limited was incorporated under the laws of Jersey on 11 November 2005 as a private limited company with registered number 91704.  Pursuant to a resolution of its sole member passed on 3 February 2006, Trader Media East Limited was converted to a public limited company with effect from the date of such resolution.  The Company's constitutional documents are available as a matter of public record from the offices of the Registrar of Companies in Jersey.  The Company's registered office is at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.  The Company's principal and administrative offices are at Zwarteweg 6D 1412, GD Naarden, The Netherlands, where the Company's telephone number is +31 35 699 1760.

Purpose

Under Jersey law, companies have unlimited corporate capacity and as such there is no objects or purpose clause in the Company's constitutional documents.

Capitalisation of Reserves

The Company may, upon the recommendation of the Directors, resolve that it is desirable to capitalise any undistributed profits of the Company (including profits carried and standing to any reserve or reserves) not required for payment of fixed dividends on any shares entitled to fixed preferential dividends with or without further participation in profits, or any sum carried to reserve as a result of the sale or revaluation of the assets of the Company (other than goodwill) or any part thereof or, subject as hereinafter provided, any sum standing to the credit of the Company's share premium account or capital redemption reserve fund and accordingly that the Directors be authorised and directed to appropriate the profits or sum resolved to be capitalised to the members in the proportion in which such profits or sum would have been divisible amongst them had the same been applicable and been applied in paying dividends, and to apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such members respectively, or in paying up in full any unissued shares or debentures of the Company, such shares or debentures to be allotted and distributed, credited as fully paid up, to and amongst such members in the proportions referred to above, or partly in one way and partly in the other.  The share premium account and the capital redemption reserve fund and any unrealised profits may not be applied in the paying up of any debentures of the Company.

Share capital

Without prejudice to any special rights for the time being conferred on the holders of any class of shares (which special rights shall not be varied or abrogated except with such consent or sanction as contained in the Articles) any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions whether in regard to dividends, return of capital, voting or otherwise as the Company may from time to time by special resolution determine.

The Company was incorporated under the Companies (Jersey) Law 1991 with an authorised share capital of £10,000 divided into 10,000 shares of a par value of £1 each of which two were issued nil paid on incorporation.  By a resolution of its members passed on 25 January 2006 the authorised share capital of the Company was redenominated in US dollars and increased to US$80,000,000 divided into 500,000,000 shares of a par value of US$0.16 each of which 50,000,000 fully paid shares are currently in issue.  The Company may by special resolution alter its share capital in any of the ways permitted or provided for under the Companies (Jersey) Law 1991.

Subject to any confirmation by the court and the provisions of the Companies (Jersey) Law 1991 the Company may by special resolution reduce its share capital in any way.

Other than as disclosed in this document in "Directors and Senior Management—Stock Option Plans and Pension Arrangements", there are no options, acquisition rights and/or obligations over authorised but unissued capital and the Company has not given any undertakings to further increase the capital.

Unless otherwise directed by an extraordinary resolution of the Company in general meeting, and except for issues during any calendar year of the equivalent of up to 10 per cent. of the Shares currently in issue as of 1 January of such calendar year (which shares shall be allotted and issued at the discretion of the Directors), all new shares shall be offered only to existing members and in proportion to the existing shares held by them.  Such offers shall be made by notice specifying the number of shares to which the member is entitled and prescribing the period within which the offer will remain open, and upon the expiry of such period the offer, if not accepted, shall be deemed to have been declined.  All such shares, if offered to the shareholders and not taken up by them, shall be disposed of by the Directors in such manner as the Directors think most beneficial to the Company.

The Company may alter its share capital by special resolution.  Subject to the preceding paragraph, any new shares created on an increase or other alteration of share capital shall be issued upon such terms and conditions as the members of the Company in general meeting shall direct.

Subject to the Companies (Jersey) Law 1991, whenever the share capital of the Company is divided into different classes of shares the special rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied or abrogated at any time with the consent in writing of the holders of the majority of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that class.

Pursuant to the Articles, the special rights conferred upon the holders of any share or class of shares issued with preferred, or other special rights shall not (unless otherwise expressly provided by the conditions of the issue of such shares) be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Form and transfer of shares

The Shares are all of the same ordinary class and are limited shares of US$0.16 each in a company incorporated pursuant to the Companies (Jersey) Law 1991 (as amended).  The Shares do not have an ISIN (International Security Identification Number) or other such security identification code.  The Shares are in registered form and are certificated.  The register is kept at the registered office of the Company at 22 Grenville Street, St Helier, Jersey, JE4 8PX (Channel Islands) by State Street Secretaries (Jersey) Limited.

The Shares carry equal rights to dividend and on any return of capital whether on a winding up of the Company or in any other manner.

The Shares are freely transferable save that the Directors of the Company may refuse to register any transfer of partly paid shares, including, without limitation, a transfer of such shares to a person of whom they do not approve and may refuse to register any transfer of shares on which the Company has a lien.

Repurchase of the Company's own shares

Neither the Company nor any member has the right to redeem any of the Shares but the Company may repurchase shares in accordance with the provisions of the Companies (Jersey) Law 1991.  Pursuant to the Companies (Jersey) Law 1991 as amended shares may only be repurchased with the sanction of a special resolution and the Company may only repurchase shares if the Directors who authorise the payment reasonably believe that following such payment the Company will be able to meet the solvency tests set out in the Companies (Jersey) Law 1991.

Lien

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single member for all the debts and liabilities payable by him or his estate to the Company but the Directors may at any time declare any share to be exempt from the provisions of the relevant article.  The Company's lien (if any) on the Shares shall extend to all dividends payable thereon.

General meeting of members

An annual general meeting shall be held once in every calendar year, in The Netherlands, at such time and place as may be determined by the Directors.  Not more than 18 months must elapse between annual general meetings.  At least 21 clear days' notice shall be given of every annual general meeting and of every general meeting called for the passing of a special resolution or an extraordinary resolution, and at least fourteen clear days' notice shall be given of all other general meetings.  Every notice shall specify the place, the day and the time of the meeting and in the case of special business, the general nature of such business and, in the case of an annual general meeting, shall specify the meeting as such.

A meeting of the Company may be requisitioned by members holding not less than one tenth of the total voting rights of the members entitled to vote at such meeting in accordance with provisions of the Companies (Jersey) Law 1991 as amended.

Resolutions

Pursuant to the provisions of the Companies (Jersey) Law 1991 and the Articles, a resolution is a special resolution when it has been passed by a majority of not less than two thirds of members who (being entitled to do so) vote in person, or by proxy, at a general meeting of the Company of which not less than 21 days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given.

Pursuant to the Articles, an extraordinary resolution is any of the following:  (a) a resolution of members approved by not less than 75 per cent. of the votes cast; (b) a consent given by a majority of not less than 75 per cent. of the votes cast on a postal ballot of members conducted in such manner as the Secretary of the Company thinks fit; or (c) the written consent of members holding more than 75 per cent. of the Shares in issue.

A resolution in writing (including a special resolution but excluding a resolution removing an auditor) signed by all members who would be entitled to receive notice of and to attend and vote at a general meeting at which such a resolution would be proposed, or by their duly appointed attorneys, shall be as valid and effectual as if it had been passed at a general meeting of the Company duly convened and held.

Voting Rights

Each member present in person has one vote on a resolution of the Company taken on a show of hands at any meeting of members.  On a poll every member present in person or by proxy or (in the case of a corporation) by duly authorised representative, shall have one vote for each share of which he is the holder.  No member has, as of the date of this Prospectus, special rights, restrictions or prohibitions as regards voting.

Each member may appoint multiple proxies in respect of the Shares held by him and any proxy validly appointed by such member shall have the right to attend, vote and speak at general meetings.

All proxies validly appointed shall have the right to demand that a vote at a general meeting is taken on a poll.

Financial statements and the statutory auditor

Within seven months after the end of each financial period, the accounts of the Company for that period shall be prepared, and examined and reported upon by auditors and laid before a general meeting of the Company together with a copy of the auditors' report.  The auditors must be qualified to act as such as a matter of Jersey law.

Disclosure of interests

The Directors may by notice in writing require a person whom they know or have reasonable cause to believe to or, at any time during the three years immediately preceding the date on which the notice is issued, to have or have had been interested in any of the Shares comprised in the capital of the Company to confirm that fact or (as the case may be) to indicate whether or not it is the case, and where he holds or has during that time held an interest in any of the Shares comprised in the capital of the Company to give such further information as may be required.

Any such notice shall require any information given in response to the notice to be given in writing within such reasonable time as may be specified in the notice, and a copy of such notice shall be sent to the member or members reasonably believed by the Directors to be holding the Shares (the "Relevant Members") and to each other person appearing to be interested in the Shares the subject of such notice (but the failure or omission by the Company to do so shall not invalidate such notice).

If any person appearing to the Directors to be interested in any shares in the Company has been duly served with a notice requesting information relating to such shares and is in default 14 days from the date of service of the notice in supplying to the Company the information thereby required, then the Company may (at the absolute discretion of the Directors) at any time thereafter serve a notice upon such Relevant Member (a "direction notice") directing that in respect of (i) the Shares in relation to which the default occurred and (ii) any other shares held at the date of the direction notice by or on behalf of the shareholder or Relevant Member or such of them as the Directors may determine from time to time (the "default shares"), the Relevant Member shall not, nor shall any transferee to which any of such shares are transferred other than pursuant to a permitted transfer, be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company, or to be reckoned in a quorum until the Relevant Member has provided or caused to be provided to the Directors the information required by the notice.

Where the default shares represent at least 0.25 per cent. (in nominal value) of the issued shares of the same class, then the direction notice may additionally require that:  (i) any dividend or part thereof or other money which would otherwise be payable on the default shares shall be withheld by the Company, shall not bear interest against the Company and shall be payable (only when the direction notice ceases to have effect) to the person who would but for the direction notice have been entitled to them, (ii) where an offer of the right to elect to receive shares of the Company or certificates representing such shares instead of cash in respect of any dividend or part thereof is or has been made by the Company, any election made thereunder by the Relevant Member in respect of such default shares shall not be effective and (iii) no transfer of any of the Shares held by the Relevant Member shall be recognised or registered by the Directors unless the transfer is a permitted transfer or the Relevant Member is not himself in default in supplying the information requested and the transfer is of part only of the shareholder's holding and, when presented for registration, is accompanied by a certificate by the shareholder in a form satisfactory to the Directors to the effect that after due and careful enquiry the shareholder is satisfied that none of the Shares the subject of the transfer are default shares.

Upon giving a direction notice its terms shall apply accordingly and any direction notice shall have effect in accordance with its terms until seven days after the Directors are satisfied that the default, in respect of which the direction notice was issued, no longer continues, but shall cease to have effect in relation to any shares which are transferred by a Relevant Member by means of a permitted transfer on receipt by the Company of notice that a transfer as aforesaid has been made.  The Company may at any time give notice to the Relevant Member cancelling or suspending for a stated period the operation of a direction notice in whole or in part.

For the purposes of the above, a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification whether following service of a notice which either (1) names such person as being so interested or (2) (after taking into account the said notification and any other relevant information in the possession of the Company) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the Shares.

For the purposes of the above, a transfer of shares is a permitted transfer if but only if (i) it is a transfer by way of, or in pursuance of, an acceptance of a take-over offer for the Company or (ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the Shares to a third party unconnected with the transferring Member or with any person appearing to the Directors interested in the Shares of that Member or (iii) the transfer results from a sale made on or through the London Stock Exchange or any stock exchange outside the United Kingdom on which the Company's shares of the same class as the default shares are normally dealt in.

Amendment of Articles

The Articles of the Company may only be amended with the sanction of a special resolution of the Company's members.

Liquidation

If the Company is wound up, the assets available for distribution among the members shall be applied first in repaying to the members the amount paid up on their shares respectively, and if such assets shall be more than sufficient to the whole amount paid up on their shares, the balance shall be distributed among the members in proportion to the amount which at the time of the commencement of the winding up had been actually paid up on their said shares respectively.

Board of Directors

Number of Directors

The Company may by ordinary resolution of the Board determine the maximum and minimum number of Directors provided always that the minimum number of Directors is three.  A Director need not be a shareholder but is entitled to receive notice of and to attend and speak at shareholders' meetings.

Appointment, removal and retirement of Directors

The Directors have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors.  At any general meeting at which a Director retires or is removed from office, the Company shall elect a Director to fill the vacancy, unless the Company determines to reduce the number of Directors in office.  If the Company in general meeting determines to increase the number of Directors in office the Company shall elect additional Directors.  There is no compulsory retirement age.

 The office of a Director shall be vacated if:

(a)	he resigns his office by notice to the Company;

(b)	he ceases to be a Director by virtue of any provision of the Companies (Jersey) Law 1991 as amended or he becomes prohibited or disqualified by law from being a Director;

(c)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(d)	he is or may be suffering from a mental disorder;

(e)	he is removed from office by ordinary resolution of the shareholders; or

(f)	he is requested in writing to resign by not less than three-quarters of the other Directors.

At each annual general meeting, each of the Directors shall retire from office in accordance with the Articles.  If the Company does not fill the vacancy at the meeting at which a Director retires, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost.

Remuneration of Directors

The Directors are entitled to be paid out of the funds of the Company their travelling and other expenses properly and necessarily expended by them in attending meetings of the Directors or members or otherwise on the affairs of the Company.  Any remuneration for their services shall be fixed by ordinary resolution of the Company.

Conflicts of interest

Provided that he has disclosed the nature and extent of any of his interests which conflict or may conflict to a material extent with the interests of the Company at the first meeting of the Directors at which a transaction is considered, or as soon as practical after that meeting by notice in writing to the Secretary or has otherwise previously disclosed that he is to be regarded as interested in a transaction with a specific person, a Director notwithstanding his office:

•	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

•
may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

•
shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of Directors at which any contract or arrangement in which he is interested is considered and, subject to the provisions described in the foregoing paragraph, he may vote in respect of any such contract or arrangement.

The Directors may delegate any of their powers to committees consisting of such Directors or Director or such other persons as they think fit.  Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

Dividends

The Company may, by ordinary resolution in general meeting, declare dividends but no dividend shall exceed the amount recommended by the Directors.

The Directors may, if they think fit, from time to time pay to the members such interim dividends as appear to the Directors to be justified.

Subject to any particular rights or limitations as to dividend for the time being attached to any shares, as may be specified in the Articles or upon which such shares may be issued, all dividends shall be declared, apportioned and paid pro-rata according to the amounts paid up on the Shares (otherwise than in advance of calls) during any portion or portions of the period in respect of which the dividend is paid.

The Directors may deduct from any dividend payable to any member all such sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.  No dividend shall bear interest as against the Company.

Any dividend which has remained unclaimed for a period of five years from the date of declaration thereof shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely.

Potential mandatory offer rules

The Companies (Jersey) Law 1991 as amended provides that, if a takeover offer relates to all the Shares in the Company and at any time before the end of the period within which the offer can be accepted the offeror has by virtue of acceptances of the offer, acquired or contracted to acquire some (but not all) of the Shares to which the offer relates and those shares (with or without any other shares in the Company which he has acquired or contracted to acquire) amount to not less than nine-tenths in nominal value of all the Shares in the Company the offeror may force the acquisition of the remaining shares or the holder of any shares to which the offer relates who has not accepted the offer may by a written communication addressed to the offeror require him to acquire those shares.

There have been no public takeover bids by third parties for all or any part of the Company's share capital during the last financial year or during the current financial year.

RELATED PARTY TRANSACTIONS

In the ordinary course of its business, the Company has engaged in transactions with parties that are under common control with the Company or that are otherwise related parties to the Company.  Transactions with entities under common control with the Company constitute transactions with parties that have the same beneficial owners as the Company, or who are members of the Company's Board of Directors.  See "Principal Shareholders."

The related party transactions which the Company entered into as at 31 December 2009, 2010, 2011 and as at 30 June 2012 are set out below.

Balances with related parties: amounts due to shareholders

	31 December			30 June
	2009	2010	2011	2012
Hürriyet Invest B.V.	—	5.0	13.0	16.9
Hürriyet Gazetecilik ve Matbaacılık A.Ş.	0.3	0.2	—	—
	0.3	5.2	13.0	16.9

Transactions with related parties: Service purchases from related parties

	31 December			30 June
	2009	2010	2011	2012
Hürriyet Invest B.V.	—	—	0.4	0.5
Hürriyet Gazetecilik ve Matbaacılık A.Ş.		0.2	—	—
Remunerations paid to Board members and key management personnel	0.3	3.6	2.2	0.7
	0.3	3.8	2.6	1.2

As at the date of this Prospectus and for the years ended 31 December 2011, 2010 and 2009 and for the six months ended 30 June 2012, the Company has not, other than as described above, engaged in any transactions with members of its Board of Directors or with entities under common control with it during the periods under review.

The Company seeks to conduct all transactions with entities that are under common control or otherwise constitute related parties on market terms and in accordance with relevant Jersey, Russian and other legislation.  However, there can be no assurance that any or all of these transactions have been or will be conducted on market terms.

The Board of Directors has adopted certain procedures relating to the approval of transactions with related parties.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group within the two years immediately preceding the date of this document and are, or may be, material or have been entered into at any time by any member of the Group and contain provisions under which any member of the Group has an obligation or entitlement which is, or may be, material to the Group as at the date of this document:

•
The Third Senior Credit Facility Agreement dated 15 April 2011 between Pronto-Moscow Ltd. and Credit Europe Bank N.V., as described in "Operating and Financial Review—Cash Flows, Liquidity and Capital Resources—Financial Liabilities – Borrowings."

•
The Company and Hürriyet Invest have entered into the Underwriting Deed dated 10 December 2012. Pursuant to this agreement, Hürriyet Invest has agreed to subscribe for: (i) any New Shares not taken up by the Company's eligible shareholders under the Pre-emptive Share Offer; and (ii) any New Shares represented by entitlements to New GDRs which are not taken up or are withdrawn by Eligible Investors under the New GDR Offering. Hürriyet Invest will not receive any fees or commissions from the Company for underwriting the Pre-emptive Share Offer and the New GDR Offering.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions will apply to the Global Depositary Receipts, and will be endorsed on each Global Depositary Receipt certificate:

The Global Depositary Receipts ("GDRs") represented by this certificate are each issued in respect of one ordinary share of US$0.16 par value each (the "Shares") in Trader Media East Limited (the "Company") pursuant to and subject to an agreement dated 10 February 2006, and made between the Company and The Bank of New York Mellon in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement").  Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed BNY (Nominees) Limited as Custodian (the "Custodian") to receive and hold on its behalf any relevant documentation respecting certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property").  The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs.  In these terms and conditions (the "Conditions"), references to the "Depositary" are to The Bank of New York Mellon and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to BNY (Nominees) Limited or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" mean, in relation to the relevant Custodian, its head office in the city of London or such other location of the head office of the Custodian as may be designated by the Custodian with the approval of the Depositary (if outside the city of London) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

 References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder.  These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs.  Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian.  Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement.  Holders of GDRs are not party to the Deposit Agreement and thus, under English Law, have no contractual rights against, or obligations to, the Company or the Depositary.  However, the deed poll executed by the Company in favour of the Holders (the "Deed Poll") provides that, if the Company fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the "Depositary" in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate.  The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.

1.	Withdrawal of Deposited Property and Further Issues of GDRs

1.1
Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

(i)
a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Jersey of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii)	the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii)
the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depositary to which the Deposited Property being withdrawn is attributable; and

(iv)
the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out either (a) in Schedule 3, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered during the Restricted Period (such term being defined as the 40 day period beginning on the latest of the commencement of the Offering, the original issue date of the GDRs, and the issue date with respect to the additional GDRs, if any, issued to cover over-allotments) in respect of surrendered Regulation S GDRs, or (b) in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

1.2
Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i)
a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii)
all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a)
will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b)
will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Jersey of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3
Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4
The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed certificate substantially in the form of (a) Schedule 3, Part A of the Deposit Agreement by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs.  References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

1.5
Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR.  Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6
The Depositary may issue GDRs against rights to receive Shares from the Company (or any agent of the Company recording Share ownership).  No such issue of GDRs will be deemed a "Pre-Release" as defined in Condition 1.7.

1.7
Unless requested in writing by the Company to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a "Pre-Release").  The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released.  The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release.  Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the "Pre-Releasee") that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders and (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release; (b) at all times fully collateralised with cash or such other collateral as the Depositary determines in good faith will provide substantially similar liquidity and security; (c) terminable by the Depositary on not more than five (5) business days' notice; and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate.  The number of GDRs which are outstanding at any time as a result of Pre-Release will not normally represent more than 30 per cent. of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may, with the prior written consent of the Company, change such limits for the purpose of general application.  The Depositary will also set dollar limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case-by-case basis as the Depositary deems appropriate.  The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations in connection herewith, including the Pre-Releasee's obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4, Part A of the Deposit Agreement.  The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3, Part A of the Deposit Agreement.

2.	Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares.  In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to accept Shares for deposit, to execute and deliver GDRs or to register transfers of GDRs if it has been notified by the Company in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a US Securities Exchange or quoted on a US automated inter-dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A.  Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of the Company is closed or, generally or in one or more localities, suspend the withdrawal of Deposited Property or deposit of Shares if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason.  The Depositary shall (unless otherwise notified by the Company) restrict the withdrawal of Deposited Shares where the Company notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or the Company's constitutive documents or would otherwise violate any applicable laws.

3.	Transfer and Ownership

The GDRs are in registered form, each corresponding to one Share.  Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration.  The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws.  The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Interests in Rule 144A GDRs corresponding to the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act").  Prior to expiration of the Restricted Period, no owner of Regulation S GDRs may transfer Regulation S GDRs or Shares represented thereby except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act or to, or for the account of, a qualified institutional buyer as defined in Rule 144A under the Securities Act (each a "QIB") in a transaction meeting the requirements of such Rule 144A.  There shall be no transfer of Regulation S GDRs by an owner thereof to a QIB except as aforesaid and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule 144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB.  Issuance of such Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4.	Cash Distributions

 Whenever the Depositary shall receive from the Company any cash dividend or other cash distribution on or in respect of the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into United States dollars in accordance with Condition 8.  The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:

(a)
in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b)
the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5.	Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution.  Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6.	Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7.	Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof.  The Depositary will deal with such rights in the manner described below:

(i)
if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in US dollars or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(ii)
if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(iii)
if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

(iv)
(a)
Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the "Primary GDR Rights Offering"), if authorised by the Company to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs ("Additional GDR Rights") if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the "Instruction Date") instructions to exercise rights have not been received by the Depositary from the Holders in respect of all their initial entitlements.  Any Holder's instructions to subscribe for such Additional GDR Rights ("Additional GDR Rights Requests") shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the "Maximum Additional Subscription") and must be received by the Depositary by the Instruction Date.  If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto ("Unsubscribed Rights"), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in US dollars or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(b)
Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated pro rata on the basis of the extent of the Maximum Additional Subscription specified in each Holder's Additional GDR Rights Request.

(c)
In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Jersey counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the Company's expense and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions.  For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to the Company or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of such law.  Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and neither the Company nor the Depositary shall be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse.  The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8.	Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than United States dollars by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgment of the Depositary be converted on a reasonable basis into United States dollars and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into United States dollars.  If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or license, if any, as it may deem desirable.  If at any time the Depositary shall determine that in its judgment any currency other than United States dollars is not convertible on a reasonable basis into United States dollars and distributable to the Holders entitled thereto, or if any approval or license of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto.  If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in United States dollars to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9.	Distribution of any Payments

9.1
Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in United States dollars by check drawn upon a bank in New York City or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, Euroclear or DTC, as the case may be.  The Depositary or the Agent, as the case may be, may deduct and retain from all moneys due in respect of such GDR in accordance with the Deposit Agreement all fees, taxes, duties, charges, costs and expenses which may become or have become payable under the Deposit Agreement or under applicable law or regulation in respect of such GDR or the related Deposited Property.

9.2
Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable), subject to any laws or regulations applicable thereto.  If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10.	Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depositary shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11.	Withholding Taxes and Applicable Laws

11.1
Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Dutch and (if any) Jersey or other withholding taxes, if any, at the applicable rates.

11.2
If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Jersey or The Netherlands in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company has agreed to apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws.  In this connection, the Company has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same.  The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain (but shall where assistance is reasonably requested by the Company, and such assistance does not require the Depositary to take any action in conflict with market practice or in a capacity other than its capacity as Depositary, at the expense of the Company make reasonable endeavours to assist the Company to obtain) any such authorisation, consent, registration or permit, or to file any such report.

12.	Voting Rights

12.1
Holders will have the right to instruct the Depositary with respect to the exercise of voting rights with respect to the Deposited Shares.  Where two or more persons are registered as the Holder of a GDR, the Depositary will require instructions from each such person, each giving the same instructions, for the purposes of Condition 12.  The Company has agreed to notify the Depositary of any resolution to be proposed at any general meeting of the Company and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.

The Company has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of the Company and the agenda therefor as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by the Company for the Shares or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23.  The Company has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.

12.2
In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3
The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that the relevant portion of the Deposited Shares will be voted for and the relevant portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.

12.4
If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permitted by Jersey law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 below confirms it to be permissible under Jersey law, calculate from the voting instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5
The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by such Holder or because the voting instructions are incomplete, illegible or unclear) with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depositary, the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.

12.6
If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Jersey law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5 the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7
Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 above the Depositary shall notify the chairman of the Company's board of directors (the "Chairman") and appoint a person designated by the Chairman as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition.  The Depositary shall not be required to take any action required by this Condition 12 unless it shall have previously received an opinion from the Company's legal counsel (such counsel being reasonably acceptable to the Depositary) at the Company's expense to the effect that the voting arrangements contemplated in this Condition are valid and binding on Holders under Jersey law and the Company's statutes and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 and that in doing so the Depositary will not be deemed to be exercising voting discretion.

12.8	By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition 12 as it may be amended from time to time in order to comply with applicable Jersey law.

12.9
The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominee or nominees, if any, do not, vote or attempt to exercise any right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.

13.	Recovery of Taxes, Duties and Other Charges, and Fees and Expenses due to the Depositary

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR (the "Charges") shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution.  The Depositary may sell (whether by way of public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) for the account of the Holder an appropriate number of Deposited Shares or amount of other Deposited Property and will discharge out of the proceeds of such sale any Charges, and any fees or expenses due to the Depositary from the Holder pursuant to Condition 16, and subsequently pay any surplus to the Holder.  Any request by the Depositary for the payment of Charges shall be made by giving notice pursuant to Condition 23.

14.	Liability

14.1
In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2
Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Jersey or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of the Company, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement.  Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3
Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4
The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5
The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6
The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7
The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8
In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9
Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.10
The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise, and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11
Any such advice, opinion, certificate or information (as discussed in Condition 14.10 above) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

14.12
The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by any directors of the Company or by a person duly authorised by any of the directors of the Company or such other certificate from persons specified in Condition 14.10 above which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13	The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14
The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company.  Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Company and the Holders in making such delegation.  The Company shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate.  However, the Depositary shall, if practicable and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default.  The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company.  Any delegation under this Condition which includes the power to sub-delegate shall provide that the sub-delegate shall be required to provide the services sub-delegated in substantially the same manner as such services are required to be provided under the Deposit Agreement and the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

14.15
The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16
The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17
Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18
No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

14.19
For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Jersey law as the same may be amended from time to time.  Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by the Company, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.

14.20	No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

15.	Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16.	Depositary's Fees, Costs and Expenses

16.1
The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i)
for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property:  US$5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii)
for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates:  a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii)
for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above):  the greater of US$1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv)	for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of US$0.02 or less per GDR for each such dividend or distribution;

(v)
in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution:  US$5.00 or less per 100 outstanding GDRs (or portion thereof) for each such issue of rights, dividend or distribution;

(vi)	for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of US$0.05 or less per GDR;

(vii)	a fee of US$0.02 or less per GDR (or portion thereof) for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below; and

(viii)
any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge from one or more cash dividends or other cash distributions, together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

16.2	The Depositary is entitled to receive from the Company the fees, taxes, duties, charges costs and expenses as specified in a separate agreement between the Company and the Depositary.

17.	Agents

17.1	The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, inter alia, of making distributions to the Holders.

17.2	Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18.	Listing

The Company has undertaken in the Deposit Agreement to use all reasonable endeavours to maintain, so long as any GDR is outstanding, a listing for the GDRs on the official list maintained by the Financial Services Authority (the "Official List") and admission to trading on the market for listed securities of the London Stock Exchange.

For that purpose the Company will pay all fees and sign and deliver all undertakings required by the Financial Services Authority and the London Stock Exchange in connection with such listings.  In the event that the listing on the Official List and admission to trading on the London Stock Exchange's Main Market is not maintained, the Company has undertaken in the Deposit Agreement to use all reasonable endeavours with the reasonable assistance of the Depositary (provided at the Company's expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19.	The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian.  The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and the Company.  The Custodian may resign or be removed by the Depositary by giving 90 days' prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian's resignation or discharge may take effect immediately on the appointment of such replacement Custodian.  Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Jersey, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian.  Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with the Company, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Jersey, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination.  The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23.  Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian.  In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the Company's expense if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

20.	Resignation and Termination of Appointment of the Depositary

20.1
The Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days' prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days' prior notice in writing to the Company and the Custodian.  Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the Financial Services Authority and the London Stock Exchange.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary.  The Company has undertaken in the Deposit Agreement to use all reasonable endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation.  Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the Financial Services Authority and the London Stock Exchange.

20.2
Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from the Company under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement.  The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the resigning Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

21.	Termination of Deposit Agreement

21.1
Either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 and the Deposit Agreement that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' prior notice to the other and to the Custodian.  Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

21.2
During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property relative to each GDR held by it, subject to (i) the provisions of Condition 1.1 and compliance by it with Condition 1, (ii) payment by the Holder of the charge specified in Condition 16.1(i) and Clause 10.1.1(a) for such delivery and surrender, and (iii) payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary (together with all amounts which the Depositary is obliged to pay to the Custodian) in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3
If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, pro rata to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders.  After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22.	Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable.  Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given.  During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, payment of the charge specified in Condition 16.1(i) for such delivery and surrender and otherwise in accordance with the Deposit Agreement and these Conditions.  Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders.  In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23.	Notices

23.1
Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2
Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after dispatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form.  The Company or the Depositary may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3
So long as GDRs are listed on the Official List and admitted to trading on the London Stock Exchange's Main Market and the rules of the Financial Services Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the UK (which is expected to be the Financial Times).

24.	Reports and Information on the Company

24.1
The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i)
in respect of the financial year ending on 31 December 2005 and in respect of each financial year thereafter, the consolidated financial statements of the Company as at the end of such financial year, prepared in conformity with generally accepted accounting principles in Jersey and reported upon by independent public accountants selected by the Company, as soon as practicable (and in any event within 180 days) after the end of such year;

(ii)
if the Company publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements, as soon as practicable, after the same are published and in any event no later than four months after the end of the period to which they relate; and

(iii)
if the Company publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published, and in any event no later than two months after the end of the period to which they relate.

24.2	The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3
For so long as any of the GDRs remains outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1933, as amended (the "Securities Act"), if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, the Company has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered pursuant to Rule 144A(2)(4) to any Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by the Company in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the Securities Act, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein in reliance on Rule 144A under the Securities Act and otherwise to comply with the requirements of Rule 144A(d)(4) under the Securities Act.  Subject to receipt, the Depositary will deliver such information, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25.	Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company (or such number of copies of an English translation of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request.  If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared.  Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.

26.	Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27.	Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28.	Governing Law

28.1
The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York.  The rights and obligations attaching to the Deposited Shares will be governed by Jersey law.  The Company has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City.  The Company has also agreed in the Deposit Agreement, and the Deed Poll to allow, respectively, the Depositary and the Holders to elect that a Dispute be resolved by arbitration if they consider that there is a significant risk that a judgment in relation to such Dispute, if it were obtained in the English courts, the courts of the State of New York or any United States Federal Court sitting in the Borough of Manhattan, New York City, might not be enforceable in Jersey.

28.2
The Company has irrevocably appointed Law Debenture Corporate Services Limited, as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and appointed CT Corporation System as its agent in New York to receive service of process in any Proceedings in New York.  If for any reason the Company does not have such an agent in England or New York as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment.  Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3
The courts of England are to have jurisdiction to settle any disputes (each a "Dispute") which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("Proceedings") may be brought in such courts.  Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City.  The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.4
These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.5
In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is related to or is based upon any act or failure to act by the Company, or which contains allegations to such effect, upon notice from the Depositary, the Company has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.6
The Depositary irrevocably appoints The Bank of New York Mellon, London Branch, (Attention:  The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs.  If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment.  Nothing herein shall affect the right to serve process in any other manner permitted by law.

SUMMARY OF PROVISIONS RELATING TO THE GDRS WHILE IN MASTER FORM

The GDRs are evidenced by (i) a single Master Regulation S GDR in registered form and (ii) a single Master Rule 144A GDR in registered form.  The Master Regulation S GDR will be deposited with The Bank of New York Mellon, London Branch as common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of The Bank of New York Mellon Depository (Nominees) Limited.  The Master Rule 144A GDR will be registered in the name of Cede & Co as nominee for DTC, and will be held by The Bank of New York Mellon as Custodian for DTC.  The Master Regulation S GDR and the Master Rule 144A GDR (collectively the "Master GDRs") contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the "Terms and Conditions of the Global Depositary Receipts" set out in this Prospectus.  The following is a summary of certain of those provisions.  Unless otherwise defined herein, the terms defined in the "Terms and Conditions of the Global Depositary Receipts" shall have the same meaning herein.

 The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (i), (ii), (iii) or (iv) below in whole but not in part.  The Depositary will irrevocably undertake in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 calendar days in the event that:

(i)
Euroclear or Clearstream, Luxembourg (in the case of the Master Regulations GDR) or DTC, or any successor to DTC (in the case of the Master Rule 144A GDR) notifies the Depositary in writing that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days; or

(ii)
Euroclear or Clearstream, Luxembourg, in the case of the Master Regulation S GDR, or DTC, in the case of the Master Rule 144A GDR, is closed for business for a continuous period of 14 calendar days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 calendar days; or

(iii)	in the case of Master Rule 144A GDR, DTC or any successor ceases to be a "clearing agency" registered under the Exchange Act; or

(iv)
the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs represented by certificates in definitive registered form, provided that the Depositary shall have no obligation to so determine or to attempt to so determine.

Any exchange shall be at the expense (including printing costs) of the relevant GDR holder.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through DTC, Euroclear or Clearstream, Luxembourg.

Upon any exchange of a Master GDR for certificates in definitive registered form, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR pursuant to Condition 3 of the Deposit Agreement, or any distribution of GDRs pursuant to Conditions 5, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the register maintained by the Depositary whereupon the number of GDRs represented by the Master GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the register, provided always that, if the number of GDRs represented by a Master GDR is reduced to zero, such Master GDR shall continue in existence until the Company's obligations under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments, Distributions and Voting Rights

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by the Master Regulation S GDR, be made by the Depositary through Euroclear and Clearstream, Luxembourg and, in the case of GDRs represented by the Master Rule 144A GDR, will be made by the Depositary through DTC, on behalf of persons entitled thereto upon receipt of funds therefor from the Company.  A free distribution or rights issue of Shares to the Depositary on behalf of the Holders will result in the record maintained by the Depositary being marked up to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Holders of GDRs will have voting rights as set out in the Terms and Conditions of the GDRs.

Surrender of GDRs

Any requirement in the Terms and Conditions of the GDRs relating to the surrender of a GDR represented by the Master Regulation S GDR to the Depositary shall be satisfied by the production by Euroclear or Clearstream, Luxembourg, and relating to the surrender of a GDR represented by the Master Rule 144A GDR to the Depositary shall be satisfied by the production by DTC, on behalf of a person entitled to an interest therein, of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream, in the case of the Master Regulation S GDR, or by DTC in the case of the Master Rule 144A GDR.  The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all money or other property payable or distributable in respect of the Deposited Property represented by such GDRs.

Notices

For as long as the Master Regulation S GDR is registered in the name of a common depositary (or its nominee) for Euroclear and Clearstream, Luxembourg and the Master Rule 144A GDR is registered in the name of DTC (or its nominee), notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg with respect to the Master Regulation S GDR and to DTC with respect to the Master Rule 144A GDR for communication to persons entitled thereto in substitution for delivery of notices in accordance with Condition 23.  So long as GDRs are listed on the Official List maintained by the Financial Services Authority and admitted for trading on the London Stock Exchange, and the Financial Services Authority or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the United Kingdom (which is expected to be the Financial Times).

The Master GDRs shall be governed by and construed in accordance with English law.

REGULATORY MATTERS

Russia

Regulation of Mass Media in the Russian Federation

In Russia the Group is subject to various laws and government regulations including special legislation relating to its mass media and advertising activities.  In general, the activities of media and information companies are subject to more extensive regulation in the Russian Federation than would be expected in Western European countries.  Laws particularly relevant to the Group's activities are:

•	Federal Law on Mass Media;

•	Federal Law on Advertising;

•	Federal Law on Information, Distribution of Information Technologies (Informatisation) and Protection of Information; and

•	Russian Civil Code.

Numerous government authorities in the Russian Federation are involved in regulating and controlling the Group's activities pursuant to the above-mentioned laws.  The most relevant are Federal Service for Supervision in the Sphere of Telecom, Information Technologies and Mass Communications (the "Federal Service") as well as the Federal Antimonopoly Service.

According to Russian law on mass media (newspapers (including classified advertising papers), television stations, and Internet services), entities disseminating information through such media are required, among other things, to register such media with the Federal Service or its regional branches.  The Group has obtained registrations for all of its principal mass media, including Iz Ruk v Ruki, Avto, Rabota Segodnja, and Nedvizhimost.

None of these registrations are required to be renewed unless there are material changes in the activities of the entities involved or in the entities themselves.  A registration could be revoked by an order of court under certain circumstances, including making false statements during registration, failure to publish or broadcast for more than one year, failure to adopt a special media charter within three months after the commencement of publication or broadcasting activities.

Foreign legal entities and individuals, as well as Russian legal entities with foreign shareholders (if such ownership constitutes 50 per cent. or more of their charter capital), are not allowed to engage in certain media activities, including mass television broadcasting.

Advertising through mass media is also subject to state regulation by the Federal Antimonopoly Service (the Russian antimonopoly authority) (the FAS).  Publication of any commercial information could be deemed advertising immediately upon its issuance.  Furthermore there are specific restrictions applicable to the advertising of certain products and services including, among others, alcohol, tobacco, medical goods, medical services, weapons and financial, insurance, and investment services.

By contrast, only a few current laws or regulations directly apply to commercial online services or the Internet.  Performance of commercial activities on the Internet is mainly regulated by general civil legislation.  As activities on the Internet are of a specific nature, the absence of special regulation gives rise to legal uncertainty.  Judicial bodies, as a rule, do not have sufficient experience in dealing with Internet commerce and judicial decisions are therefore unpredictable.

However, certain direct rules do apply to the field of domain names.  Russian trademark law currently gives priority to trademark rights in the event of a conflict with a domain name, but actions brought thereunder are rarely effective.

The Coordination Group of the ".ru" top-level domain, the Russian Research Institute of Public Network Development and ANO Regional Network Information Centre have issued guidance recognised as important for the use of and the proprietary rights to domain names.  While these bodies have attempted to establish some degree of order in the allocation of and access to certain domain names in Russia, the level of protection is still low.

Antimonopoly Regulation in Russia

The Russian Federal Antimonopoly Service is authorised by law to control, in particular, (i) acquisitions of more than 25 per cent. of the voting shares in a Russian business entity; (ii) acquisitions of more than 20 per cent. of the production assets of a business entity; and (iii) acquisitions of control over business entities.  If the combined assets of the target and acquirer's group of entities and/or individuals exceed RUR3 billion (approximately US$218.8 million) or if the target, the acquirer or a company in the acquirer's group of entities and/or individuals is registered as having more than a 35 per cent. share of a particular commodity market, prior clearance for the acquisition is required from the FAS.  As a condition to issuing such approvals, the FAS may impose certain conditions designed to promote competition, including restrictions on conducting business, such as price limitations, geographical expansion, associations and agreements with competitors.  In addition, a company holding a dominant position is prohibited from abusing such a position.

Russian antimonopoly legislation expressly provides for its extraterritorial application to transactions which are made outside of the Russian Federation but lead, or may lead, to the restriction of competition in Russia, or entail other negative consequences on the Russian markets.  Russian antimonopoly authorities have therefore historically taken the view that merger control rules apply to offshore acquisitions if the non-Russian target company has direct or indirect subsidiaries or substantial market presence in Russia.  Thus the acquisition of voting shares in Trader Media East Limited may in some cases also be subject to Russian merger control rules.  Trader Media East indirectly controls the Russian subsidiaries of the Group.  Purchase of more than 25 per cent. of the voting shares in Trader Media East or acquisition of control over Trader Media East otherwise by an investor or several entities constituting "a group of entities and/or individuals," in the meaning ascribed to it in Russian antimonopoly laws, may be subject to obtaining clearance from the FAS.  Currently there is no court guidance as to the meaning of "acquisition of control," and the terms "group of entities and/or individuals" and "acquisition of control" are rather broad.  Consequently, application of the relevant antimonopoly rules is largely dependent on their interpretation at any particular time by the FAS and /or the courts.  See "Risk Factors—Risks Related to Russia and other Emerging Markets – Legislative and Legal Risks."  Prospective investors should obtain their own advice on the Russian antimonopoly law in connection with the placement or other acquisition of significant share portfolios in the Company.

 Failure to obtain FAS's consent may result in:

(a)	the invalidation by a Russian court of the relevant acquisition transaction if the FAS proves that it resulted in restriction of competition;

(b)	the imposition of an administrative fine of up to RUR500,000 (approximately $15,625);

(c)	the issuing by FAS of certain orders in relation to the Group's Russian subsidiaries (e.g. orders imposing restrictions on their activities or establishing additional reporting requirements); and

(d)	complications in any further dealings with, or investigations by, the FAS, including in relation to any future restructuring or acquisition involving the Group's Russian subsidiaries.

Hungary

Media registration

Periodicals (including classified advertising papers) are required to be registered with the Ministry of Cultural Heritage before the commencement of publication thereof.  Such register contains basic data on each periodical and on the founder, publisher and editor thereof.  The periodicals' registrations are not required to be renewed, however changes to the registered data must be notified to the Ministry of Cultural Heritage.  Under the Hungarian regime, the founder's and publisher's rights are not necessarily owned by the same entity and they may be transferred separately.  A registration may be revoked by an order of court if the conditions of registration were not actually met at the time of the registration (including the making of false statements during the registration procedure).  The Group has obtained registrations for its principal classified advertising papers (including Expressz, Képes Auto, Képes Ingatlan, Képes Harzonjármü, Mai Hirdetés and Újpressz).

TAXATION

 The following summary of material Dutch, Jersey and United Kingdom tax consequences of ownership of the New GDRs is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of New GDRs. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of New GDRs. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of New GDRs, including the applicability and effect of any other tax laws or tax treaties, and of pending or proposed changes in applicable tax laws as at the date of this Prospectus, and of any actual changes in applicable tax laws after such date.

DUTCH TAX CONSIDERATIONS

Dutch Tax Considerations

The Company has established residency in The Netherlands for Dutch corporate income tax purposes and accordingly certain Dutch tax considerations apply to an investment in its New Shares or New GDRs.

Where this summary refers to a holder of a New Share or New GDR, an individual holding a New Share or New GDR or an entity holding a New Share or New GDR, such reference is restricted to an individual or entity holding legal title to as well as an economic interest in such New Share or New GDR or otherwise being regarded as owning a New Share or New GDR for Dutch tax purposes. It is noted that for purposes of Dutch income, corporate, gift and inheritance tax, assets legally owned by a third party such as a trustee,  foundation or similar entity, may be treated as assets owned by the (deemed) settlor, grantor or similar originator or the beneficiaries in proportion to their interest in such arrangement.

Where the summary refers to "The Netherlands" or "Dutch" it refers only to the European part of the Kingdom of the Netherlands.

Corporate and Individual Income Tax

Residents of The Netherlands

A holder of New Shares or New GDRs which is a corporate entity that is a resident or deemed to be a resident of The Netherlands for Dutch tax purposes will generally be subject to corporate income tax on any benefits derived or deemed to be derived from the New Shares or New GDRs (including any capital gains realised on the disposal thereof) unless such holder is eligible for the participation exemption with respect to those New Shares or New GDRs.  The participation exemption is generally available if the holder owns at least 5 per cent. of the Company's nominal paid-up share capital.  The current rate of corporate income tax is 25 per cent. (20 per cent. for the first €200,000 of taxable income).

 An individual holder who is resident or deemed to be a resident in The Netherlands for Dutch tax purposes (including a non-resident individual who has opted to be taxed as a resident in The Netherlands), is subject to tax in respect of income derived from and gains realised upon the New Shares or New GDRs at progressive rates with a maximum of 52 per cent., if:

(a)	the holder of New Shares or New GDRs has an enterprise or an interest in an enterprise, to which the New Shares or New GDRs are attributable;

(b)
such income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden), which include activities in The Netherlands with respect to the New Shares or New GDRs that exceed "normal active asset management" (normaal actief vermogensbeheer).

An individual holder who is resident or deemed to be a resident in The Netherlands for Dutch tax purposes (including a non-resident individual who has opted to be taxed as a resident in The Netherlands), is subject to tax in respect of income and gains derived from the New Shares or New GDRs at a flat rate of 25 per cent. if the holder of the New Shares or New GDRs has, or is deemed to have, a substantial interest, as defined in The Netherlands Income Tax Act (Wet inkomstenbelasting 2001) in the Company. Generally speaking, an individual holding a New Share or New GDR has a substantial interest in the Company if (a) such individual, either alone or together with his partner, directly or indirectly has, or (b) certain relatives of such individual or his partner, directly or indirectly have, (I) the ownership of, a right to acquire the ownership of, or certain rights over, shares representing 5 per cent or more of either the total issued and outstanding capital of the Company or the issued and outstanding capital of any class of shares of the Company, or (II) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5 per cent or more of either the annual profit or the liquidation proceeds of the Company.  Also, an individual holding a New Share or New GDR has a substantial interest in the Company if he or his partner has, or if certain relatives of the individual or his partner have, a deemed substantial interest in the Company. An individual holding a New Share or New GDR, or his partner or relevant relative, has a deemed substantial interest in the Company if either (a) such person or his predecessor has disposed of or is deemed to have disposed of all or part of a substantial interest or (b) such person has transferred an enterprise in exchange for shares in the Company, on a non-recognition basis.

In other cases an individual holder of New Shares or New GDRs, will not be taxable on actual payments on New Shares or New GDRs and the actual gains realised upon the disposal of New Shares or New GDRs.  Instead, the holder of New Shares or New GDRs will be taxed at a flat rate of 30 per cent. on deemed income from "savings and investments" (sparen en beleggen).  This deemed income amounts to 4 per cent. of the individual's "yield basis" (rendementsgrondslag) at the beginning of the calendar year.

Non-residents of The Netherlands

 A holder of New Shares or New GDRs will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by the Company or in respect of any gain realised on the disposal of New Shares or New GDRs (other than the withholding tax described below), provided that:

(i)	such holder is neither a resident nor deemed to be a resident of The Netherlands, nor, if he is an individual, has elected to be taxed as a resident of The Netherlands;

(ii)
such holder does not have an enterprise, or an interest in an enterprise, that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands, and to which enterprise or part of an enterprise, as the case may be, the New Shares or New GDRs are attributable;

(iii)	if such holder is an individual, his activities in The Netherlands with respect to New Shares or New GDRs do not exceed "normal active asset management" (normaal actief vermogensbeheer);

(iv)
if such holder is an individual, such holder does not have a substantial interest or a deemed substantial interest in the Company (as described above), or, in the event that the holder does have such interest, it forms part of the assets of an enterprise; and

(v)
if such holder is an entity, such holder does not have, directly or indirectly, a substantial or a deemed substantial interest, as defined in The Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001) in the Company, or, in the event that the holder does have such interest, it forms part of the assets of an enterprise.  Generally speaking, an entity holding a New Share or New GDR has a substantial interest in the Company if such entity, directly or indirectly has (I) the ownership of, a right to acquire the ownership of, or certain rights over shares representing 5 per cent or more of either the total issued and outstanding capital of the Company or the issued and outstanding capital of any class of shares of the Company, or (II) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5 per cent or more of either the annual profit or the liquidation proceeds of the Company.  An entity holding a New Share or New GDR has a deemed substantial interest in the Company if such entity has disposed of or is deemed to have disposed of all or part of a substantial interest on a non-recognition basis.

Withholding Tax

 Dividends distributed by the Company are generally subject to withholding tax imposed by The Netherlands at a rate of 15 per cent.  Dividends distributed by the Company include, but are not limited to:

(i)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised for Dutch dividend withholding tax purposes;

(ii)
liquidation proceeds, proceeds from the redemption of New Shares and New GDRs or, as a rule, consideration for the repurchase of New Shares and New GDRs by the Company in excess of the average paid-in capital recognised for Dutch dividend withholding tax purposes;

(iii)
the par value of New Shares and New GDRs issued to a holder of New Shares or New GDRs or an increase of the par value of New Shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)
partial repayment of paid-in capital, recognised for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of the Company has resolved in advance to make such repayment and (b) the nominal value of the New Shares and New GDRs concerned has been reduced in an equal amount by way of an amendment to the Articles.

A holder of New Shares or New GDRs who is resident in a country other than The Netherlands may, if a treaty for avoidance of double taxation is in effect between The Netherlands and such country, depending on the terns of such double taxation treaty, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

According to anti-dividend stripping rules, no exemption from or credit, reduction or refund of, Dutch dividend withholding tax may be granted if the recipient of the dividend paid by the Company is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends as meant in those rules.

Gift Tax

Residents of The Netherlands

Gift tax may be due in The Netherlands with respect to an acquisition of the New Shares or New GDRs by way of a gift by a holder of New Shares or New GDRs who is resident or deemed to be resident in The Netherlands.  Estate tax may be due in The Netherlands with respect to an acquisition of New Shares or New GDRs on the death of a holder of New Shares or New GDRs resident or deemed to be resident in The Netherlands, or by way of a gift by a holder of New Shares or New GDRs resident or deemed to be resident in The Netherlands within 180 days before his death.

For purposes of Dutch gift and inheritance tax, an individual who holds Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Dutch gift and inheritance tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Non-residents of The Netherlands

 No gift, estate or inheritance tax will arise in The Netherlands with respect to an acquisition of the New Shares or New GDRs by way of a gift by, or on the death of, a holder who is neither resident nor deemed to be resident in The Netherlands, unless the transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands for the purpose of the relevant provisions. For purposes of the foregoing, a gift of New Shares or New GDRs by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, and such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands, is construed as a gift by an individual resident in The Netherlands.

Other Taxes

No Dutch VAT, capital tax, registration tax, customs duty, transfer tax, stamp duty or any other similar tax or duty will be payable in The Netherlands in respect of or in connection with the holding of the New Shares or New GDRs.

JERSEY TAX CONSIDERATIONS

Income Tax

The Company

 Under the Income Tax (Jersey) Law 1961, as amended (the "Jersey Income Tax Law"), the Company will be regarded as either:

(i)
not resident in Jersey under Article 123(1) of the Jersey Income Tax Law provided that (and for so long as) it satisfies the conditions set out in that provision, in which case the Company will not (except as noted below) be liable to Jersey income tax; or

(ii)
resident in Jersey under Article 123C of the Income Tax Law, in which case the Company (being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof) will (except as noted below) be subject to Jersey income tax at a rate of 0 per cent.

The Company conducts its affairs so as to fall within paragraph (i) above.

If the Company derives any income from the ownership or disposal of land in Jersey or the importation and supply of hydrocarbon oil into Jersey, such income will be subject to tax at the rate of 20 per cent.  It is not expected that the Company will derive any such income.

Holders of Shares

The Company will be entitled to pay dividends to its shareholders without any withholding or deduction for or on account of Jersey tax.  Shareholders (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of Shares.

Goods and services tax

 The Company is an "international services entity" for the purposes of the Goods and Services Tax (Jersey) Law 2007 (the "GST Law"). Consequently, the Company is not required to:

(i)	register as a taxable person pursuant to the GST Law;

(ii)	charge goods and services tax in Jersey in respect of any supply made by it; or

(iii)	subject to limited exceptions that are not expected to apply to the Company, pay goods and services tax in Jersey in respect of any supply made to it.

Stamp duty

No stamp duty is payable in Jersey on the issue or inter vivos transfer of shares in a Jersey company.

Upon the death of a shareholder of a Jersey company, a grant of probate or letters of administration will be required to transfer the shares of the deceased person, except that where the deceased person was domiciled outside of Jersey at the time of death, the Jersey company may (at its discretion) dispense with this requirement where the value of the deceased's movable estate in Jersey does not exceed £10,000.

 Upon the death of a shareholder of a Jersey company, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

(i)
(where the deceased person was domiciled in Jersey at the time of death) the deceased person's personal estate wherever situated (including any shares in the Jersey company) if the net value of such personal estate exceeds £10,000; or

(ii)
(where the deceased person was domiciled outside of Jersey at the time of death) the deceased person's personal estate situated in Jersey (including any shares in the Jersey company) if the net value of such personal estate exceeds £10,000.

 The rate of stamp duty payable is:

(i)	(where the net value of the deceased person's relevant personal estate does not exceed £100,000) 0.50 per cent. of the net value of the deceased person's relevant personal estate; or

(ii)
(where the net value of the deceased person's relevant personal estate exceeds £100,000) £500 for the first £100,000 plus 0.75 per cent. of the net value of the deceased person's relevant personal estate which exceeds £100,000.

In addition, application and other fees may be payable.

UNITED KINGDOM TAX CONSIDERATIONS

The comments below are of a general nature and are based on current UK law and published H.M. Revenue & Customs practice, both of which are subject to change, possibly with retrospective effect. The summary only covers the principal UK tax consequences for the absolute beneficial owners of New Shares or New GDRs and any dividends paid in respect of them, in circumstances where the dividends paid are regarded for UK tax purposes as that person's own income (and not the income of some other person), and who are resident (or, in the case of individuals only, ordinarily resident and domiciled) in the UK for tax purposes. In addition, the summary (a) only addresses the tax consequences for holders who hold the New Shares or New GDRs as capital assets and does not address the tax consequences which may be relevant to certain other categories of holders, for example, dealers; (b) does not address the tax consequences for holders that are insurance companies, collective investment schemes or persons connected with the company; (c) assumes that the holder does not control or hold, either alone or together with one or more associated or connected persons, directly or indirectly, 10 per cent. or more of the shares and/or voting power of the Company; (d) assumes that there will be no register in the UK in respect of the New Shares or New GDRs; (e) assumes that the New Shares will not be held by, and that the New GDRs will not be issued by, a depositary incorporated in the UK; and (f) assumes that neither the New Shares nor the New GDRs will be paired with shares issued by a company incorporated in the UK.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular holder. Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under UK law and H.M. Revenue & Customs practice, of acquisition, ownership and disposition of New Shares or New GDRs in their own particular circumstances, by consulting their own tax advisors.

Taxation of Dividends

UK Withholding Tax

The Company is not required to make any deduction from payments of dividends for or on account of UK tax.

UK Income Tax and Corporation Tax

General

Holders who are resident (or, in the case of individuals only, ordinarily resident) in the UK will, in general, be subject to income tax or corporation tax on the total of the dividends received on the New Shares or New GDRs plus any withholding tax deducted in The Netherlands.

As described in the section of this document headed "Dutch Tax Considerations—Withholding Tax", dividends paid by the Company will generally be subject to Dutch withholding tax.  The normal rate of Dutch withholding tax is 15 per cent. of the gross amount of the dividend.  However, this rate may be reduced under an applicable double tax treaty.  The rate of withholding tax on dividends for UK residents who are entitled to claim (and make a valid claim) under the UK/Netherlands Double Tax Treaty is generally 10 per cent.

If a holder receives a dividend in relation to their New Shares or New GDRs and the dividend is paid subject to Dutch withholding tax, credit for such withholding tax may be available for set-off against a liability to UK corporation tax or UK income tax on the dividend. The amount of such credit will normally be equal to the lesser of the amount withheld and the liability to UK tax on the dividend.  Such credit will not normally be available for set-off against a holder's liability to UK tax other than on the dividend and, to the extent that such credit is not set off against the UK tax on the dividend, the credit will be lost.

Individuals

An individual holder who is resident and domiciled in the UK for UK tax purposes will generally be subject to UK income tax on the gross dividend which will be regarded as the top slice of the holder's income.  Such holders should generally be entitled to a non-payable tax credit equal to one ninth of the amount of the divided declared (or 10 per cent. of the aggregate of the dividend declared and the tax credit (the "gross dividend")) which can be set off against the individual's income tax liability incurred as a result of the dividend payment.

A UK resident individual holder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit.

In the case of a UK resident individual holder who is liable to income tax only at the basic rate (taking account of the gross dividend), the tax credit will satisfy in full such shareholder's liability to income tax.

To the extent that a UK resident individual holder's income (including the gross dividend) exceeds the threshold for higher rate income tax, such shareholder will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against this liability.  Such an individual holder who is liable to income tax on the dividend wholly at the higher rate will therefore be liable to income tax at 22.5 per cent. of the gross dividend (or 25 per cent. of the dividend declared) subject to credit for Dutch withholding tax.

To the extent that a UK resident individual holder's income (including the gross dividend) exceeds the threshold for additional rate income tax, such shareholder will be subject to income tax on the gross dividend at 42.5 per cent. (falling to 37.5 per cent. with effect from 6 April 2013) but will be able to set the tax credit off against this liability.  Such an individual holder who is liable to income tax on the dividend wholly at the higher rate will therefore be liable to income tax at 32.5 per cent. (27.5 per cent. from 6 April 2013) of the gross dividend (or approximately 36.1 per cent. (30.6 per cent. from 6 April 2013) of the dividend declared) subject to credit for Dutch withholding tax.

The statements above assume that dividend payments by the Company will be treated as income for income tax purposes.  However, there is currently uncertainty as to whether dividends paid out of a reserve created following a reduction in capital will be regarded as income or a repayment of capital on the shares.  If any dividend payment by the Company were regarded as a repayment of capital then, subject to any available exemption or relief, the dividend would be subject to capital gains tax and not income tax and no tax credit would be available.  In light of this uncertainty, UK resident holders are advised to consult their own professional advisers in relation to the UK tax implications of any such dividends.

Corporates

A holder within the charge to UK corporation tax and resident (for tax purposes) in the UK will be liable for UK corporation tax on the receipt of the gross dividend unless certain conditions for exemption are satisfied. The exemption is of wide application and holders who are within the charge to UK corporation tax will generally not be subject to UK corporation tax on the dividend.  However, the exemption is not comprehensive and is also subject to anti-avoidance rules.  Companies should seek specific professional advice on whether a dividend payment qualifies for exemption.

Taxation of Capital Gains

The disposal or deemed disposal of the New Shares or New GDRs by a holder who is resident (or, in the case of individuals only, ordinarily resident) in the UK for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains, depending on the holder's circumstances and subject to any available exemption or relief. In addition, holders who are individuals and who dispose of their New Shares or New GDRs while they are temporarily non-resident may be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the UK.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty will be payable on the issue of the New Shares or New GDRs, and no UK stamp duty will be payable on the transfer of the New Shares or New GDRs, provided that any instrument of transfer is not executed in the UK and does not relate to any property situated or to any matter or thing done or to be done in the UK. No UK stamp duty reserve tax will be payable on the issue or transfer of New Shares or New GDRs.

Prospective investors should consult their own tax advisers with respect to the tax consequences to them of acquiring, holding and disposing of the New Shares or New GDRs.

TRANSFER RESTRICTIONS

Rule 144A GDRs

 Each purchaser of New Rule 144A GDRs in the New GDR Offering, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

1.
The purchaser is aware the New Rule 144A GDRs and the New Shares represented thereby have not been and will not be registered under the Securities Act and are being offered in the United States in reliance on Rule 144A only in a transaction not involving any public offering in the United States and are restricted securities within the meaning of the Securities Act.

2.
If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such New Rule 144A GDRs or the New Shares represented thereby, such New Rule 144A GDRs and New Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the New Rule 144A GDRs will bear unless otherwise determined by the Company and the Depositary in accordance with applicable law:

THIS RULE 144A GLOBAL DEPOSITARY RECEIPT AND THE ORDINARY SHARES OF TRADER MEDIA EAST LIMITED REPRESENTED HEREBY (THE "SHARES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.  THE HOLDER HEREOF BY PURCHASING THE GDRs, AGREES FOR THE BENEFIT OF TRADER MEDIA EAST LIMITED THAT THE GDRs AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF APPLICABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.  THE HOLDER OF THE GDRs WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDRs OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.  THE BENEFICIAL OWNER OF SHARES RECEIVED UPON CANCELLATION OF ANY RULE 144A GLOBAL DEPOSITARY RECEIPT MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH ORDINARY SHARES INTO ANY DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, OTHER THAN A RESTRICTED RULE 144A DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT.  NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTIONS PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THE SHARES OR ANY RULE 144A GLOBAL DEPOSITARY RECEIPTS.

Regulation S GDRs

 Each purchaser of New Regulation S GDRs in the New GDR Offering, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

1.
That such purchaser is, and the person, if any, for whose account it is acquiring the New Regulation S GDRs is (i)  not an affiliate of ours or a person acting on behalf of such an affiliate and (ii)  not in the business of buying or selling securities or, if it is in such business, it did not acquire the New Regulation S GDRs or the New Shares represented thereby from the Company or one of our affiliates in this offering distribution of new Regulation S GDRs.

SETTLEMENT AND TRANSFER

Clearing and Settlement of New GDRs

Custodial and depositary links have been established between Euroclear and Clearstream, Luxembourg and DTC to facilitate the initial issue of the New GDRs and cross-market transfers of the New GDRs associated with secondary market trading.

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants.  Euroclear and Clearstream, Luxembourg provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing.  Euroclear and Clearstream, Luxembourg participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations.  Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective customers may settle trades with each other.  Indirect access to Euroclear or Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the New GDRs held through Euroclear or Clearstream, Luxembourg will be credited, to the extent received by the Depositary, to the cash accounts of Euroclear or Clearstream, Luxembourg participants in accordance with the relevant system's rules and procedures.

DTC

DTC is a limited-purpose trust company organised under the laws of the State of New York, a "banking organisation" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic computerised book-entry changes in DTC participants' accounts.  DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations.  Indirect access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders of book-entry interests in the New GDRs holding through DTC will receive, to the extent received by the Depositary, all distributions of dividends or other payments with respect to book-entry interests in the GDRs from the Depositary through DTC and DTC participants.  Distributions in the United States will be subject to relevant US tax laws and regulations.

As DTC can act on behalf of DTC direct participants only, who in turn act on behalf of DTC indirect participants, the ability of beneficial owners who are indirect participants to pledge book-entry interests in the New GDRs to persons or entities that do not participate in DTC, or otherwise take actions with respect to book-entry interests in the New GDRs, may be limited.

Registration and Form

Book-entry interests in the New GDRs held through Euroclear and Clearstream, Luxembourg will be represented by the Master Regulation S GDR registered in the name of The Bank of New York Mellon Depository (Nominees) Limited as nominee for The Bank of New York Mellon, London Branch, as common depositary for Euroclear and Clearstream, Luxembourg.  Book-entry interests in the New GDRs held through DTC will be represented by the Master Rule 144A GDR registered in the name of Cede & Co, as nominee for DTC, which will be held by a custodian for DTC.  As necessary, the Depositary will adjust the amounts of New GDRs on the relevant register to reflect the amounts of New GDRs held through Euroclear, Clearstream, Luxembourg and DTC, respectively.  Beneficial ownership in the New GDRs will be held through financial institutions as direct and indirect participants in Euroclear, Clearstream, Luxembourg and DTC.

The aggregate holdings of book-entry interests in the New GDRs in Euroclear, Clearstream, Luxembourg and DTC will be reflected in the book-entry accounts of each such institution.  Euroclear, Clearstream, Luxembourg and DTC, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the New GDRs.  The Depositary will be responsible for maintaining a record of the aggregate holdings of New GDRs registered in the name of the common depositary for Euroclear and Clearstream, Luxembourg and the nominee for DTC.  The Depositary will be responsible for ensuring that payments received by it from the Company for holders holding through Euroclear or Clearstream, Luxembourg are credited to Euroclear or Clearstream, Luxembourg as the case may be, and the Depositary will also be responsible for ensuring that payments received by it from the Company for holders holding through DTC are received by DTC.

The Company will not impose any fees in respect of the New GDRs; however, holders of book-entry interests in the New GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear, Clearstream, Luxembourg or DTC and certain fees and expenses payable to the Depositary in accordance with the terms of the Deposit Agreement.

Global Clearance and Settlement Procedures

Initial Settlement

The New GDRs will be in global form evidenced by the two Master GDRs.  Purchasers electing to hold book-entry interests in New GDRs through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to depositary receipts.  DTC participants acting on behalf of purchasers electing to hold book-entry interests in the New GDRs through DTC will follow the delivery practices applicable to depositary receipts.

Secondary Market Trading

For a description of the transfer restrictions relating to the New GDRs, see "Transfer Restrictions".

Trading between Euroclear and Clearstream, Luxembourg participants

Secondary market sales of book-entry interests in the New GDRs held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the New GDRs through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear or Clearstream, Luxembourg and will be settled using the normal procedures applicable to depositary receipts.

Trading between DTC participants

Secondary market sales of book-entry interests in the New GDRs held through DTC will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to depositary receipts, if payment is effected in US dollars, or free of payment, if payment is not effected in US dollars.  Where payment is not effected in US dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream, Luxembourg purchaser

When book-entry interests in the New GDRs are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the DTC participant must send to DTC a delivery free of payment instruction at least two business days prior to the settlement date.  DTC will in turn transmit such instruction to Euroclear or Clearstream, Luxembourg, as the case may be, on the settlement date.  Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant.  On the settlement date, DTC will debit the account of its DTC participant and will instruct the Depositary to instruct Euroclear or Clearstream, Luxembourg, as the case may be, to credit the relevant account of the Euroclear or Clearstream, Luxembourg participant, as the case may be.  In addition, on the settlement date, DTC will instruct the Depositary to (i) decrease the amount of book-entry interests in the New GDRs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR and (ii) increase the amount of book-entry interests in the New GDRs registered in the name of the common nominee for Euroclear and Clearstream, Luxembourg and represented by the Master Regulation S GDR.

Trading between Clearstream, Luxembourg/Euroclear seller and DTC purchaser

When book-entry interests in the New GDRs are to be transferred from the account of a Euroclear or Clearstream, Luxembourg participant to the account of a DTC participant, the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg a delivery free of payment instruction at least two business days prior to the settlement date.  Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant, as the case may be.  On the settlement date, Euroclear or Clearstream, Luxembourg, as the case may be, will debit the account of its participant and will instruct the Depositary to instruct DTC to credit the relevant account of Euroclear or Clearstream, Luxembourg, as the case may be, and will deliver such book-entry interests in the New GDRs free of payment to the relevant account of the DTC participant.  In addition, Euroclear or Clearstream, Luxembourg, as the case may be, shall on the settlement date instruct the Depositary to (i) decrease the amount of the book-entry interests in the New GDRs registered in the name of the common nominee and evidenced by the Master Regulation S GDR and (ii) increase the amount of the book-entry interests in the New GDRs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR.

General

Although the foregoing sets out the procedures of Euroclear, Clearstream, Luxembourg and DTC in order to facilitate the transfers of interests in the GDRs among participants of Euroclear, Clearstream, Luxembourg and DTC, none of Euroclear, Clearstream, Luxembourg or DTC are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of the Company, the Depositary, the Custodian or their respective agents will have any responsibility for the performance by Euroclear, Clearstream, Luxembourg or DTC or their respective participants of their respective obligations under the rules and procedures governing their operations.

RELEVANT DOCUMENTATION AND INFORMATION INCORPORATED BY REFERENCE

The following documentation, which is available as described below, contains information which is relevant to the New GDR Offering:

•	TME's Unaudited Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012;

•	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011;

•	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010; and

•	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009.

The Interim Financial Statements contain the Company's unaudited consolidated financial statements for the six month period ended 30 June 2012.  The Audited Financial Statements contain the Company's audited consolidated financial statements for the years ended 31 December 2011, 2010 and 2009, together with an audit report in respect of each such year.

The table below sets out the various sections of the documents referred to above which are incorporated by references into this document, so as to provide the information required pursuant to paragraphs 10.20.1, 10.20.2 and 10.20.5 of Annex X to Appendix 3 to the Prospectus Rules and to ensure that Eligible Investors and others are aware of all information which, according to the particular nature of the Company and the New GDRs, is necessary to enable Eligible Investors and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Company and of the rights attaching to the New GDRs.

Information incorporated by reference into this document	Reference document	Page number in reference document
For the six months ended 30 June 2012
Auditor's Review Report	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	i
Condensed consolidated interim balance sheet	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	1
Condensed consolidated interim statements of income and loss	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	2
Condensed consolidated interim statements of comprehensive income and loss	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	3
Condensed consolidated interim statements of changes in equity	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	4
Condensed consolidated interim cash flow statement	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	5
Notes	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	6-23
For the year ended 31 December 2011
Auditor's report	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	39
Consolidated balance sheet	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	41
Consolidated statements of income and loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	42
Consolidated statements of comprehensive loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	43
Consolidated statements of changes in equity	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	44
Consolidated cash flow statement	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	45
Notes	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	46-95
For the year ended 31 December 2010
Auditor's report	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	41
Consolidated balance sheet	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	43
Consolidated statements of income and loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	44
Consolidated statements of comprehensive loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	45
Consolidated statements of changes in equity	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	46
Consolidated cash flow statement	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	47
Notes	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	48-92
For the year ended 31 December 2009
Auditor's report	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	48
Consolidated balance sheets	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	50
Consolidated statements of income and loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	51
Consolidated statements of comprehensive loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	52
Consolidated statements of changes in equity	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	53
Consolidated cash flow statement	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	54
Notes	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	55-95

Information incorporated by reference into this document	Reference document	Page number in reference document
For the six months ended 30 June 2012
Auditor's Review Report	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	i
Condensed consolidated interim balance sheet	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	1
Condensed consolidated interim statements of income and loss	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	2
Condensed consolidated interim statements of comprehensive income and loss	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	3
Condensed consolidated interim statements of changes in equity	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	4
Condensed consolidated interim cash flow statement	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	5
Notes	TME's Condensed Consolidated Interim Financial Statements for the Six Month Period ended 30 June 2012	6-23
For the year ended 31 December 2011
Auditor's report	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	39
Consolidated balance sheet	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	41
Consolidated statements of income and loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	42
Consolidated statements of comprehensive loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	43
Consolidated statements of changes in equity	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	44
Consolidated cash flow statement	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	45
Notes	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011	46-95
For the year ended 31 December 2010
Auditor's report	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	41
Consolidated balance sheet	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	43
Consolidated statements of income and loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	44
Consolidated statements of comprehensive loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	45
Consolidated statements of changes in equity	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	46
Consolidated cash flow statement	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	47
Notes	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010	48-92
For the year ended 31 December 2009
Auditor's report	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	48
Consolidated balance sheets	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	50
Consolidated statements of income and loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	51
Consolidated statements of comprehensive loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	52
Consolidated statements of changes in equity	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	53
Consolidated cash flow statement	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	54
Notes	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009	55-95

Except as set forth above, no other portion of the documents described above is incorporated by reference into this document and those portions which are not specifically incorporated by reference in this document are either not relevant for Eligible Investors, or the relevant information is included elsewhere in this document.

Any information incorporated by reference into any of the documents described above does not form part of this document.

All of the information incorporated by reference into this document has been previously published and approved by the FSA or filed with it. The information incorporated by reference is available for inspection at Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ and is also available on the Company's website at www.tmeast.com. Except to the extent expressly set out above in this section "Relevant Documentation and Information Incorporated by Reference", neither the content of the Company's website (nor any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this Prospectus.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Department of Financial Services.  The Depositary was constituted in 1784 in the State of New York.  It is a wholly owned subsidiary of The Bank of New York Mellon Corporation, a New York bank holding company.  The principal office of the Depositary is located at One Wall Street, New York, New York 10286, United States of America.  Its principal administrative offices are located at 101 Barclay Street, 22 West, New York, New York 10286, United States of America.  A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Mellon Corporation's most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286, United States of America and at The Bank of New York Mellon, One Canada Square, London E14 5AL, United Kingdom.  Holders of the New GDRs can contact the Depositary at 101 Barclay Street, 22 West, New York, New York 10286, USA (telephone +1 212 815 4305).

INDEPENDENT AUDITORS

The Company's audited consolidated financial statements in respect of the financial years ended 31 December 2010 and 2011 incorporated by reference into this Prospectus have been audited and the Unaudited Interim Financial Statements incorporated by reference into this Prospectus have been reviewed by DRT Bağimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of Deloitte Touche Tohmatsu Limited (the "Auditor"), of Sun Plaza, Bilim Sok No. 5, Maslak, Şişli 34398, Istanbul, Turkey. The Auditor was appointed by the Company on 6 December 2010 in order to comply with its regulatory obligations in Jersey and is authorised and regulated by the Capital Markets Board and the Public Oversight, Accounting and Audit Standards Board of Turkey. The Company's audited consolidated financial statements in respect of the financial year ended 31 December 2009 and incorporated by reference into this Prospectus have been audited by PricewaterhouseCoopers CI LLP of Twenty Two Colomberie, St Helier, Jersey, JE1 4XA, United Kingdom.

GENERAL INFORMATION

1.	All consents, approvals, authorisations or other orders required for the issue of the New Shares and the New GDRs under the prevailing laws of Jersey have been given or obtained.

2.
The issue of the New Shares was duly authorised by the Board of Directors on 7 December in accordance with the Company's memorandum and articles of association.  The transfer of the New Shares to the Depositary and issue of the New GDRs is expected to be approved by the Board of Directors on 20 December.

3.
It is expected that listing of the New GDRs will take place on 21 December.  Transactions will normally be effected for settlement in US dollars and for delivery on the third working day after the day of the transaction.  Listing of the New GDRs on the London Stock Exchange is conditional upon the issuance of the New GDRs.

4.
There has been no significant change in the financial or trading position of the Group since 30 June 2012, being the end of the last financial period for which financial information has been published, such information being interim unaudited financial information.

5.
In the event that certificates in definitive form are issued in respect of the New GDRs, the Company will appoint an agent in the United Kingdom for so long as the New GDRs are listed on the London Stock Exchange.

6.
Copies of the following documents may be inspected at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, during usual business hours on any weekday (Saturday, Sunday and public holidays excepted) until admission of the New GDRs to the Official List of the UKLA and to trading on the London Stock Exchange:

(a)	the Company's Memorandum and Articles of Association in effect upon completion of the New GDR Offering;

(b)	the Company's Condensed Consolidated Interim Financial Statements for the six month period ended 30 June 2012;

(c)	the Company's Annual Report & Consolidated Financial Statements for the year ended 31 December 2011;

(d)	the Company's Annual Report & Consolidated Financial Statements for the year ended 31 December 2010; and

(e)	the Company's Annual Report & Consolidated Financial Statements for the year ended 31 December 2009.

The Company prepares annual and interim consolidated financial statements in accordance with IFRS as adopted in the EU.  Copies of the Company's future annual audited consolidated financial statements and unaudited interim consolidated financial statements required to be provided to holders of New GDRs will be available for inspection and may be obtained free of charge at the registered office of the Company.

7.
There are no temporary documents of title issued in respect of the New GDRs.  Holders may inspect the rules governing the issue of the certificates at the offices of the Depositary from the Closing Date.

8.	The following table sets forth the registered offices of certain of the Company's significant subsidiaries:

Company	Effective interest	Actual interest	Registered office	Country of Incorporation
Expressz Magyarország Media Kft.	100%	100%	1131 Budapest, Babér utca 5, Hungary	Hungary
Impress Media Marketing, LLC	97%	91%	4th Roschinsky proezd, 20, build. 5, Moscow, Russia	Russia
Oglasnik d.o.o.	70%	70%	Avenija V. Holjevka 40	Croatia
Moje Delo d.o.o			HR 10000 Zagreb, Croatia Podutiška cesta 92 1000 Ljubljana	Slovenia
OOO Pronto-Akmola KZT	100%	100%	Beybetshilk str. 18/1, Astana, Kazakhstan	Kazakhstan
OOO Pronto-DV	99%	99%	ul. Muravieva-Amurskogo, 4, Khabarovsk, Russia	Russia
OOO Pronto-Kazan	72%	72%	Ulica Sibirskiy trakt, 27 Kazan, Russia	Russia
OOO Pronto Moscow	100%	100%	2nd Yuzhnoportovy proezd, 27A, bld.1 Moscow, Russia	Russia
OOO Pronto-Nizhny Novgorod	90%	90%	Okskij sjezd, 2a, Novgorod, Russia	Russia
OOO Pronto-Novosibirsk	99%	99%	Prospekt Krasny, 220/5, Novosibirsk, Russia	Russia
OOO Pronto-Samara	100%	100%	ul.Revolucionnaya, 70/1, Samara, Russia	Russia
OOO SP Belpronto	60%	60%	Prospect Nezavisimosti, 98, office 17, Minsk, Belarus	Belarus
SP Pronto	50%	50%	,ul. Patrisa Lumumby, 4/6 Kiev, Ukraine	Ukraine

9.	The New GDRs have no nominal or par value.

APPENDIX: PRESS RELEASE CONTAINING THE GROUP'S FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2012

PRESS RELEASE

TRADER MEDIA EAST
Third Quarter 2012 Trading Update

Naarden, The Netherlands – November 13, 2012

Trader Media East Limited (“TME” or the “Group”), a leader in print and online classified publishing, operating in Russia, CIS, and Eastern Europe, released today its third quarter (3Q) financial results for 2012

Financial Summary (unaudited IFRS)

(US$ millions)	3Q11	3Q12	Change	Org ch.*	9M11	9M12	Change	Org ch.*

Revenues	35.1	31.0	-11.6%	0.1%	108.7	92.7	-14.7%	-2.0%
Russia	26.9	24.0	-10.7%	-1.5%	83.5	72.2	-13.6%	-4.3%
Moscow	12.0	10.4	-13.2%	-4.2%	40.0	32.9	-17.7%	-10.7%
Regions	15.0	13.7	-8.7%	0.7%	43.5	39.2	-9.8%	1.8%
CIS	4.8	4.8	-0.1%	19.9%	14.7	13.5	-8.1%	21.4%
Eastern Europe	3.4	2.2	-35.2%	-25.4%	10.5	7.0	-33.2%	-23.7%

Operations EBITDA	5.2	5.7	8.9%	37.4%	13.6	13.6	0.2%	22.1%

- Corporate Cost	0.8	0.8	4.6%	-	2.4	2.1	-12.7%	-

Consolidated EBITDA	4.4	4.9	9.6%	42.4%	11.1	11.5	3.0%	28.1%

Net (Loss)/Income	-11.0	6.2			-8.0	5.4

Operation EBITDA Margin %	14.8%	18.2%			12.5%	14.7%

Consolidated EBITDA Margin %	12.7%	15.7%			10.3%	12.4%
______________________
(*)	Organic Change: Local currency change, including only active operations.

(US$ millions)	9M11	9M12	Change	Org ch.*	3Q11	3Q12	Change	Org ch.*

Online Revenues	19.1	22.4	17.5%	37.1%	6.7	7.9	17.8%	37.3%
Share in total revenues	17.5%	24.2%			19.1%	25.4%

TRADER MEDIA EAST
Consolidated Balance Sheets
(Unless otherwise stated US Dollars in thousands)

	31 Dec 2011	30 Sept 2012
	(Audited)	(Unaudited)

ASSETS
Non-current assets
Property, plant and equipment	5.7	5.7
Goodwill	79.6	83.0
Intangible assets	65.3	66.5
Available-for-sale financial assets	0.1	0.1
Deferred tax assets	2.9	2.7
Other non-current assets	-	0.2
Total non-current assets	153.6	158.2

Current assets
Inventories	1.3	0.7
Trade and other receivables	5.1	5.8
Cash and cash equivalents	9.4	16.5
Other current assets	8.0	9.7
Assets held for sale	1.5	-
Total current assets	25.3	32.7
Total assets	178.9	190.9

TRADER MEDIA EAST
Consolidated Balance Sheets
(Unless otherwise stated US Dollars in thousands)

	30 Sept 2011	30 Sept 2012
	(Audited)	(Unaudited)

EQUITY
Capital and reserves attributable to equity holders of the company
Share capital	8.0	8.0
Additional paid-in capital	678.1	678.1
Translation reserve	17.5	17.2
Accumulated losses	-644.4	-648.1
	59.2	55.2
Non-controlling interests	2.0	1.4
Total equity	61.2	56.6
LIABILITIES
Non-current liabilities
Financial liabilities – Senior credit facility	-	70.0
Deferred tax liabilities	10.3	9.9
Total non-current liabilities	10.3	79.9
Current liabilities
Financial liabilities – Senior credit facility	70.9	3.5
Financial liabilities to non-controlling interests	10.1	10.2
Trade and other payables	12.1	9.4
Due to shareholders	17.2	13.0
Current income tax liabilities	0.4	0.3
Other current liabilities	8.7	6.0
Total non-current liabilities	119.4	42.4
Total liabilities	129.7	122.3
Total liabilities and equity	190.9	178.9

TRADER MEDIA EAST
Consolidated Profit and Loss Statement
(Unless otherwise stated US Dollars in thousands)

	31 Dec 2011	30 Sept 2012
	(Audited)	(Unaudited)

Revenue	108.7	92.7
Cost of sales	-58.1	-44.7
Gross profit	50.6	48.0
Marketing, selling and distribution expenses	-12.1	-13.0
General administration expenses	-35.4	-29.4
Other income	0.9	3.5
Operating profit	4.0	9.1
Financial income/(expense), net	-10.4	-0.6
Gain/(Loss) before income taxes	-6.4	8.5
Tax expense	-1.4	-3.1
Net profit/(loss) for the year	-7.8	5.4
Attributable to:
Equity holders of the parent	-9.7	3.8
Non-controlling interests	1.7	1.6
	-8.0	5.4
Weighted average number of ordinary shares in issue (thousands)	50,000	50,000
Basic and diluted earnings per share for profit attributable to the equity holders of the parent during the period (expressed in full US Dollar per share)	-0.19	0.076

Forward Looking Statements

Some of the statements in this document are forward-looking. Forward-looking statements include statements regarding the intent, belief and current expectations of Trader Media East or its officers with respect to various matters. When used in this document, the words “expects,” “believes,” “anticipates,” “plans,” “may,” “will,” “should” and similar expressions, and the negatives thereof, are intended to identify forward-looking statements. Such statements are not promises or guarantees, and are subject to risks and uncertainties that could cause actual outcome to differ materially from those suggested by any such statements. Those factors include, but are not limited to, risks or uncertainties relating to our highly competitive industry, our dependence on advertising including print and online advertising, our ability to make and integrate acquisitions, our ability to obtain financing for acquisitions and other needs on terms acceptable to us, the uncertain operating environment created by political, economic and social conditions, including corruption, in some of the countries in which we operate, the currencies in which we do business, our ability to remit funds freely from the jurisdictions in which we operate, restraints on our operations resulting from minority holdings in some of our subsidiaries, our ability to manage foreign exchange exposures, our dependence on our management team and key personnel, our ability to attract and retain key sales staff, our content, our brands, our limited operating history of our online operations in the countries in which we do business, our inability to adapt to technological changes, as well as general economic and market conditions relating generally to emerging markets.

These forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

Investor Relations Contact Information

İnci Tarı
Investor Relations Director
Tel: +90 212 449 65 54
e-mail: itari@hurriyet.com.tr

REGISTERED OFFICE OF THE COMPANY
Trader Media East Limited 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands
PRINCIPAL AND ADMINISTRATIVE OFFICES
Trader Media East Limited Zwarteweg 6D 1412 GD Naarden The Netherlands
LEGAL ADVISERS TO THE COMPANY
As to US and English Law	As to Russian Law	As to Jersey Law
Clifford Chance LLP 10 Upper Bank Street London E14 5JJ United Kingdom	Clifford Chance CIS Limited Ul. Gaslicka,6 125047 Moscow Russian Federation	Mourant Ozannes 22 Grenville Street St Helier, Jersey JE4 8PX Channel Islands
DEPOSITARY
The Bank of New York Mellon 101 Barclay Street New York, NY 10286 United States of America